U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

05004592

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

FOR 2/25/05
Current Report on Form 8-K Deal 2005-EMX1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-108865
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)



**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of February, 2005.

Residential Asset Securities Corporation
(Registrant)

By: Benita Bjorgo

Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

## $466,659,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EMX1

### RASC SERIES 2005-EMX1 TRUST
Issuer

### RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

### RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 23, 2005

# GMAC RFC Securities

**Any transactions in the certificates will be effected through Residential Funding Securities Corporation.**


CREDIT
SUISSE
FIRST
BOSTON

SALOMON SMITH BARNEY





### Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.



## RASC SERIES 2005-EMX1 TRUST (Part I of II)
**Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1**

# RASC Series 2005-EMX1 Trust
## Home Equity Mortgage Asset-Backed Pass-Through Certificates

## $466,659,000 (Approximate)
***Subject to Revision***

**Certificates**

| Class | Approximate Size[1] | Interest Type | Principal Type | Expected WAL (yrs)[2] Call/Mat | Expected Principal Window (months)[2] Call/Mat | Final Scheduled Distribution Date[3] | Expected rating (Moody's/S&P) |
|---|---|---|---|---|---|---|---|
| A-I-1[4] | 187,639,000 | Floating | SEQ | 1.00 / 1.00 | 1-23 / 1-23 | Sep-2025 | Aaa/AAA |
| A-I-2[4] | 107,407,000 | Floating | SEQ | 3.00 / 3.01 | 23-75 / 23-80 | Apr-2033 | Aaa/AAA |
| A-I-3[4] | 21,613,000 | Floating | SEQ | 6.23 / 9.66 | 75-75 / 80-176 | Mar-2035 | Aaa/AAA |
| A-II-1[4][6] | 253,232,000 | Floating | | | *Not Offered* | | Aaa/AAA |
| A-II-2[4][6] | 63,309,000 | Floating | | | *Not Offered* | | Aaa/AAA |
| M-1[4][5] | 59,200,000 | Floating | MEZ | 4.72 / 5.20 | 45-75 / 45-150 | Mar-2035 | Aa2/AA |
| M-2[4][5] | 45,200,000 | Floating | MEZ | 4.46 / 4.91 | 41-75 / 41-137 | Mar-2035 | A2/A |
| M-3[4][5] | 13,200,000 | Floating | MEZ | 4.38 / 4.79 | 40-75 / 40-123 | Mar-2035 | A3/A- |
| M-4[4][5] | 10,800,000 | Floating | MEZ | 4.36 / 4.74 | 39-75 / 39-117 | Mar-2035 | Baa1/BBB+ |
| M-5[4][5] | 10,800,000 | Floating | MEZ | 4.34 / 4.68 | 39-75 / 39-112 | Mar-2035 | Baa2/BBB |
| M-6[4][5] | 10,800,000 | Floating | MEZ | 4.32 / 4.62 | 38-75 / 38-105 | Mar-2035 | Baa3/BBB- |
| B[4][5][7] | 9,600,000 | Floating | | | *Not Offered* | | Ba1/BB+ |
| **Total** | **$792,800,000** | | | | | | |

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the applicable Net Wac Cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) Not offered hereby, but will be offered via the prospectus supplement.
(7) Not offered hereby, but will be offered via a Private Placement Memorandum.





# Transaction Overview

| | |
|---|---|
| **Certificates:** | The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates").<br><br>The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates".<br><br>The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").<br><br>The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will be offered by a Private Placement Memorandum. |
| **Depositor:** | Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation |
| **Seller and Master Servicer:** | Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC") |
| **Sub-Servicer:** | Primary servicing will be provided by Mortgage Lenders Network USA, Inc. |
| **Trustee:** | US Bank National Association |
| **Joint Lead Underwriters:** | Residential Funding Securities Corporation and Banc of America Securities LLC |
| **Co-Manager:** | Citigroup Global Markets Inc. |
| **Cut-off Date:** | February 1, 2005 |
| **Closing Date:** | On or about March 4, 2005 |
| **Distribution Dates:** | The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in March 2005. The initial Distribution Date will be March 25, 2005. |
| **Form of Certificates:** | The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds. |
| **Minimum Denominations:** | The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class B Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof. |
| **Tax Status:** | The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes. |





**ERISA Eligibility:** The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

**SMMEA Eligibility:** None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Optional Termination Date:** If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust.

**Expense Fee Rate:** With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

**Mortgage Loans:** The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable rate subprime home equity Mortgage Loans secured by first and second liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first and second liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 24.8% and 21.8% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years. On the Closing Date, Loan Group I and Loan Group II will each have an aggregate principal balance of approximately $400,000,000.

**Prepayment Assumption:** Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

**Net Mortgage Rate:** With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

**Maximum Net Mortgage Rate:** With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

**Group I Net WAC Cap Rate:** The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

**Group I Basis Risk Shortfall:** With respect to the Class A-I Certificates and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group I Net WAC Cap Rate; plus any unpaid Group I Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

**Group II Net WAC Cap Rate:** The pass-through rate on the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period; as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

**Group II Basis Risk Shortfall:** With respect to the Class A-II Certificates and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group II Net WAC Cap Rate; plus any unpaid Group II Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

**Subordinate Net WAC Cap Rate:** With respect to any distribution date and the Class M and Class B Certificates, a per annum rate equal to the weighted average of (i) the Group I Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-I Certificates, if any, and (ii) Group II Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-II Certificates, if any, weighted on the basis of the related Subordinate Component, as adjusted to account for payments required to be made under the yield maintenance agreement for the Class M and Class B Certificates, if any.

**Subordinate Basis Risk Shortfall:** With respect to any class of Class M and Class B Certificates and any Distribution Date an amount equal to the excess of (i) Accrued Certificate Interest for that class calculated at a rate equal the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component, over (ii) Accrued Certificate Interest calculated using the Subordinate Net WAC Cap Rate; plus any unpaid Subordinate Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One- Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Subordinate Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

**Subordinate Component:** With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

**Relief Act Shortfalls:** With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.

**Interest Accrual Period:** From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.





**Eligible Master Servicing Compensation:** With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date.

**Coupon Step Up:** If the holders of the call rights does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date.

**Origination and Servicing:** Mortgage Lenders Network USA, Inc. originated all of the mortgage loans. Mortgage Lenders Network USA, Inc. originates loans through a nationwide network of retail production branches, independent mortgage brokers approved by Mortgage Lenders Network USA, Inc. and also through its correspondent lending division. The executive offices of Mortgage Lenders Network USA, Inc. are located in Middletown, Connecticut.

Residential Funding acquired all of the mortgage loans from Emax Financial Group, LLC. Emax Financial Group, LLC, is a mortgage banking company engaged in the mortgage banking business, which consists of acquisition and sale of residential mortgage loans secured primarily by one- to four-unit family residences, and the purchase and sale of mortgage servicing rights.

Primary servicing will be provided by Mortgage Lenders Network USA, Inc. Mortgage Lenders Network USA, Inc. is an approved Fannie Mae and Freddie Mac servicer.



# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

**Credit Enhancement:**

**A. Excess Cash Flow**

**B. Overcollateralization ("OC")**

**C. Subordination**

**Expected Credit Support Percentage:**

| Class | Expected rating (Moody's/S&P) | Initial Credit Support | After Step-Down Support |
|---|---|---|---|
| Class A | Aaa/AAA | 20.85% | 47.30% |
| Class M-1 | Aa2/AA | 13.45% | 32.50% |
| Class M-2 | A2/A | 7.80% | 21.20% |
| Class M-3 | A3/A- | 6.15% | 17.90% |
| Class M-4 | Baa1/BBB+ | 4.80% | 15.20% |
| Class M-5 | Baa2/BBB | 3.45% | 12.50% |
| Class M-6 | Baa3/BBB- | 2.10% | 9.80% |
| Class B | Ba1/BB+ | 0.90% | 7.40% |

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes initial Overcollateralization.

**Subordination Percentage:**

| Class | Expected rating (Moody's/S&P) | Subordination % |
|---|---|---|
| Class A | Aaa/AAA | 52.70% |
| Class M-1 | Aa2/AA | 67.50% |
| Class M-2 | A2/A | 78.80% |
| Class M-3 | A3/A- | 82.10% |
| Class M-4 | Baa1/BBB+ | 84.80% |
| Class M-5 | Baa2/BBB | 87.50% |
| Class M-6 | Baa3/BBB- | 90.20% |
| Class B | Ba1/BB+ | 92.60% |

**Overcollateralization Amount:** The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.


GMAC RFC



**Overcollateralization Target Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 3.70% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 7.40% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Overcollateralization Floor:** 0.50% of the aggregate initial principal balance of the Mortgage Loans.

**Stepdown Date:** The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in March 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

**Specified Enhancement Percentage:** The Specified Enhancement Percentage is 47.30%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

**Excess Cash Flow:** For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.


GMAC RFC



**Trigger Event:**

**(subject to change)**

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.54] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in March 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

| Distribution Date | Required Loss Percentage |
|---|---|
| Month 37 to Month 48 | [3.50]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 49 to Month 60 | [5.25]% with respect to month 49, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 61 to Month 72 | [7.00]% with respect to month 61, plus an additional 1/12th of [0.75]% for each month thereafter |
| Month 73 and thereafter | [7.75]% |

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I and Class A-II Certificates, the Group I and Group II Principal Distribution Amount respectively, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

**Class A Principal Distributions:**

The Group I Principal Distribution Amount will be distributed sequentially as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero.

(iv) Any remaining amount to the Class A-II Certificates, pro rata.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates, pro rata; provided, however, that if a Class A-II Sequential Trigger Event (as defined below) is in effect, the Class A-II-1 and Class A-II-2 Certificates pay sequentially;

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

**Excess Cash Flow Distributions:**

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Basis Risk Shortfall, Group II Basis Risk Shortfall and any Subordinate Basis Risk Shortfall to the extent unpaid from the related yield maintenance agreement, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Basis Risk Shortfall allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

**Principal Remittance Amount:** For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Distribution Amount:** For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the Overcollateralization Target Amount minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

**Class A Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the Overcollateralization Floor.

**Group I and Group II Principal Distribution Amount:** On any Distribution Date and for the related Loan Group, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount for the related Loan Group for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

**Class A-II Sequential Trigger Event:** On any Distribution Date prior to the Distribution Date occurring in [March 2008], cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed [3.50]%, or on or after the Distribution Date occurring in [March 2008], a Trigger Event is in effect.

**Class M-1 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-2 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-3 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made





on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-4 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-5 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the Overcollateralization Floor.

**Class M-6 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class B Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that

Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Allocation of Losses:** Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero;

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, to the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

**Prospectus:** The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.





# Yield Maintenance Agreements

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Offered Certificates and the Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the related Class A Certificates; and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in [April] 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in May 2007 for Class A-I Certificates and September 2007 for the Class M and Class B Certificates.

| | Class A-I Certificates | | | Subordinate Certificates | | |
|---|---|---|---|---|---|---|
| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
| 3/25/2005 | 316,659,000 | N/A | N/A | 159,600,000 | N/A | N/A |
| 4/25/2005 | 312,051,318 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 5/25/2005 | 307,913,855 | 6.26 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 6/25/2005 | 302,904,124 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 7/25/2005 | 297,030,501 | 6.25 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 8/25/2005 | 290,307,030 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 9/25/2005 | 282,753,541 | 6.04 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 10/25/2005 | 274,395,698 | 6.25 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 11/25/2005 | 265,322,311 | 6.04 | 7.82 | 159,600,000 | 5.32 | 7.32 |
| 12/25/2005 | 255,755,280 | 6.25 | 7.81 | 159,600,000 | 5.53 | 7.32 |
| 1/25/2006 | 246,233,429 | 6.04 | 7.81 | 159,600,000 | 5.32 | 7.32 |
| 2/25/2006 | 236,977,953 | 6.04 | 7.81 | 159,600,000 | 5.32 | 7.32 |
| 3/25/2006 | 227,981,304 | 6.70 | 7.80 | 159,600,000 | 5.99 | 7.32 |
| 4/25/2006 | 219,236,151 | 6.03 | 7.80 | 159,600,000 | 5.32 | 7.32 |
| 5/25/2006 | 210,735,372 | 6.24 | 7.80 | 159,600,000 | 5.53 | 7.32 |
| 6/25/2006 | 202,472,045 | 6.03 | 7.79 | 159,600,000 | 5.33 | 7.32 |
| 7/25/2006 | 194,439,450 | 6.24 | 7.79 | 159,600,000 | 5.54 | 7.32 |
| 8/25/2006 | 186,631,054 | 6.03 | 7.78 | 159,600,000 | 5.33 | 7.32 |
| 9/25/2006 | 179,040,514 | 6.02 | 7.78 | 159,600,000 | 5.33 | 7.32 |
| 10/25/2006 | 171,663,319 | 6.23 | 7.78 | 159,600,000 | 5.54 | 7.32 |
| 11/25/2006 | 161,135,067 | 6.02 | 7.77 | 159,600,000 | 5.51 | 7.32 |
| 12/25/2006 | 149,662,811 | 7.65 | 7.77 | 159,600,000 | 7.10 | 7.32 |
| 1/25/2007 | 138,792,823 | 7.39 | 7.77 | 159,600,000 | 6.84 | 7.32 |
| 2/25/2007 | 128,479,049 | 7.39 | 7.77 | 159,600,000 | 6.83 | 7.32 |
| 3/25/2007 | 0 | NA | NA | 159,600,000 | 7.66 | 7.32 |
| 4/25/2007 | 111,346,341 | 7.38 | 7.77 | 159,600,000 | 6.83 | 7.32 |
| 5/25/2007 | 105,126,200 | 7.63 | 7.76 | 159,600,000 | 7.14 | 7.32 |
| 6/25/2007 | 0 | NA | NA | 159,600,000 | 7.30 | 7.32 |
| 7/25/2007 | 0 | NA | NA | 0 | NA | NA |
| 8/25/2007 | 0 | NA | NA | 159,600,000 | 7.29 | 7.32 |
| 9/25/2007 | 0 | NA | NA | 159,600,000 | 7.29 | 7.32 |





# Net WAC Cap Schedule

**Class A-I Certificates**

| Month | (%)1 | (%)2 | Month | (%)1 | (%)2 |
|---|---|---|---|---|---|
| 3/25/2005 | N/A | N/A | 5/25/2008 | 7.35 | 9.27 |
| 4/25/2005 | 6.22 | 8.00 | 6/25/2008 | 7.11 | 9.37 |
| 5/25/2005 | 6.43 | 8.00 | 7/25/2008 | 7.35 | 9.86 |
| 6/25/2005 | 6.22 | 8.00 | 8/25/2008 | 7.11 | 9.53 |
| 7/25/2005 | 6.43 | 8.00 | 9/25/2008 | 7.11 | 9.52 |
| 8/25/2005 | 6.23 | 8.00 | 10/25/2008 | 7.35 | 9.82 |
| 9/25/2005 | 6.23 | 8.00 | 11/25/2008 | 7.11 | 9.49 |
| 10/25/2005 | 6.43 | 8.00 | 12/25/2008 | 7.35 | 9.80 |
| 11/25/2005 | 6.23 | 8.00 | 1/25/2009 | 7.11 | 9.64 |
| 12/25/2005 | 6.44 | 8.00 | 2/25/2009 | 7.11 | 9.63 |
| 1/25/2006 | 6.23 | 8.00 | 3/25/2009 | 7.87 | 10.65 |
| 2/25/2006 | 6.23 | 8.00 | 4/25/2009 | 7.11 | 9.60 |
| 3/25/2006 | 6.90 | 8.00 | 5/25/2009 | 7.34 | 9.91 |
| 4/25/2006 | 6.23 | 8.00 | 6/25/2009 | 7.11 | 9.57 |
| 5/25/2006 | 6.44 | 8.00 | 7/25/2009 | 7.34 | 10.05 |
| 6/25/2006 | 6.24 | 8.00 | 8/25/2009 | 7.11 | 9.71 |
| 7/25/2006 | 6.45 | 8.00 | 9/25/2009 | 7.11 | 9.70 |
| 8/25/2006 | 6.24 | 8.00 | 10/25/2009 | 7.34 | 10.01 |
| 9/25/2006 | 6.24 | 8.00 | 11/25/2009 | 7.11 | 9.67 |
| 10/25/2006 | 6.45 | 8.00 | 12/25/2009 | 7.34 | 9.98 |
| 11/25/2006 | 6.25 | 8.00 | 1/25/2010 | 7.10 | 9.64 |
| 12/25/2006 | 7.08 | 8.00 | 2/25/2010 | 7.10 | 9.62 |
| 1/25/2007 | 6.86 | 8.00 | 3/25/2010 | 7.87 | 10.64 |
| 2/25/2007 | 6.86 | 8.00 | 4/25/2010 | 7.10 | 9.59 |
| 3/25/2007 | 7.60 | 8.43 | 5/25/2010 | 7.34 | 9.90 |
| 4/25/2007 | 6.87 | 8.00 | 6/25/2010 | 7.10 | 9.56 |
| 5/25/2007 | 7.10 | 8.00 | 7/25/2010 | 7.34 | 9.87 |
| 6/25/2007 | 6.87 | 8.05 | 8/25/2010 | 7.10 | 9.53 |
| 7/25/2007 | 7.10 | 8.31 | 9/25/2010 | 7.10 | 9.52 |
| 8/25/2007 | 6.87 | 8.04 | 10/25/2010 | 7.34 | 9.82 |
| 9/25/2007 | 6.87 | 8.04 | 11/25/2010 | 7.10 | 9.49 |
| 10/25/2007 | 7.10 | 8.30 | 12/25/2010 | 7.34 | 9.79 |
| 11/25/2007 | 6.87 | 8.03 | 1/25/2011 | 7.10 | 9.46 |
| 12/25/2007 | 7.10 | 8.73 | 2/25/2011 | 7.10 | 9.44 |
| 1/25/2008 | 7.11 | 9.00 | 3/25/2011 | 7.86 | 10.44 |
| 2/25/2008 | 7.11 | 9.00 | 4/25/2011 | 7.10 | 9.41 |
| 3/25/2008 | 7.60 | 9.61 | 5/25/2011 | 7.34 | 9.71 |
| 4/25/2008 | 7.11 | 8.98 | 6/25/2011 | 0 | 0 |

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 3.03125% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.



# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

## Net WAC Cap Schedule

**Subordinate Certificates**

| Month | (%)1 | (%)2 | Month | (%)1 | (%)2 |
|---|---|---|---|---|---|
| 3/25/2005 | N/A | N/A | 5/25/2008 | 7.43 | 9.57 |
| 4/25/2005 | 6.24 | 8.25 | 6/25/2008 | 7.19 | 9.75 |
| 5/25/2005 | 6.45 | 8.25 | 7/25/2008 | 7.43 | 10.16 |
| 6/25/2005 | 6.24 | 8.25 | 8/25/2008 | 7.19 | 9.82 |
| 7/25/2005 | 6.45 | 8.25 | 9/25/2008 | 7.19 | 9.81 |
| 8/25/2005 | 6.24 | 8.25 | 10/25/2008 | 7.43 | 10.12 |
| 9/25/2005 | 6.24 | 8.25 | 11/25/2008 | 7.19 | 9.78 |
| 10/25/2005 | 6.45 | 8.25 | 12/25/2008 | 7.43 | 10.19 |
| 11/25/2005 | 6.24 | 8.25 | 1/25/2009 | 7.19 | 9.94 |
| 12/25/2005 | 6.45 | 8.25 | 2/25/2009 | 7.19 | 9.93 |
| 1/25/2006 | 6.25 | 8.25 | 3/25/2009 | 7.96 | 10.98 |
| 2/25/2006 | 6.25 | 8.25 | 4/25/2009 | 7.19 | 9.90 |
| 3/25/2006 | 6.92 | 8.25 | 5/25/2009 | 7.42 | 10.22 |
| 4/25/2006 | 6.25 | 8.25 | 6/25/2009 | 7.19 | 9.97 |
| 5/25/2006 | 6.46 | 8.25 | 7/25/2009 | 7.42 | 10.37 |
| 6/25/2006 | 6.25 | 8.25 | 8/25/2009 | 7.18 | 10.03 |
| 7/25/2006 | 6.46 | 8.25 | 9/25/2009 | 7.18 | 10.01 |
| 8/25/2006 | 6.26 | 8.25 | 10/25/2009 | 7.42 | 10.33 |
| 9/25/2006 | 6.26 | 8.25 | 11/25/2009 | 7.18 | 9.98 |
| 10/25/2006 | 6.47 | 8.25 | 12/25/2009 | 7.42 | 10.30 |
| 11/25/2006 | 6.35 | 8.25 | 1/25/2010 | 7.18 | 9.96 |
| 12/25/2006 | 7.16 | 8.25 | 2/25/2010 | 7.18 | 9.94 |
| 1/25/2007 | 6.93 | 8.25 | 3/25/2010 | 7.95 | 10.99 |
| 2/25/2007 | 6.93 | 8.25 | 4/25/2010 | 7.18 | 9.92 |
| 3/25/2007 | 7.68 | 8.58 | 5/25/2010 | 7.42 | 10.23 |
| 4/25/2007 | 6.94 | 8.25 | 6/25/2010 | 7.18 | 9.89 |
| 5/25/2007 | 7.17 | 8.25 | 7/25/2010 | 7.42 | 10.20 |
| 6/25/2007 | 6.94 | 8.25 | 8/25/2010 | 7.18 | 9.86 |
| 7/25/2007 | 7.17 | 8.50 | 9/25/2010 | 7.18 | 9.85 |
| 8/25/2007 | 6.94 | 8.25 | 10/25/2010 | 7.42 | 10.16 |
| 9/25/2007 | 6.94 | 8.25 | 11/25/2010 | 7.18 | 9.82 |
| 10/25/2007 | 7.17 | 8.49 | 12/25/2010 | 7.42 | 10.13 |
| 11/25/2007 | 6.94 | 8.27 | 1/25/2011 | 7.18 | 9.79 |
| 12/25/2007 | 7.30 | 9.27 | 2/25/2011 | 7.18 | 9.78 |
| 1/25/2008 | 7.19 | 9.24 | 3/25/2011 | 7.95 | 10.81 |
| 2/25/2008 | 7.19 | 9.23 | 4/25/2011 | 7.18 | 9.75 |
| 3/25/2008 | 7.68 | 9.86 | 5/25/2011 | 7.42 | 10.06 |
| 4/25/2008 | 7.19 | 9.21 | 6/25/2011 | 0 | 0 |

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 3.03125% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

## Bond Summary (To Call)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 11.52 | 1.68 | 1.23 | 1.00 | 0.85 | 0.73 |
| Modified Duration (Years) | 9.57 | 1.64 | 1.21 | 0.99 | 0.84 | 0.73 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Principal Payment Window (Months) | 236 | 42 | 29 | 23 | 20 | 17 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 23.92 | 6.65 | 4.47 | 3.00 | 2.05 | 1.75 |
| Modified Duration (Years) | 17.37 | 5.99 | 4.17 | 2.86 | 1.99 | 1.71 |
| First Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Last Principal Payment Date | 4/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 11/25/2007 | 4/25/2007 |
| Principal Payment Window (Months) | 103 | 109 | 74 | 53 | 14 | 10 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.22 | 12.48 | 8.48 | 6.23 | 3.14 | 2.30 |
| Modified Duration (Years) | 19.13 | 10.44 | 7.50 | 5.69 | 3.00 | 2.23 |
| First Principal Payment Date | 4/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 11/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 7/25/2007 |
| Principal Payment Window (Months) | 2 | 1 | 1 | 1 | 26 | 4 |
| **Class M-1** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.60 | 4.72 | 4.79 | 3.76 |
| Modified Duration (Years) | 17.73 | 7.19 | 5.10 | 4.39 | 4.46 | 3.55 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 11/25/2008 | 8/25/2009 | 7/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 65 | 31 | 5 | 18 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.58 | 4.46 | 4.25 | 3.44 |
| Modified Duration (Years) | 17.21 | 7.10 | 5.04 | 4.13 | 3.96 | 3.25 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 7/25/2008 | 11/25/2008 | 3/25/2008 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 65 | 35 | 14 | 10 |





## Bond Summary (To Call)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-3** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.58 | 4.38 | 3.95 | 3.17 |
| Modified Duration (Years) | 17.02 | 7.07 | 5.02 | 4.04 | 3.69 | 3.00 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 6/25/2008 | 9/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 36 | 16 | 12 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.57 | 4.36 | 3.87 | 3.11 |
| Modified Duration (Years) | 16.25 | 6.93 | 4.94 | 3.98 | 3.58 | 2.92 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 8/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 37 | 17 | 13 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.57 | 4.34 | 3.81 | 3.05 |
| Modified Duration (Years) | 15.98 | 6.88 | 4.92 | 3.94 | 3.51 | 2.86 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 7/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 37 | 18 | 14 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.57 | 4.32 | 3.75 | 3.00 |
| Modified Duration (Years) | 14.70 | 6.64 | 4.79 | 3.85 | 3.41 | 2.78 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 4/25/2008 | 6/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 38 | 19 | 15 |

## Bond Summary (To Maturity)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 11.52 | 1.68 | 1.23 | 1.00 | 0.85 | 0.73 |
| Modified Duration (Years) | 9.57 | 1.64 | 1.21 | 0.99 | 0.84 | 0.73 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Principal Payment Window (Months) | 236 | 42 | 29 | 23 | 20 | 17 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 23.92 | 6.65 | 4.47 | 3.01 | 2.05 | 1.75 |
| Modified Duration (Years) | 17.37 | 6.00 | 4.17 | 2.86 | 1.99 | 1.71 |
| First Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Last Principal Payment Date | 4/25/2033 | 2/25/2018 | 1/25/2014 | 10/25/2011 | 11/25/2007 | 4/25/2007 |
| Principal Payment Window (Months) | 103 | 115 | 79 | 58 | 14 | 10 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.90 | 17.55 | 12.63 | 9.66 | 3.98 | 2.30 |
| Modified Duration (Years) | 19.43 | 13.57 | 10.44 | 8.33 | 3.67 | 2.23 |
| First Principal Payment Date | 4/25/2033 | 2/25/2018 | 1/25/2014 | 10/25/2011 | 11/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 10/25/2034 | 11/25/2029 | 10/25/2023 | 10/25/2019 | 9/25/2016 | 7/25/2007 |
| Principal Payment Window (Months) | 19 | 142 | 118 | 97 | 107 | 4 |
| **Class M-1** | | | | | | |
| Average Life (Years) | 25.84 | 9.04 | 6.21 | 5.20 | 6.30 | 5.24 |
| Modified Duration (Years) | 17.79 | 7.68 | 5.54 | 4.76 | 5.70 | 4.81 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 11/25/2008 | 8/25/2009 | 7/25/2007 |
| Last Principal Payment Date | 10/25/2034 | 5/25/2027 | 3/25/2021 | 8/25/2017 | 5/25/2015 | 6/25/2014 |
| Principal Payment Window (Months) | 102 | 220 | 156 | 106 | 70 | 84 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 25.84 | 8.99 | 6.16 | 4.91 | 4.59 | 3.73 |
| Modified Duration (Years) | 17.27 | 7.55 | 5.45 | 4.47 | 4.24 | 3.49 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 7/25/2008 | 11/25/2008 | 3/25/2008 |
| Last Principal Payment Date | 9/25/2034 | 12/25/2025 | 11/25/2019 | 7/25/2016 | 1/25/2014 | 4/25/2012 |
| Principal Payment Window (Months) | 101 | 203 | 140 | 97 | 63 | 50 |



# RASC SERIES 2005-EMX1 TRUST (Part I of II)

**Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1**

## Bond Summary (To Maturity)

| Prepayment Assumption | *0% HEP 0%PPC* | *11.50% HEP 50% PPC* | *17.25% HEP 75% PPC* | *23% HEP 100% PPC* | *28.75% HEP 125% PPC* | *34.50% HEP 150% PPC* |
|---|---|---|---|---|---|---|
| **Class M-3** | | | | | | |
| Average Life (Years) | 25.84 | 8.93 | 6.11 | 4.79 | 4.27 | 3.43 |
| Modified Duration (Years) | 17.07 | 7.48 | 5.39 | 4.36 | 3.95 | 3.22 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 6/25/2008 | 9/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 7/25/2034 | 2/25/2024 | 10/25/2018 | 5/25/2015 | 2/25/2013 | 7/25/2011 |
| Principal Payment Window (Months) | 99 | 181 | 128 | 84 | 54 | 43 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 25.83 | 8.88 | 6.08 | 4.74 | 4.17 | 3.35 |
| Modified Duration (Years) | 16.30 | 7.30 | 5.29 | 4.27 | 3.82 | 3.12 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 8/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 6/25/2034 | 5/25/2023 | 3/25/2018 | 11/25/2014 | 9/25/2012 | 3/25/2011 |
| Principal Payment Window (Months) | 98 | 172 | 121 | 79 | 50 | 40 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 25.83 | 8.83 | 6.03 | 4.68 | 4.08 | 3.27 |
| Modified Duration (Years) | 16.02 | 7.22 | 5.23 | 4.21 | 3.73 | 3.05 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 7/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 6/25/2034 | 8/25/2022 | 8/25/2017 | 6/25/2014 | 5/25/2012 | 11/25/2010 |
| Principal Payment Window (Months) | 98 | 163 | 114 | 74 | 47 | 37 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 25.82 | 8.75 | 5.97 | 4.62 | 3.98 | 3.19 |
| Modified Duration (Years) | 14.74 | 6.91 | 5.05 | 4.06 | 3.59 | 2.93 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 4/25/2008 | 6/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 4/25/2034 | 9/25/2021 | 12/25/2016 | 11/25/2013 | 11/25/2011 | 7/25/2010 |
| Principal Payment Window (Months) | 96 | 152 | 106 | 68 | 42 | 34 |

# $800,000,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EMX1

## RASC SERIES 2005-EMX1 TRUST

Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION

Depositor

## RESIDENTIAL FUNDING CORPORATION

Master Servicer

**FEBRUARY 23, 2005**

# GMAC RFC Securities

**Any transactions in the certificates will be effected through Residential Funding Securities Corporation.**

## Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

## Aggregate Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $747,546,896.83 | $9,914.99 | $750,000.00 |
| Number of Mortgage Loans | 5,035 | | |
| | | | |
| Average Current Principal Balance | $148,470.09 | | |
| Weighted Average Original Loan-to-Value | 84.65% | 6.00% | 101.00% |
| Weighted Average Mortgage Rate | 7.05% | 4.35% | 13.15% |
| Weighted Average Net Mortgage Rate | 6.47% | 3.77% | 12.57% |
| Weighted Average Note Margin | 5.03% | 2.85% | 7.95% |
| Weighted Average Maximum Mortgage Rate | 12.76% | 10.35% | 15.60% |
| Weighted Average Minimum Mortgage Rate | 6.73% | 3.65% | 9.60% |
| Weighted Average Term to Next Rate Adjustment Date (months) | 24 | 15 | 35 |
| Weighted Average Remaining Term to Stated Maturity (months) | 342 | 115 | 359 |
| Weighted Average Credit Score | 625 | 500 | 801 |

Weighted Average reflected in Total

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 74.46% |
| | Fixed | 25.54% |
| Lien | First | 93.82% |
| | Second | 6.18% |
| Property Type | Single Family (detached) | 71.30% |
| | Townhouse/rowhouse | 1.67% |
| | Condo under 5 stories | 3.46% |
| | Detached PUD | 9.91% |
| | Attached PUD | 7.73% |
| | Two-to-four family units | 5.93% |
| Occupancy Status | Primary Residence | 95.12% |
| | Second/Vacation | 1.17% |
| | Non Owner Occupied | 3.71% |
| Documentation Type | Full Documentation | 96.02% |
| | Reduced Documentation | 3.98% |
| Loans with Prepayment penalties | | 63.60% |
| Loans serviced by Mortgage Loan Network | | 100.00% |

## Lien Position of the Aggregate Loans

| Lien Position | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| First Lien | 3,949 | $701,352,497 | 93.82% | $177,603 | 624 | 84.06% |
| Second Lien | 1,086 | 46,194,399 | 6.18 | 42,536 | 637 | 93.55 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Product Type of the Aggregate Loans

| Product Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| ARM | 2,987 | 556,609,997 | 74.46 | 186,344 | 624 | 85.07 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Credit Score Distribution of the Aggregate Loans

| Credit Score Range | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 39 | $6,595,011 | 0.88% | $169,103 | 78.51% |
| 520 - 539 | 261 | 42,847,209 | 5.73 | 164,166 | 79.75 |
| 540 - 559 | 361 | 53,290,341 | 7.13 | 147,619 | 80.34 |
| 560 - 579 | 304 | 48,294,371 | 6.46 | 158,863 | 79.90 |
| 580 - 599 | 500 | 66,785,722 | 8.93 | 133,571 | 82.63 |
| 600 - 619 | 724 | 95,483,008 | 12.77 | 131,883 | 83.99 |
| 620 - 639 | 1,061 | 150,096,480 | 20.08 | 141,467 | 86.60 |
| 640 - 659 | 667 | 102,142,716 | 13.66 | 153,138 | 86.14 |
| 660 - 679 | 529 | 85,101,694 | 11.38 | 160,873 | 87.17 |
| 680 - 699 | 262 | 40,770,419 | 5.45 | 155,612 | 85.93 |
| 700 - 719 | 145 | 23,532,061 | 3.15 | 162,290 | 87.95 |
| 720 - 739 | 78 | 14,373,981 | 1.92 | 184,282 | 86.76 |
| 740 - 759 | 50 | 9,447,346 | 1.26 | 188,947 | 90.60 |
| 760 or Greater | 54 | 8,786,538 | 1.18 | 162,714 | 88.26 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **84.65%** |

As of the cut-off date, the weighted average Credit Score of the Aggregate Loans will be approximately 625.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





## Original Mortgage Loan Principal Balances of the Aggregate Loans

| Original Mortgage Loan Balance ($) | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,891 | $ 105,557,415 | 14.12% | $55,821 | 621 | 85.25% |
| 100,001 to 200,000 | 1,869 | 268,568,874 | 35.93 | 143,697 | 621 | 84.07 |
| 200,001 to 300,000 | 835 | 202,599,643 | 27.10 | 242,634 | 624 | 84.40 |
| 300,001 to 400,000 | 301 | 103,507,772 | 13.85 | 343,880 | 625 | 84.87 |
| 400,001 to 500,000 | 93 | 41,007,867 | 5.49 | 440,945 | 646 | 87.11 |
| 500,001 to 600,000 | 37 | 20,129,358 | 2.69 | 544,037 | 663 | 85.10 |
| 600,001 to 700,000 | 4 | 2,481,697 | 0.33 | 620,424 | 623 | 84.89 |
| 700,001 to 800,000 | 5 | 3,694,271 | 0.49 | 738,854 | 651 | 86.86 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cutoff date, the average unpaid principal balance of the Aggregate Loans will be approximately $148,470.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Net Mortgage Rates of the Aggregate Loans

| Net Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 3.500 - 3.999 | 2 | $ 582,300 | 0.08% | $291,150 | 642 | 80.00% |
| 4.000 - 4.499 | 11 | 3,155,529 | 0.42 | 286,866 | 641 | 78.63 |
| 4.500 - 4.999 | 96 | 22,008,556 | 2.94 | 229,256 | 655 | 78.83 |
| 5.000 - 5.499 | 433 | 94,147,987 | 12.59 | 217,432 | 645 | 80.64 |
| 5.500 - 5.999 | 771 | 152,678,708 | 20.42 | 198,027 | 637 | 81.39 |
| 6.000 - 6.499 | 962 | 173,194,644 | 23.17 | 180,036 | 620 | 83.02 |
| 6.500 - 6.999 | 734 | 120,211,611 | 16.08 | 163,776 | 612 | 86.82 |
| 7.000 - 7.499 | 597 | 90,599,198 | 12.12 | 151,757 | 609 | 88.34 |
| 7.500 - 7.999 | 261 | 29,732,360 | 3.98 | 113,917 | 595 | 90.09 |
| 8.000 - 8.499 | 200 | 17,378,940 | 2.32 | 86,895 | 622 | 92.22 |
| 8.500 - 8.999 | 173 | 10,540,242 | 1.41 | 60,926 | 634 | 90.93 |
| 9.000 - 9.499 | 225 | 10,233,838 | 1.37 | 45,484 | 636 | 93.71 |
| 9.500 - 9.999 | 255 | 10,513,385 | 1.41 | 41,229 | 633 | 96.62 |
| 10.000 - 10.499 | 190 | 8,145,867 | 1.09 | 42,873 | 625 | 95.42 |
| 10.500 - 10.999 | 79 | 2,820,399 | 0.38 | 35,701 | 605 | 96.53 |
| 11.000 - 11.499 | 35 | 1,217,207 | 0.16 | 34,777 | 602 | 93.69 |
| 11.500 - 11.999 | 8 | 287,011 | 0.04 | 35,876 | 593 | 96.87 |
| 12.000 - 12.499 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 12.500 - 12.999 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the Aggregate Loans will be approximately 6.4711% per annum..
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Mortgage Rates of the Loans of the Aggregate Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $ 582,300.00 | 0.08% | $291,150 | 642 | 80.00% |
| 4.500 - 4.999 | 5 | 957,887 | 0.13 | 191,577 | 610 | 82.24 |
| 5.000 - 5.499 | 80 | 19,264,196 | 2.58 | 240,802 | 655 | 79.29 |
| 5.500 - 5.999 | 393 | 86,307,248 | 11.55 | 219,611 | 645 | 80.25 |
| 6.000 - 6.499 | 671 | 134,668,556 | 18.01 | 200,698 | 637 | 80.97 |
| 6.500 - 6.999 | 993 | 182,195,089 | 24.37 | 183,479 | 624 | 82.81 |
| 7.000 - 7.499 | 712 | 116,556,130 | 15.59 | 163,702 | 615 | 86.21 |
| 7.500 - 7.999 | 683 | 107,983,336 | 14.45 | 158,102 | 609 | 88.15 |
| 8.000 - 8.499 | 276 | 32,970,879 | 4.41 | 119,460 | 597 | 90.42 |
| 8.500 - 8.999 | 224 | 20,494,869 | 2.74 | 91,495 | 617 | 91.30 |
| 9.000 - 9.499 | 145 | 9,266,945 | 1.24 | 63,910 | 628 | 90.44 |
| 9.500 - 9.999 | 229 | 11,119,378 | 1.49 | 48,556 | 643 | 93.34 |
| 10.000 - 10.499 | 268 | 10,850,733 | 1.45 | 40,488 | 632 | 97.20 |
| 10.500 - 10.999 | 212 | 9,301,640 | 1.24 | 43,876 | 626 | 94.62 |
| 11.000 - 11.499 | 82 | 3,024,195 | 0.40 | 36,880 | 610 | 96.08 |
| 11.500 - 11.999 | 47 | 1,547,419 | 0.21 | 32,924 | 594 | 94.85 |
| 12.000 - 12.499 | 10 | 356,983 | 0.05 | 35,698 | 607 | 95.64 |
| 12.500 - 12.999 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 13.000 - 13.499 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Mortgage Rate of the Aggregate Loans will be approximately 7.0511% per annum.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Original Loan-to-Value of the Aggregate Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.1 - 50.0 | 170 | $ 16,677,718 | 2.23% | $98,104 | 597 |
| 50.1 - 55.0 | 48 | 6,538,781 | 0.87 | 136,225 | 602 |
| 55.1 - 60.0 | 76 | 11,418,511 | 1.53 | 150,244 | 605 |
| 60.1 - 65.0 | 114 | 15,066,075 | 2.02 | 132,159 | 598 |
| 65.1 - 70.0 | 160 | 25,403,426 | 3.40 | 158,771 | 591 |
| 70.1 - 75.0 | 194 | 32,168,278 | 4.30 | 165,816 | 604 |
| 75.1 - 80.0 | 1,187 | 203,129,758 | 27.17 | 171,129 | 632 |
| 80.1 - 85.0 | 425 | 72,313,262 | 9.67 | 170,149 | 615 |
| 85.1 - 90.0 | 1,065 | 191,401,532 | 25.60 | 179,720 | 613 |
| 90.1 - 95.0 | 306 | 50,661,006 | 6.78 | 165,559 | 653 |
| 95.1 - 100.0 | 1,289 | 122,709,693 | 16.41 | 95,198 | 647 |
| 100.1 - 110.0 | 1 | 58,857 | 0.01 | 58,857 | 633 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

The weighted average Loan-to-Value Ratio at origination of the Aggregate Loans will be approximately 84.65%.

No Mortgage Loan in the final pool will have a loan-to-value ratio or combined-loan-to-value ratio in excess of 100%.





### Geographical Distributions of Mortgaged Properties of the Aggregate Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 89 | $ 8,837,137 | 1.18% | $99,294 | 620 | 90.42% |
| Arkansas | 33 | 2,785,999 | 0.37 | 84,424 | 604 | 86.90 |
| Arizona | 271 | 35,245,628 | 4.71 | 130,058 | 632 | 85.16 |
| California | 206 | 47,188,620 | 6.31 | 229,071 | 634 | 83.11 |
| Colorado | 99 | 14,422,576 | 1.93 | 145,683 | 637 | 85.57 |
| Connecticut | 279 | 44,156,293 | 5.91 | 158,266 | 624 | 84.12 |
| Delaware | 25 | 3,468,629 | 0.46 | 138,745 | 597 | 84.74 |
| Florida | 443 | 60,412,593 | 8.08 | 136,372 | 622 | 85.40 |
| Georgia | 486 | 59,514,936 | 7.96 | 122,459 | 624 | 86.31 |
| Iowa | 32 | 3,062,360 | 0.41 | 95,699 | 601 | 87.61 |
| Idaho | 2 | 184,745 | 0.02 | 92,372 | 609 | 90.00 |
| Illinois | 145 | 21,050,765 | 2.82 | 145,178 | 614 | 85.20 |
| Indiana | 104 | 10,654,973 | 1.43 | 102,452 | 626 | 91.71 |
| Kansas | 17 | 2,206,735 | 0.30 | 129,808 | 641 | 92.89 |
| Kentucky | 66 | 5,451,645 | 0.73 | 82,601 | 603 | 87.04 |
| Louisiana | 48 | 5,183,931 | 0.69 | 107,999 | 610 | 91.48 |
| Massachusetts | 263 | 51,601,782 | 6.90 | 196,204 | 632 | 78.69 |
| Maryland | 315 | 60,231,535 | 8.06 | 191,211 | 616 | 82.88 |
| Maine | 50 | 6,580,862 | 0.88 | 131,617 | 630 | 82.44 |
| Michigan | 65 | 7,648,252 | 1.02 | 117,665 | 632 | 89.79 |
| Minnesota | 88 | 14,736,848 | 1.97 | 167,464 | 636 | 85.86 |
| Missouri | 36 | 4,837,990 | 0.65 | 134,389 | 606 | 86.44 |
| Mississippi | 32 | 3,160,465 | 0.42 | 98,765 | 633 | 93.99 |
| Montana | 1 | 90,767 | 0.01 | 90,767 | 564 | 90.00 |
| North Carolina | 210 | 23,401,952 | 3.13 | 111,438 | 624 | 88.04 |
| North Dakota | 3 | 193,360 | 0.03 | 64,453 | 617 | 87.57 |
| Nebraska | 10 | 1,217,284 | 0.16 | 121,728 | 594 | 87.78 |
| New Hampshire | 65 | 11,379,266 | 1.52 | 175,066 | 632 | 82.60 |
| New Jersey | 258 | 49,940,688 | 6.68 | 193,569 | 622 | 82.78 |
| New Mexico | 6 | 931,062 | 0.12 | 155,177 | 594 | 87.19 |
| Nevada | 74 | 15,011,308 | 2.01 | 202,856 | 637 | 83.19 |
| New York | 286 | 52,358,574 | 7.00 | 183,072 | 628 | 81.03 |
| Ohio | 105 | 10,388,204 | 1.39 | 98,935 | 611 | 88.29 |
| Oklahoma | 55 | 5,443,467 | 0.73 | 98,972 | 619 | 88.29 |
| Oregon | 17 | 2,339,110 | 0.31 | 137,595 | 627 | 87.55 |
| Rhode Island | 48 | 7,557,734 | 1.01 | 157,453 | 643 | 82.04 |
| South Carolina | 78 | 9,439,524 | 1.26 | 121,020 | 631 | 90.01 |
| South Dakota | 1 | 105,311 | 0.01 | 105,311 | 654 | 90.00 |
| Tennessee | 117 | 10,557,791 | 1.41 | 90,238 | 628 | 89.45 |
| Texas | 5 | 413,333 | 0.06 | 82,667 | 669 | 78.93 |
| Utah | 27 | 3,834,519 | 0.51 | 142,019 | 641 | 85.04 |
| Virginia | 272 | 43,206,111 | 5.78 | 158,846 | 616 | 86.96 |
| Vermont | 18 | 2,506,870 | 0.34 | 139,271 | 637 | 80.07 |
| Washington | 76 | 11,531,852 | 1.54 | 151,735 | 635 | 84.20 |
| Wisconsin | 93 | 11,869,810 | 1.59 | 127,632 | 614 | 88.86 |
| West Virginia | 13 | 894,032 | 0.12 | 68,772 | 607 | 79.35 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Wyoming | 3 | 309,670 | 0.04 | 103,223 | 625 | 84.00 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Purpose of the Aggregate Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 1,647 | $237,423,334 | 31.76% | $144,155 | 651 | 88.19% |
| Rate/Term refinance | 70 | 9,290,250 | 1.24 | 132,718 | 621 | 81.41 |
| Equity refinance | 3,318 | 500,833,313 | 67.00 | 150,944 | 613 | 83.03 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Documentation Types of the Aggregate Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 4,847 | $717,816,842 | 96.02% | $148,095 | 625 | 85.17% |
| Reduced Documentation | 188 | 29,730,055 | 3.98 | 158,139 | 626 | 71.99 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Occupancy Type of the Aggregate Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 4,799 | $711,047,783 | 95.12% | $148,166 | 622 | 84.59% |
| Second/Vacation | 53 | 8,751,775 | 1.17 | 165,128 | 670 | 88.71 |
| Non Owner Occupied | 183 | 27,747,339 | 3.71 | 151,625 | 675 | 84.84 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio..

## Mortgaged Property Types of the Aggregate Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single Family (detached) | 3,782 | $533,019,533 | 71.30% | $140,936 | 622 | 84.61% |
| Townhouse/rowhouse | 82 | 12,446,788 | 1.67 | 151,790 | 609 | 84.21 |
| Condo under 5 stories | 173 | 25,861,992 | 3.46 | 149,491 | 626 | 83.59 |
| Detached PUD | 433 | 74,081,778 | 9.91 | 171,090 | 633 | 86.46 |
| Attached PUD | 345 | 57,811,192 | 7.73 | 167,569 | 630 | 86.87 |
| Two-to-four family units | 220 | 44,325,614 | 5.93 | 201,480 | 640 | 79.88 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Credit Grades of the Aggregate Loans

| Aggregate Credit Grade | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| AX | 4,429 | $ 665,175,819 | 88.98% | $150,186 | 631 | 85.31% |
| AM | 495 | 68,805,303 | 9.20 | 139,001 | 579 | 81.71 |
| B | 102 | 12,855,128 | 1.72 | 126,031 | 556 | 66.63 |
| C | 9 | 710,648 | 0.10 | 78,961 | 621 | 76.37 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Prepayment Penalty Terms of the Aggregate Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,854 | $272,108,805 | 36.40% | $146,769 | 626 | 84.97% |
| 12 Months | 354 | 61,772,983 | 8.26 | 174,500 | 635 | 82.72 |
| 24 Months | 1,448 | 233,582,881 | 31.25 | 161,314 | 621 | 85.63 |
| 36 Months | 1,369 | 178,959,889 | 23.94 | 130,723 | 624 | 83.50 |
| Other | 10 | 1,122,339 | 0.15 | 112,234 | 640 | 91.62 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

"Other" means not 0, 12, 24 or 36 months and not more than 36 months.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





## Interest Only Terms of the Aggregate Loans

| Interest Only Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 4,466 | $618,859,553 | 82.79% | $138,571 | 620 | 85.17% |
| 12 Months | 2 | 520,150 | 0.07 | 260,075 | 675 | 77.71 |
| 24 Months | 400 | 88,009,206 | 11.77 | 220,023 | 645 | 81.86 |
| 36 Months | 164 | 39,267,487 | 5.25 | 239,436 | 650 | 82.69 |
| 60 Months | 3 | 890,500 | 0.12 | 296,833 | 611 | 85.51 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

## Note Margins of the Aggregate Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 2.500 - 2.999 | 2 | 602,874 | 0.08 | 301,437 | 615 | 79.01 |
| 3.000 - 3.499 | 27 | 6,150,504 | 0.82 | 227,796 | 653 | 77.90 |
| 3.500 - 3.999 | 178 | 39,168,691 | 5.24 | 220,049 | 651 | 80.16 |
| 4.000 - 4.499 | 474 | 99,876,361 | 13.36 | 210,710 | 640 | 80.77 |
| 4.500 - 4.999 | 711 | 139,436,823 | 18.65 | 196,114 | 631 | 83.57 |
| 5.000 - 5.499 | 637 | 115,339,205 | 15.43 | 181,066 | 616 | 85.89 |
| 5.500 - 5.999 | 475 | 81,263,001 | 10.87 | 171,080 | 607 | 89.47 |
| 6.000 - 6.499 | 307 | 49,132,836 | 6.57 | 160,042 | 603 | 89.63 |
| 6.500 - 6.999 | 129 | 19,464,170 | 2.60 | 150,885 | 597 | 92.66 |
| 7.000 - 7.499 | 33 | 4,552,316 | 0.61 | 137,949 | 605 | 94.56 |
| 7.500 - 7.999 | 14 | 1,623,216 | 0.22 | 115,944 | 592 | 92.89 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Note Margin of the Aggregate Loans will be approximately 5.028% per annum.



# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Maximum Mortgage Rates of the Aggregate Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 10.000 - 10.999 | 7 | 1,540,187 | 0.21 | 220,027 | 622 | 81.39 |
| 11.000 - 11.999 | 452 | 101,121,708 | 13.53 | 223,721 | 647 | 80.28 |
| 12.000 - 12.999 | 1,342 | 258,088,061 | 34.52 | 192,316 | 628 | 83.36 |
| 13.000 - 13.999 | 947 | 162,113,143 | 21.69 | 171,186 | 608 | 89.06 |
| 14.000 - 14.999 | 221 | 31,355,670 | 4.19 | 141,881 | 598 | 93.15 |
| 15.000 - 15.999 | 18 | 2,391,228 | 0.32 | 132,846 | 594 | 98.50 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Maximum Mortgage Rate of the Aggregate Loans will be approximately 12.7570%.

### Minimum Mortgage Rates of the Aggregate Loans

| Minimum Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 3.000 - 3.999 | 4 | 1,015,833 | 0.14 | 253,958 | 660 | 83.88 |
| 4.000 - 4.999 | 36 | 7,284,206 | 0.97 | 202,339 | 641 | 82.15 |
| 5.000 - 5.999 | 451 | 100,401,448 | 13.43 | 222,620 | 646 | 80.27 |
| 6.000 - 6.999 | 1,312 | 252,347,468 | 33.76 | 192,338 | 628 | 83.38 |
| 7.000 - 7.999 | 946 | 161,913,143 | 21.66 | 171,156 | 608 | 89.07 |
| 8.000 - 8.999 | 220 | 31,256,670 | 4.18 | 142,076 | 598 | 93.16 |
| 9.000 - 9.999 | 18 | 2,391,228 | 0.32 | 132,846 | 594 | 98.5 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Minimum Mortgage Rate of the Aggregate Loans will be approximately 6.73%.



# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Next Interest Rate Adjustment Date of the Aggregate Loans

| Next Interest Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| May 2006 | 1 | 114,350 | 0.02 | 114,350 | 678 | 80.00 |
| June 2006 | 7 | 1,471,602 | 0.20 | 210,229 | 625 | 80.13 |
| July 2006 | 10 | 2,841,338 | 0.38 | 284,134 | 646 | 84.41 |
| August 2006 | 8 | 1,258,273 | 0.17 | 157,284 | 609 | 84.06 |
| September 2006 | 547 | 100,972,858 | 13.51 | 184,594 | 628 | 84.53 |
| October 2006 | 325 | 59,074,103 | 7.90 | 181,766 | 631 | 86.82 |
| November 2006 | 462 | 80,739,573 | 10.8 | 174,761 | 620 | 84.40 |
| December 2006 | 497 | 95,308,689 | 12.75 | 191,768 | 619 | 84.75 |
| January 2007 | 306 | 56,100,070 | 7.50 | 183,334 | 615 | 84.84 |
| June 2007 | 2 | 390,813 | 0.05 | 195,406 | 723 | 78.06 |
| September 2007 | 47 | 8,437,038 | 1.13 | 179,511 | 629 | 86.00 |
| October 2007 | 105 | 19,886,163 | 2.66 | 189,392 | 636 | 87.48 |
| November 2007 | 241 | 44,298,306 | 5.93 | 183,810 | 629 | 85.11 |
| December 2007 | 301 | 59,300,051 | 7.93 | 197,010 | 621 | 85.37 |
| January 2008 | 128 | 26,416,772 | 5.53 | 206,381 | 624 | 84.68 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average months to the next rate adjustment date will be approximately 24.

# Group I Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Total Current Principal Balance | $347,622,666.19 | $10,814.88 | $750,000.00 |
| Number of Mortgage Loans | 2,230 | | |
| | | | |
| *Average Current Principal Balance* | $155,884.60 | | |
| Weighted Average Original Loan-to-Value | 84.82% | 7.00% | 101.00% |
| Weighted Average Mortgage Rate | 7.06% | 4.95% | 12.40% |
| Weighted Average Net Mortgage Rate | 6.48% | 4.37% | 11.82% |
| Weighted Average Note Margin | 4.96% | 2.85% | 7.74% |
| Weighted Average Maximum Mortgage Rate | 12.69% | 10.95% | 15.45% |
| Weighted Average Minimum Mortgage Rate | 6.67% | 3.65% | 9.45% |
| Weighted Average Term to Next Rate Adjustment Date (months) | 25 | 17 | 35 |
| Weighted Average Remaining Term to Stated Maturity (months) | 340 | 115 | 359 |
| Weighted Average Credit Score | 627 | 500 | 801 |

Weighted Average reflected in Total

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 67.98% |
| | Fixed | 32.02% |
| Lien | First | 92.73% |
| | Second | 7.27% |
| Property Type | Single Family (detached) | 70.42% |
| | Townhouse/rowhouse | 1.34% |
| | Condo under 5 stories | 3.38% |
| | Detached PUD | 12.30% |
| | Attached PUD | 7.57% |
| | Two-to-four family units | 4.98% |
| Occupancy Status | Primary Residence | 95.03% |
| | Second/Vacation | 1.40% |
| | Non Owner Occupied | 3.57% |
| Documentation Type | Full Documentation | 95.80% |
| | Reduced Documentation | 4.20% |
| Loans with Prepayment penalties | | 61.87% |
| Loans serviced by Mortgage Loan Network | | 100.00% |


GMAC RFC



## Lien Position of the Group I Loans

| Lien Position | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| First Lien | 1,637 | $322,349,872 | 92.73% | $196,915 | 627 | 84.13% |
| Second Lien | 593 | 25,272,795 | 7.27 | 42,619 | 638 | 93.65 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Product Type of the Group I Loans

| Product Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| ARM | 1,107 | 236,302,435 | 67.98 | 213,462 | 627 | 85.28 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Credit Score Distribution of the Group I Loans

| Credit Score Range | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 14 | $2,633,371 | 0.76% | $188,098 | 77.60% |
| 520 - 539 | 107 | 19,710,424 | 5.67 | 184,210 | 79.48 |
| 540 - 559 | 133 | 19,533,235 | 5.62 | 146,866 | 77.72 |
| 560 - 579 | 130 | 21,927,862 | 6.31 | 168,676 | 79.66 |
| 580 - 599 | 228 | 30,282,052 | 8.71 | 132,816 | 82.83 |
| 600 - 619 | 317 | 41,650,296 | 11.98 | 131,389 | 83.68 |
| 620 - 639 | 466 | 71,022,217 | 20.43 | 152,408 | 87.06 |
| 640 - 659 | 305 | 50,456,639 | 14.51 | 165,432 | 86.67 |
| 660 - 679 | 247 | 42,281,373 | 12.16 | 171,180 | 86.81 |
| 680 - 699 | 135 | 22,521,962 | 6.48 | 166,829 | 87.14 |
| 700 - 719 | 63 | 9,345,062 | 2.69 | 148,334 | 87.29 |
| 720 - 739 | 35 | 6,979,498 | 2.01 | 199,414 | 88.63 |
| 740 - 759 | 23 | 5,196,600 | 1.49 | 225,939 | 90.85 |
| 760 or Greater | 27 | 4,082,075 | 1.17 | 151,188 | 88.24 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **84.82%** |

As of the cut-off date, the weighted average Credit Score of the Group II Loans will be approximately 627.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.


GMAC RFC



## Original Mortgage Loan Principal Balances of the Group I Loans

| Original Mortgage Loan Balance ($) | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 908 | $ 48,151,088 | 13.85% | $53,030 | 624 | 86.99% |
| 100,001 to 200,000 | 723 | 103,438,513 | 29.76 | 143,068 | 622 | 83.47 |
| 200,001 to 300,000 | 304 | 74,393,160 | 21.40 | 244,714 | 622 | 84.16 |
| 300,001 to 400,000 | 167 | 59,286,674 | 17.05 | 355,010 | 626 | 84.65 |
| 400,001 to 500,000 | 84 | 37,059,034 | 10.66 | 441,179 | 644 | 86.99 |
| 500,001 to 600,000 | 35 | 19,118,228 | 5.50 | 546,235 | 660 | 85.14 |
| 600,001 to 700,000 | 4 | 2,481,697 | 0.71 | 620,424 | 623 | 84.89 |
| 700,001 to 800,000 | 5 | 3,694,271 | 1.06 | 738,854 | 651 | 86.86 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cutoff date, the average unpaid principal balance of the Group II Loans will be approximately $155,885.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Net Mortgage Rates of the Group I Loans

| Net Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 4 | $ 1,761,491 | 0.51% | $440,373 | 648 | 78.26% |
| 4.500 - 4.999 | 37 | 9,636,660 | 2.77 | 260,450 | 654 | 78.15 |
| 5.000 - 5.499 | 170 | 43,751,777 | 12.59 | 257,363 | 644 | 81.67 |
| 5.500 - 5.999 | 339 | 76,244,540 | 21.93 | 224,910 | 638 | 81.70 |
| 6.000 - 6.499 | 403 | 79,695,423 | 22.93 | 197,755 | 624 | 82.38 |
| 6.500 - 6.999 | 289 | 51,230,232 | 14.74 | 177,267 | 615 | 87.05 |
| 7.000 - 7.499 | 258 | 41,021,235 | 11.80 | 158,997 | 615 | 88.97 |
| 7.500 - 7.999 | 108 | 11,741,108 | 3.38 | 108,714 | 594 | 90.17 |
| 8.000 - 8.499 | 99 | 8,912,852 | 2.56 | 90,029 | 634 | 93.30 |
| 8.500 - 8.999 | 92 | 5,442,762 | 1.57 | 59,160 | 631 | 90.52 |
| 9.000 - 9.499 | 128 | 5,919,410 | 1.70 | 46,245 | 633 | 92.98 |
| 9.500 - 9.999 | 133 | 5,459,821 | 1.57 | 41,051 | 631 | 96.59 |
| 10.000 - 10.499 | 104 | 4,412,929 | 1.27 | 42,432 | 624 | 96.50 |
| 10.500 - 10.999 | 40 | 1,494,801 | 0.43 | 37,370 | 610 | 96.92 |
| 11.000 - 11.499 | 22 | 742,388 | 0.21 | 33,745 | 604 | 95.09 |
| 11.500 - 11.999 | 4 | 155,236 | 0.04 | 38,809 | 586 | 94.21 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the Group II Loans will be approximately 6.4804% per annum..
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Rates of the Loans of the Group I Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | $ 310,643 | 0.09% | $310,643 | 627 | 90.00% |
| 5.000 - 5.499 | 29 | 8,091,661 | 2.33 | 279,023 | 651 | 78.83 |
| 5.500 - 5.999 | 162 | 41,491,969 | 11.94 | 256,123 | 644 | 81.02 |
| 6.000 - 6.499 | 292 | 68,030,513 | 19.57 | 232,981 | 637 | 81.12 |
| 6.500 - 6.999 | 414 | 83,531,179 | 24.03 | 201,766 | 628 | 82.49 |
| 7.000 - 7.499 | 279 | 50,092,302 | 14.41 | 179,542 | 618 | 86.30 |
| 7.500 - 7.999 | 298 | 49,160,414 | 14.14 | 164,968 | 613 | 88.79 |
| 8.000 - 8.499 | 107 | 11,876,717 | 3.42 | 110,997 | 600 | 90.48 |
| 8.500 - 8.999 | 107 | 10,475,891 | 3.01 | 97,906 | 623 | 92.99 |
| 9.000 - 9.499 | 85 | 5,218,799 | 1.50 | 61,398 | 633 | 89.57 |
| 9.500 - 9.999 | 120 | 5,724,291 | 1.65 | 47,702 | 638 | 93.47 |
| 10.000 - 10.499 | 149 | 6,060,464 | 1.74 | 40,674 | 631 | 96.22 |
| 10.500 - 10.999 | 113 | 4,865,814 | 1.40 | 43,060 | 624 | 95.78 |
| 11.000 - 11.499 | 42 | 1,627,945 | 0.47 | 38,761 | 614 | 97.00 |
| 11.500 - 11.999 | 26 | 838,857 | 0.24 | 32,264 | 596 | 96.17 |
| 12.000 - 12.499 | 6 | 225,208 | 0.06 | 37,535 | 611 | 93.09 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Mortgage Rate of the Group II Loans will be approximately 7.0604% per annum.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Original Loan-to-Value of the Group I Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.1 - 50.0 | 67 | $ 6,998,003 | 2.01% | $104,448 | 593 |
| 50.1 - 55.0 | 24 | 3,581,882 | 1.03 | 149,245 | 604 |
| 55.1 - 60.0 | 38 | 6,179,190 | 1.78 | 162,610 | 608 |
| 60.1 - 65.0 | 57 | 7,472,061 | 2.15 | 131,089 | 605 |
| 65.1 - 70.0 | 77 | 13,617,568 | 3.92 | 176,852 | 589 |
| 70.1 - 75.0 | 87 | 15,924,664 | 4.58 | 183,042 | 603 |
| 75.1 - 80.0 | 446 | 84,537,225 | 24.32 | 189,545 | 636 |
| 80.1 - 85.0 | 183 | 33,452,466 | 9.62 | 182,800 | 614 |
| 85.1 - 90.0 | 457 | 90,440,659 | 26.02 | 197,901 | 621 |
| 90.1 - 95.0 | 148 | 25,516,897 | 7.34 | 172,411 | 653 |
| 95.1 - 100.0 | 645 | 59,843,194 | 17.21 | 92,780 | 647 |
| 100.1 - 110.0 | 1 | 58,857 | 0.02 | 58,857 | 633 |
| **Total:** | **2,230** | **$ 347,622,666** | **100.00%** | **$155,885** | **627** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.
The weighted average Loan-to-Value Ratio at origination of the Group II Loans will be approximately 84.82%.
No Mortgage Loan in the final pool will have a loan-to-value ratio or combined-loan-to-value ratio in excess of 100%.

# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Geographical Distributions of Mortgaged Properties of the Group I Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 41 | $ 4,189,976 | 1.21% | $102,195 | 631 | 90.01% |
| Arkansas | 16 | 1,014,879 | 0.29 | 63,430 | 600 | 90.86 |
| Arizona | 106 | 12,858,068 | 3.70 | 121,303 | 635 | 85.24 |
| California | 107 | 28,048,459 | 8.07 | 262,135 | 636 | 84.00 |
| Colorado | 46 | 5,921,771 | 1.70 | 128,734 | 640 | 84.98 |
| Connecticut | 113 | 17,616,323 | 5.07 | 155,897 | 644 | 85.21 |
| Delaware | 11 | 1,417,394 | 0.41 | 128,854 | 601 | 81.62 |
| Florida | 175 | 25,368,907 | 7.30 | 144,965 | 622 | 85.97 |
| Georgia | 225 | 28,705,890 | 8.26 | 127,582 | 625 | 86.75 |
| Iowa | 12 | 1,015,385 | 0.29 | 84,615 | 593 | 84.80 |
| Idaho | 1 | 107,658 | 0.03 | 107,658 | 601 | 90.00 |
| Illinois | 64 | 9,113,121 | 2.62 | 142,393 | 618 | 85.40 |
| Indiana | 47 | 5,369,438 | 1.54 | 114,243 | 626 | 92.34 |
| Kansas | 8 | 1,098,790 | 0.32 | 137,349 | 610 | 88.80 |
| Kentucky | 22 | 1,734,833 | 0.50 | 78,856 | 612 | 87.95 |
| Louisiana | 26 | 2,672,394 | 0.77 | 102,784 | 590 | 92.36 |
| Massachusetts | 113 | 24,122,763 | 6.94 | 213,476 | 636 | 80.45 |
| Maryland | 146 | 29,207,168 | 8.40 | 200,049 | 617 | 82.67 |
| Maine | 25 | 3,302,574 | 0.95 | 132,103 | 637 | 82.62 |
| Michigan | 32 | 3,628,852 | 1.04 | 113,402 | 642 | 91.33 |
| Minnesota | 37 | 6,770,972 | 1.95 | 182,999 | 646 | 87.52 |
| Missouri | 13 | 1,496,117 | 0.43 | 115,086 | 591 | 84.38 |
| Mississippi | 13 | 1,185,596 | 0.34 | 91,200 | 661 | 91.98 |
| North Carolina | 81 | 8,960,421 | 2.58 | 110,622 | 637 | 88.68 |
| North Dakota | 1 | 97,635 | 0.03 | 97,635 | 623 | 95.00 |
| Nebraska | 7 | 909,188 | 0.26 | 129,884 | 598 | 87.68 |
| New Hampshire | 29 | 5,640,981 | 1.62 | 194,517 | 620 | 83.44 |
| New Jersey | 117 | 24,734,129 | 7.12 | 211,403 | 618 | 82.46 |
| New Mexico | 1 | 81,489 | 0.02 | 81,489 | 679 | 95.00 |
| Nevada | 37 | 8,266,758 | 2.38 | 223,426 | 637 | 83.56 |
| New York | 144 | 28,927,779 | 8.32 | 200,887 | 627 | 80.31 |
| Ohio | 37 | 2,950,041 | 0.85 | 79,731 | 608 | 87.35 |
| Oklahoma | 33 | 3,293,772 | 0.95 | 99,811 | 616 | 88.11 |
| Oregon | 6 | 654,670 | 0.19 | 109,112 | 633 | 90.80 |
| Rhode Island | 19 | 2,702,160 | 0.78 | 142,219 | 643 | 80.99 |
| South Carolina | 29 | 4,159,418 | 1.20 | 143,428 | 661 | 90.33 |
| Tennessee | 51 | 4,079,428 | 1.17 | 79,989 | 622 | 90.89 |
| Texas | 3 | 226,060 | 0.07 | 75,353 | 649 | 77.00 |
| Utah | 14 | 2,035,614 | 0.59 | 145,401 | 640 | 83.66 |
| Virginia | 127 | 21,492,483 | 6.18 | 169,232 | 619 | 88.13 |
| Vermont | 9 | 1,215,425 | 0.35 | 135,047 | 661 | 73.37 |
| Washington | 38 | 5,975,368 | 1.72 | 157,247 | 633 | 82.83 |
| Wisconsin | 41 | 4,820,344 | 1.39 | 117,569 | 610 | 89.38 |
| West Virginia | 5 | 322,507 | 0.09 | 64,501 | 614 | 71.85 |
| Wyoming | 2 | 109,670 | 0.03 | 54,835 | 622 | 91.29 |
| **Total:** | **2,230** | **$ 347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.


GMAC RFC

# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Mortgage Loan Purpose of the Group I Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 734 | $110,773,602 | 31.87% | $150,918 | 653 | 88.71% |
| Rate/Term refinance | 28 | 3,856,750 | 1.11 | 137,741 | 640 | 82.55 |
| Equity refinance | 1,468 | 232,992,314 | 67.02 | 158,714 | 615 | 83.01 |
| **Total:** | **2,230** | **$ 347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Mortgage Loan Documentation Types of the Group I Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 2,145 | $333,020,838 | 95.80% | $155,254 | 627 | 85.35% |
| Reduced Documentation | 85 | 14,601,828 | 4.20 | 171,786 | 629 | 72.72 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Occupancy Type of the Group I Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 2,124 | $330,345,981 | 95.03% | $155,530 | 625 | 84.77% |
| Second/Vacation | 27 | 4,861,300 | 1.40 | 180,048 | 661 | 86.89 |
| Non Owner Occupied | 79 | 12,415,386 | 3.57 | 157,157 | 677 | 85.21 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.


GMAC RFC



## Mortgaged Property Types of the Group I Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single Family (detached) | 1,651 | $244,802,336 | 70.42% | $148,275 | 625 | 84.64% |
| Townhouse/rowhouse | 34 | 4,640,767 | 1.34 | 136,493 | 608 | 86.30 |
| Condo under 5 stories | 75 | 11,765,053 | 3.38 | 156,867 | 633 | 84.81 |
| Detached PUD | 228 | 42,757,275 | 12.30 | 187,532 | 635 | 87.14 |
| Attached PUD | 149 | 26,332,215 | 7.57 | 176,726 | 628 | 87.32 |
| Two-to-four family units | 93 | 17,325,020 | 4.98 | 186,291 | 641 | 77.49 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Credit Grades of the Group I Loans

| Group II Credit Grade | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| AX | 1,971 | $ 311,339,271 | 89.56% | $157,960 | 633 | 85.38% |
| AM | 223 | 31,881,331 | 9.17 | 142,966 | 579 | 81.49 |
| B | 33 | 4,204,146 | 1.21 | 127,398 | 557 | 68.92 |
| C | 3 | 197,918 | 0.06 | 65,973 | 724 | 78.21 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

| AM | 223 | $31,881,331 | 9.17% | $142,966 | 579 | 81.49% |
|---|---|---|---|---|---|---|

## Prepayment Penalty Terms of the Group I Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 849 | $132,565,500 | 38.13% | $156,143 | 628 | 84.98% |
| 12 Months | 185 | 36,594,314 | 10.53 | 197,807 | 638 | 82.33 |
| 24 Months | 530 | 90,785,222 | 26.12 | 171,293 | 626 | 85.91 |
| 36 Months | 662 | 87,280,100 | 25.11 | 131,843 | 624 | 84.49 |
| Other | 4 | 397,530 | 0.11 | 99,383 | 591 | 83.74 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

"Other" means not 0, 12, 24 or 36 months and not more than 36 months.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Interest Only Terms of the Group I Loans

| Interest Only Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 2,015 | $288,919,043 | 83.11% | $143,384 | 623 | 85.28% |
| 24 Months | 143 | 38,355,003 | 11.03 | 268,217 | 650 | 81.92 |
| 36 Months | 71 | 19,858,120 | 5.71 | 279,692 | 652 | 83.55 |
| 60 Months | 1 | 490,500 | 0.14 | 490,500 | 603 | 90.00 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

## Note Margins of the Group I Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| 2.500 - 2.999 | 1 | 303,651 | 0.09 | 303,651 | 670 | 80.00 |
| 3.000 - 3.499 | 13 | 3,628,821 | 1.04 | 279,140 | 657 | 77.27 |
| 3.500 - 3.999 | 73 | 18,746,923 | 5.39 | 256,807 | 646 | 80.11 |
| 4.000 - 4.499 | 181 | 45,229,156 | 13.01 | 249,885 | 642 | 81.86 |
| 4.500 - 4.999 | 285 | 63,407,513 | 18.24 | 222,483 | 633 | 83.95 |
| 5.000 - 5.499 | 225 | 46,389,205 | 13.34 | 206,174 | 620 | 86.27 |
| 5.500 - 5.999 | 169 | 30,745,839 | 8.84 | 181,928 | 608 | 90.45 |
| 6.000 - 6.499 | 93 | 17,834,442 | 5.13 | 191,768 | 607 | 89.97 |
| 6.500 - 6.999 | 51 | 7,961,350 | 2.29 | 156,105 | 593 | 92.39 |
| 7.000 - 7.499 | 9 | 1,204,790 | 0.35 | 133,866 | 612 | 94.01 |
| 7.500 - 7.999 | 7 | 850,744 | 0.24 | 121,535 | 590 | 97.29 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Note Margin of the Group II Loans will be approximately 4.9575% per annum.

## Maximum Mortgage Rates of the Group I Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| 10.000 - 10.999 | 1 | 310,643 | 0.09 | 310,643 | 627 | 90.00 |
| 11.000 - 11.999 | 181 | 47,485,382 | 13.66 | 262,350 | 645 | 80.72 |
| 12.000 - 12.999 | 514 | 113,133,935 | 32.55 | 220,105 | 631 | 83.73 |
| 13.000 - 13.999 | 330 | 63,577,529 | 18.29 | 192,659 | 611 | 89.82 |
| 14.000 - 14.999 | 74 | 10,935,911 | 3.15 | 147,783 | 600 | 93.58 |
| 15.000 - 15.999 | 7 | 859,034 | 0.25 | 122,719 | 591 | 97.31 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Maximum Mortgage Rate of the Group II Loans will be approximately 12.6948%.





## Minimum Mortgage Rates of the Group I Loans

| Minimum Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| 3.000 - 3.999 | 3 | 790,583 | 0.23 | 263,528 | 669 | 83.56 |
| 4.000 - 4.999 | 9 | 2,220,564 | 0.64 | 246,729 | 658 | 86.68 |
| 5.000 - 5.999 | 178 | 46,697,238 | 13.43 | 262,344 | 643 | 80.59 |
| 6.000 - 6.999 | 507 | 111,320,576 | 32.02 | 219,567 | 631 | 83.73 |
| 7.000 - 7.999 | 330 | 63,577,529 | 18.29 | 192,659 | 611 | 89.82 |
| 8.000 - 8.999 | 73 | 10,836,911 | 3.12 | 148,451 | 600 | 93.62 |
| 9.000 - 9.999 | 7 | 859,034 | 0.25 | 122,719 | 591 | 97.31 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Minimum Mortgage Rate of the Group II Loans will be approximately 6.6676%.

## Next Interest Rate Adjustment Date of the Group I Loans

| Next Interest Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| July 2006 | 1 | 423,770 | 0.12 | 423,770 | 664 | 80.00 |
| August 2006 | 2 | 331,391 | 0.10 | 165,696 | 626 | 86.48 |
| September 2006 | 205 | 44,787,409 | 12.88 | 218,475 | 630 | 84.73 |
| October 2006 | 114 | 23,619,796 | 6.79 | 207,191 | 632 | 88.41 |
| November 2006 | 168 | 33,959,300 | 9.77 | 202,139 | 624 | 84.18 |
| December 2006 | 187 | 39,928,500 | 11.49 | 213,521 | 622 | 84.27 |
| January 2007 | 104 | 22,268,754 | 6.41 | 214,123 | 625 | 84.17 |
| September 2007 | 18 | 3,039,397 | 0.87 | 168,855 | 625 | 86.33 |
| October 2007 | 37 | 7,475,134 | 2.15 | 202,031 | 641 | 90.08 |
| November 2007 | 94 | 18,831,939 | 5.42 | 200,340 | 630 | 84.55 |
| December 2007 | 118 | 27,468,971 | 7.90 | 232,788 | 618 | 85.77 |
| January 2008 | 59 | 14,168,073 | 4.08 | 240,137 | 633 | 86.36 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average months to the next rate adjustment date will be approximately 25.

# $9,600,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EMX1

## RASC SERIES 2005-EMX1 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 23, 2005

# GMAC RFC Securities

**Any transactions in the certificates will be effected through Residential Funding Securities Corporation.**



# RASC SERIES 2005-EMX1 TRUST (Part I of II)

**Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1**

**Statement Regarding Assumptions as to Securities, pricing estimates, and other Information**

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.





# RASC Series 2005-EMX1 Trust
## Home Equity Mortgage Asset-Backed Pass-Through Certificates

### $9,600,000 (Approximate)
***Subject to Revision***

**Certificates**

| Class | Approximate Size(1) | Interest Type | Principal Type | Expected WAL (yrs)(2) Call/Mat | Expected Principal Window (months)(2) Call/Mat | Final Scheduled Distribution Date(3) | Expected rating (Moody's/S&P) |
|---|---|---|---|---|---|---|---|
| A-I-1(4)(6) | 187,639,000 | Floating | SEQ | 1.00 / 1.00 | 1-23 / 1-23 | Sep-2025 | Aaa/AAA |
| A-I-2(4)(6) | 107,407,000 | Floating | SEQ | 3.00 / 3.01 | 23-75 / 23-80 | Apr-2033 | Aaa/AAA |
| A-I-3(4)(6) | 21,613,000 | Floating | SEQ | 6.23 / 9.66 | 75-75 / 80-176 | Mar-2035 | Aaa/AAA |
| A-II-1(4)(6) | 253,232,000 | Floating | PT | 1.90 / 2.00 | 1-75 / 1-143 | Mar-2035 | Aaa/AAA |
| A-II-2(4)(6) | 63,309,000 | Floating | PT | 1.90 / 2.00 | 1-75 / 1-143 | Mar-2035 | Aaa/AAA |
| M-1(4)(5)(6) | 59,200,000 | Floating | MEZ | 4.72 / 5.20 | 45-75 / 45-150 | Mar-2035 | Aa2/AA |
| M-2(4)(5)(6) | 45,200,000 | Floating | MEZ | 4.46 / 4.91 | 41-75 / 41-137 | Mar-2036 | A2/A |
| M-3(4)(5)(6) | 13,200,000 | Floating | MEZ | 4.38 / 4.79 | 40-75 / 40-123 | Mar-2035 | A3/A- |
| M-4(4)(5)(6) | 10,800,000 | Floating | MEZ | 4.36 / 4.74 | 39-75 / 39-117 | Mar-2035 | Baa1/BBB+ |
| M-5(4)(5)(6) | 10,800,000 | Floating | MEZ | 4.34 / 4.68 | 39-75 / 39-112 | Mar-2035 | Baa2/BBB |
| M-6(4)(5)(6) | 10,800,000 | Floating | MEZ | 4.32 / 4.62 | 38-75 / 38-105 | Mar-2035 | Baa3/BBB- |
| B(4)(5)(6) | 9,600,000 | Floating | SUB | 4.31 / 4.53 | 38-75 / 38-97 | Mar-2035 | Ba1/BB+ |
| **Total** | **$792,800,000** | | | | | | |

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the applicable Net Wac Cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) Not offered hereby, but will be offered via the prospectus supplement.
(7) Offered hereby under rule 144A, to Qualified Institutional Buyers.





# Transaction Overview

| | |
|---|---|
| **Certificates:** | The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates").<br><br>The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates".<br><br>The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").<br><br>The Class A Certificates and the Class M Certificates will be offered via the Prospectus.<br><br>The Class B Certificates will be offered by a Private Placement Memorandum (the "Offered Certificates"). |
| **Depositor:** | Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation |
| **Seller and Master Servicer:** | Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC") |
| **Sub-Servicer:** | Primary servicing will be provided by Mortgage Lenders Network USA, Inc. |
| **Trustee:** | US Bank National Association |
| **Joint Lead Underwriters:** | Residential Funding Securities Corporation and Banc of America Securities LLC |
| **Co-Manager:** | Citigroup Global Markets Inc. |
| **Cut-off Date:** | February 1, 2005 |
| **Closing Date:** | On or about March 4, 2005 |
| **Distribution Dates:** | The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in March 2005. The initial Distribution Date will be March 25, 2005. |
| **Unregistered Securities:** | The Offered Certificates will not be registered under the Securities Act of 1933, in reliance on the exemption provided in Rule 144A. Investors will be deemed to have represented that they are Qualified Institutional Buyers ("QIBs") as defined in Rule 144A. |
| **Form of Registration:** | Delivery of the Class B Certificates will be made through the PORTAL system. |
| **Tax Status:** | The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes. |



# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

| | |
|---|---|
| **ERISA Eligibility:** | The Offered Certificates are NOT expected to be ERISA eligible. |
| **SMMEA Eligibility:** | None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. |
| **Optional Termination Date:** | If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust. |
| **Expense Fee Rate:** | With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer. |
| **Mortgage Loans:** | The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable rate subprime home equity Mortgage Loans secured by first and second liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first and second liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 16.89% and 17.50% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years. On the Closing Date, Loan Group I and Loan Group II will each have an aggregate principal balance of approximately $400,000,000. |
| **Prepayment Assumption:** | Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).<br><br>Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter). |
| **Net Mortgage Rate:** | With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate. |

**Maximum Net Mortgage Rate:** With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

**Group I Net WAC Cap Rate:** The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

**Group I Basis Risk Shortfall:** With respect to the Class A-I Certificates and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group I Net WAC Cap Rate; plus any unpaid Group I Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

**Group II Net WAC Cap Rate:** The pass-through rate on the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period; as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

**Group II Basis Risk Shortfall:** With respect to the Class A-II Certificates and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group II Net WAC Cap Rate; plus any unpaid Group II Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.



# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

| | |
|---|---|
| **Subordinate Net WAC Cap Rate:** | With respect to any distribution date and the Class M and Class B Certificates, a per annum rate equal to the weighted average of (i) the Group I Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-I Certificates, if any, and (ii) Group II Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-II Certificates, if any, weighted on the basis of the related Subordinate Component, as adjusted to account for payments required to be made under the yield maintenance agreement for the Class M and Class B Certificates, if any. |
| **Subordinate Basis Risk Shortfall:** | With respect to any class of Class M and Class B Certificates and any Distribution Date an amount equal to the excess of (i) Accrued Certificate Interest for that class calculated at a rate equal the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component, over (ii) Accrued Certificate Interest calculated using the Subordinate Net WAC Cap Rate; plus any unpaid Subordinate Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One- Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Subordinate Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions. |
| **Subordinate Component:** | With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date. |
| **Relief Act Shortfalls:** | With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates. |
| **Interest Accrual Period:** | From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis. |





**Eligible Master Servicing Compensation:** With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date.

**Coupon Step Up:** If the holders of the call rights does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date.

**Origination and Servicing:** Mortgage Lenders Network USA, Inc. originated all of the mortgage loans. Mortgage Lenders Network USA, Inc. originates loans through a nationwide network of retail production branches, independent mortgage brokers approved by Mortgage Lenders Network USA, Inc. and also through its correspondent lending division. The executive offices of Mortgage Lenders Network USA, Inc. are located in Middletown, Connecticut.

Residential Funding acquired all of the mortgage loans from Emax Financial Group, LLC. Emax Financial Group, LLC, is a mortgage banking company engaged in the mortgage banking business, which consists of acquisition and sale of residential mortgage loans secured primarily by one- to four-unit family residences, and the purchase and sale of mortgage servicing rights.

Primary servicing will be provided by Mortgage Lenders Network USA, Inc. Mortgage Lenders Network USA, Inc. is an approved Fannie Mae and Freddie Mac servicer.



# RASC SERIES 2005-EMX1 TRUST (Part I of II)
## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

**Credit Enhancement:**

**A. Excess Cash Flow**

**B. Overcollateralization ("OC")**

**C. Subordination**

**Expected Credit Support Percentage:**

| Class | Expected rating (Moody's/S&P) | Initial Credit Support | After Step-Down Support |
|---|---|---|---|
| Class A | Aaa/AAA | 20.85% | 47.30% |
| Class M-1 | Aa2/AA | 13.45% | 32.50% |
| Class M-2 | A2/A | 7.80% | 21.20% |
| Class M-3 | A3/A- | 6.15% | 17.90% |
| Class M-4 | Baa1/BBB+ | 4.80% | 15.20% |
| Class M-5 | Baa2/BBB | 3.45% | 12.50% |
| Class M-6 | Baa3/BBB- | 2.10% | 9.80% |
| Class B | Ba1/BB+ | 0.90% | 7.40% |

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes initial Overcollateralization.

**Subordination Percentage:**

| Class | Expected rating (Moody's/S&P) | Subordination % |
|---|---|---|
| Class A | Aaa/AAA | 52.70% |
| Class M-1 | Aa2/AA | 67.50% |
| Class M-2 | A2/A | 78.80% |
| Class M-3 | A3/A- | 82.10% |
| Class M-4 | Baa1/BBB+ | 84.80% |
| Class M-5 | Baa2/BBB | 87.50% |
| Class M-6 | Baa3/BBB- | 90.20% |
| Class B | Ba1/BB+ | 92.60% |

**Overcollateralization Amount:** The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.





| | |
|---|---|
| **Overcollateralization Target Amount:** | With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 3.70% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 7.40% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. |
| **Overcollateralization Floor:** | 0.50% of the aggregate initial principal balance of the Mortgage Loans. |
| **Stepdown Date:** | The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in March 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage. |
| **Specified Enhancement Percentage:** | The Specified Enhancement Percentage is 47.30%. |
| **Senior Enhancement Percentage:** | On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date. |
| **Excess Cash Flow:** | For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.<br><br>Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses. |





**Trigger Event:**

**(subject to change)**

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.54] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in March 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

| Distribution Date | Required Loss Percentage |
|---|---|
| Month 37 to Month 48 | [3.50]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 49 to Month 60 | [5.25]% with respect to month 49, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 61 to Month 72 | [7.00]% with respect to month 61, plus an additional 1/12th of [0.75]% for each month thereafter |
| Month 73 and thereafter | [7.75] |

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.





**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I and Class A-II Certificates, the Group I and Group II Principal Distribution Amount respectively, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

**Class A Principal Distributions:**

The Group I Principal Distribution Amount will be distributed sequentially as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero.

(iv) Any remaining amount to the Class A-II Certificates, pro rata.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates, pro rata; provided, however, that if a Class A-II Sequential Trigger Event (as defined below) is in effect, the Class A-II-1 and Class A-II-2 Certificates pay sequentially;

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

**Excess Cash Flow Distributions:**

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Basis Risk Shortfall, Group II Basis Risk Shortfall and any Subordinate Basis Risk Shortfall to the extent unpaid from the related yield maintenance agreement, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Basis Risk Shortfall allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

**Principal Remittance Amount:** For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Distribution Amount:** For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the Overcollateralization Target Amount minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

**Class A Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the Overcollateralization Floor.

**Group I and Group II Principal Distribution Amount:** On any Distribution Date and for the related Loan Group, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount for the related Loan Group for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

**Class A-II Sequential Trigger Event:** On any Distribution Date prior to the Distribution Date occurring in [March 2008], cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed [3.50]%, or on or after the Distribution Date occurring in [March 2008], a Trigger Event is in effect.

**Class M-1 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-2 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-3 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-4 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-5 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the Overcollateralization Floor.

**Class M-6 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class B Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that

Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Allocation of Losses:**

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero;

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, to the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

**Prospectus:**

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

# Yield Maintenance Agreements

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Offered Certificates and the Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the related Class A Certificates; and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in [April] 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in May 2007 for Class A-I Certificates and September 2007 for the Class M and Class B Certificates.

| | Class A-I Certificates | | | Subordinate Certificates | | |
|---|---|---|---|---|---|---|
| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
| 3/25/2005 | 316,659,000 | N/A | N/A | 159,600,000 | N/A | N/A |
| 4/25/2005 | 312,051,318 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 5/25/2005 | 307,913,855 | 6.26 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 6/25/2005 | 302,904,124 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 7/25/2005 | 297,030,501 | 6.25 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 8/25/2005 | 290,307,030 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 9/25/2005 | 282,753,541 | 6.04 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 10/25/2005 | 274,395,698 | 6.25 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 11/25/2005 | 265,322,311 | 6.04 | 7.82 | 159,600,000 | 5.32 | 7.32 |
| 12/25/2005 | 255,755,280 | 6.25 | 7.81 | 159,600,000 | 5.53 | 7.32 |
| 1/25/2006 | 246,233,429 | 6.04 | 7.81 | 159,600,000 | 5.32 | 7.32 |
| 2/25/2006 | 236,977,953 | 6.04 | 7.81 | 159,600,000 | 5.32 | 7.32 |
| 3/25/2006 | 227,981,304 | 6.70 | 7.80 | 159,600,000 | 5.99 | 7.32 |
| 4/25/2006 | 219,236,151 | 6.03 | 7.80 | 159,600,000 | 5.32 | 7.32 |
| 5/25/2006 | 210,735,372 | 6.24 | 7.80 | 159,600,000 | 5.53 | 7.32 |
| 6/25/2006 | 202,472,045 | 6.03 | 7.79 | 159,600,000 | 5.33 | 7.32 |
| 7/25/2006 | 194,439,450 | 6.24 | 7.79 | 159,600,000 | 5.54 | 7.32 |
| 8/25/2006 | 186,631,054 | 6.03 | 7.78 | 159,600,000 | 5.33 | 7.32 |
| 9/25/2006 | 179,040,514 | 6.02 | 7.78 | 159,600,000 | 5.33 | 7.32 |
| 10/25/2006 | 171,663,319 | 6.23 | 7.78 | 159,600,000 | 5.54 | 7.32 |
| 11/25/2006 | 161,135,067 | 6.02 | 7.77 | 159,600,000 | 5.51 | 7.32 |
| 12/25/2006 | 149,662,811 | 7.65 | 7.77 | 159,600,000 | 7.10 | 7.32 |
| 1/25/2007 | 138,792,823 | 7.39 | 7.77 | 159,600,000 | 6.84 | 7.32 |
| 2/25/2007 | 128,479,049 | 7.39 | 7.77 | 159,600,000 | 6.83 | 7.32 |
| 3/25/2007 | 0 | NA | NA | 159,600,000 | 7.66 | 7.32 |
| 4/25/2007 | 111,346,341 | 7.38 | 7.77 | 159,600,000 | 6.83 | 7.32 |
| 5/25/2007 | 105,126,200 | 7.63 | 7.76 | 159,600,000 | 7.14 | 7.32 |
| 6/25/2007 | 0 | NA | NA | 159,600,000 | 7.30 | 7.32 |
| 7/25/2007 | 0 | NA | NA | 0 | NA | NA |
| 8/25/2007 | 0 | NA | NA | 159,600,000 | 7.29 | 7.32 |
| 9/25/2007 | 0 | NA | NA | 159,600,000 | 7.29 | 7.32 |





## Net WAC Cap Schedule

**Subordinate Certificates**

| Month | (%)1 | (%)2 | Month | (%)1 | (%)2 |
|---|---|---|---|---|---|
| 3/25/2005 | N/A | N/A | 5/25/2008 | 7.43 | 9.57 |
| 4/25/2005 | 6.24 | 8.25 | 6/25/2008 | 7.19 | 9.75 |
| 5/25/2005 | 6.45 | 8.25 | 7/25/2008 | 7.43 | 10.16 |
| 6/25/2005 | 6.24 | 8.25 | 8/25/2008 | 7.19 | 9.82 |
| 7/25/2005 | 6.45 | 8.25 | 9/25/2008 | 7.19 | 9.81 |
| 8/25/2005 | 6.24 | 8.25 | 10/25/2008 | 7.43 | 10.12 |
| 9/25/2005 | 6.24 | 8.25 | 11/25/2008 | 7.19 | 9.78 |
| 10/25/2005 | 6.45 | 8.25 | 12/25/2008 | 7.43 | 10.19 |
| 11/25/2005 | 6.24 | 8.25 | 1/25/2009 | 7.19 | 9.94 |
| 12/25/2005 | 6.45 | 8.25 | 2/25/2009 | 7.19 | 9.93 |
| 1/25/2006 | 6.25 | 8.25 | 3/25/2009 | 7.96 | 10.98 |
| 2/25/2006 | 6.25 | 8.25 | 4/25/2009 | 7.19 | 9.90 |
| 3/25/2006 | 6.92 | 8.25 | 5/25/2009 | 7.42 | 10.22 |
| 4/25/2006 | 6.25 | 8.25 | 6/25/2009 | 7.19 | 9.97 |
| 5/25/2006 | 6.46 | 8.25 | 7/25/2009 | 7.42 | 10.37 |
| 6/25/2006 | 6.25 | 8.25 | 8/25/2009 | 7.18 | 10.03 |
| 7/25/2006 | 6.46 | 8.25 | 9/25/2009 | 7.18 | 10.01 |
| 8/25/2006 | 6.26 | 8.25 | 10/25/2009 | 7.42 | 10.33 |
| 9/25/2006 | 6.26 | 8.25 | 11/25/2009 | 7.18 | 9.98 |
| 10/25/2006 | 6.47 | 8.25 | 12/25/2009 | 7.42 | 10.30 |
| 11/25/2006 | 6.35 | 8.25 | 1/25/2010 | 7.18 | 9.96 |
| 12/25/2006 | 7.16 | 8.25 | 2/25/2010 | 7.18 | 9.94 |
| 1/25/2007 | 6.93 | 8.25 | 3/25/2010 | 7.95 | 10.99 |
| 2/25/2007 | 6.93 | 8.25 | 4/25/2010 | 7.18 | 9.92 |
| 3/25/2007 | 7.68 | 8.58 | 5/25/2010 | 7.42 | 10.23 |
| 4/25/2007 | 6.94 | 8.25 | 6/25/2010 | 7.18 | 9.89 |
| 5/25/2007 | 7.17 | 8.25 | 7/25/2010 | 7.42 | 10.20 |
| 6/25/2007 | 6.94 | 8.25 | 8/25/2010 | 7.18 | 9.86 |
| 7/25/2007 | 7.17 | 8.50 | 9/25/2010 | 7.18 | 9.85 |
| 8/25/2007 | 6.94 | 8.25 | 10/25/2010 | 7.42 | 10.16 |
| 9/25/2007 | 6.94 | 8.25 | 11/25/2010 | 7.18 | 9.82 |
| 10/25/2007 | 7.17 | 8.49 | 12/25/2010 | 7.42 | 10.13 |
| 11/25/2007 | 6.94 | 8.27 | 1/25/2011 | 7.18 | 9.79 |
| 12/25/2007 | 7.30 | 9.27 | 2/25/2011 | 7.18 | 9.78 |
| 1/25/2008 | 7.19 | 9.24 | 3/25/2011 | 7.95 | 10.81 |
| 2/25/2008 | 7.19 | 9.23 | 4/25/2011 | 7.18 | 9.75 |
| 3/25/2008 | 7.68 | 9.86 | 5/25/2011 | 7.42 | 10.06 |
| 4/25/2008 | 7.19 | 9.21 | 6/25/2011 | 0 | 0 |

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 3.03125% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

## Bond Summary (To Call)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class B** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.57 | 4.31 | 3.70 | 2.97 |
| Modified Duration (Years) | 13.36 | 6.37 | 4.65 | 3.75 | 3.29 | 2.70 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 4/25/2008 | 5/25/2008 | 9/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 38 | 20 | 16 |

## Bond Summary (To Maturity)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class B** | | | | | | |
| Average Life (Years) | 25.79 | 8.63 | 5.87 | 4.53 | 3.88 | 3.11 |
| Modified Duration (Years) | 13.38 | 6.56 | 4.83 | 3.90 | 3.42 | 2.81 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 4/25/2008 | 5/25/2008 | 9/25/2007 |
| Last Principal Payment Date | 2/25/2034 | 7/25/2020 | 1/25/2016 | 3/25/2013 | 5/25/2011 | 2/25/2010 |
| Principal Payment Window (Months) | 94 | 138 | 95 | 60 | 37 | 30 |

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED FEBRUARY 23, 2005
PART II OF II

# $800,000,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EMX1

## RASC SERIES 2005-EMX1 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 23, 2005

# GMAC RFC Securities

**Any transactions in the certificates will be effected through Residential Funding Securities Corporation.**

## Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

## Aggregate Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $747,546,896.83 | $9,914.99 | $750,000.00 |
| Number of Mortgage Loans | 5,035 | | |
| | | | |
| Average Current Principal Balance | $148,470.09 | | |
| Weighted Average Original Loan-to-Value | 84.65% | 6.00% | 101.00% |
| Weighted Average Mortgage Rate | 7.05% | 4.35% | 13.15% |
| Weighted Average Net Mortgage Rate | 6.47% | 3.77% | 12.57% |
| Weighted Average Note Margin | 5.03% | 2.85% | 7.95% |
| Weighted Average Maximum Mortgage Rate | 12.76% | 10.35% | 15.60% |
| Weighted Average Minimum Mortgage Rate | 6.73% | 3.65% | 9.60% |
| Weighted Average Term to Next Rate Adjustment Date (months) | 24 | 15 | 35 |
| Weighted Average Remaining Term to Stated Maturity (months) | 342 | 115 | 359 |
| Weighted Average Credit Score | 625 | 500 | 801 |

Weighted Average reflected in Total

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 74.46% |
| | Fixed | 25.54% |
| Lien | First | 93.82% |
| | Second | 6.18% |
| Property Type | Single Family (detached) | 71.30% |
| | Townhouse/rowhouse | 1.67% |
| | Condo under 5 stories | 3.46% |
| | Detached PUD | 9.91% |
| | Attached PUD | 7.73% |
| | Two-to-four family units | 5.93% |
| Occupancy Status | Primary Residence | 95.12% |
| | Second/Vacation | 1.17% |
| | Non Owner Occupied | 3.71% |
| Documentation Type | Full Documentation | 96.02% |
| | Reduced Documentation | 3.98% |
| Loans with Prepayment penalties | | 63.60% |
| Loans serviced by Mortgage Loan Network | | 100.00% |

## Lien Position of the Aggregate Loans

| Lien Position | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| First Lien | 3,949 | $701,352,497 | 93.82% | $177,603 | 624 | 84.06% |
| Second Lien | 1,086 | 46,194,399 | 6.18 | 42,536 | 637 | 93.55 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Product Type of the Aggregate Loans

| Product Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| ARM | 2,987 | 556,609,997 | 74.46 | 186,344 | 624 | 85.07 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Credit Score Distribution of the Aggregate Loans

| Credit Score Range | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 39 | $6,595,011 | 0.88% | $169,103 | 78.51% |
| 520 - 539 | 261 | 42,847,209 | 5.73 | 164,166 | 79.75 |
| 540 - 559 | 361 | 53,290,341 | 7.13 | 147,619 | 80.34 |
| 560 - 579 | 304 | 48,294,371 | 6.46 | 158,863 | 79.90 |
| 580 - 599 | 500 | 66,785,722 | 8.93 | 133,571 | 82.63 |
| 600 - 619 | 724 | 95,483,008 | 12.77 | 131,883 | 83.99 |
| 620 - 639 | 1,061 | 150,096,480 | 20.08 | 141,467 | 86.60 |
| 640 - 659 | 667 | 102,142,716 | 13.66 | 153,138 | 86.14 |
| 660 - 679 | 529 | 85,101,694 | 11.38 | 160,873 | 87.17 |
| 680 - 699 | 262 | 40,770,419 | 5.45 | 155,612 | 85.93 |
| 700 - 719 | 145 | 23,532,061 | 3.15 | 162,290 | 87.95 |
| 720 - 739 | 78 | 14,373,981 | 1.92 | 184,282 | 86.76 |
| 740 - 759 | 50 | 9,447,346 | 1.26 | 188,947 | 90.60 |
| 760 or Greater | 54 | 8,786,538 | 1.18 | 162,714 | 88.26 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **84.65%** |

As of the cut-off date, the weighted average Credit Score of the Aggregate Loans will be approximately 625.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Original Mortgage Loan Principal Balances of the Aggregate Loans

| Original Mortgage Loan Balance ($) | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,891 | $ 105,557,415 | 14.12% | $55,821 | 621 | 85.25% |
| 100,001 to 200,000 | 1,869 | 268,568,874 | 35.93 | 143,697 | 621 | 84.07 |
| 200,001 to 300,000 | 835 | 202,599,643 | 27.10 | 242,634 | 624 | 84.40 |
| 300,001 to 400,000 | 301 | 103,507,772 | 13.85 | 343,880 | 625 | 84.87 |
| 400,001 to 500,000 | 93 | 41,007,867 | 5.49 | 440,945 | 646 | 87.11 |
| 500,001 to 600,000 | 37 | 20,129,358 | 2.69 | 544,037 | 663 | 85.10 |
| 600,001 to 700,000 | 4 | 2,481,697 | 0.33 | 620,424 | 623 | 84.89 |
| 700,001 to 800,000 | 5 | 3,694,271 | 0.49 | 738,854 | 651 | 86.86 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cutoff date, the average unpaid principal balance of the Aggregate Loans will be approximately $148,470.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Net Mortgage Rates of the Aggregate Loans

| Net Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 3.500 - 3.999 | 2 | $ 582,300 | 0.08% | $291,150 | 642 | 80.00% |
| 4.000 - 4.499 | 11 | 3,155,529 | 0.42 | 286,866 | 641 | 78.63 |
| 4.500 - 4.999 | 96 | 22,008,556 | 2.94 | 229,256 | 655 | 78.83 |
| 5.000 - 5.499 | 433 | 94,147,987 | 12.59 | 217,432 | 645 | 80.64 |
| 5.500 - 5.999 | 771 | 152,678,708 | 20.42 | 198,027 | 637 | 81.39 |
| 6.000 - 6.499 | 962 | 173,194,644 | 23.17 | 180,036 | 620 | 83.02 |
| 6.500 - 6.999 | 734 | 120,211,611 | 16.08 | 163,776 | 612 | 86.82 |
| 7.000 - 7.499 | 597 | 90,599,198 | 12.12 | 151,757 | 609 | 88.34 |
| 7.500 - 7.999 | 261 | 29,732,360 | 3.98 | 113,917 | 595 | 90.09 |
| 8.000 - 8.499 | 200 | 17,378,940 | 2.32 | 86,895 | 622 | 92.22 |
| 8.500 - 8.999 | 173 | 10,540,242 | 1.41 | 60,926 | 634 | 90.93 |
| 9.000 - 9.499 | 225 | 10,233,838 | 1.37 | 45,484 | 636 | 93.71 |
| 9.500 - 9.999 | 255 | 10,513,385 | 1.41 | 41,229 | 633 | 96.62 |
| 10.000 - 10.499 | 190 | 8,145,867 | 1.09 | 42,873 | 625 | 95.42 |
| 10.500 - 10.999 | 79 | 2,820,399 | 0.38 | 35,701 | 605 | 96.53 |
| 11.000 - 11.499 | 35 | 1,217,207 | 0.16 | 34,777 | 602 | 93.69 |
| 11.500 - 11.999 | 8 | 287,011 | 0.04 | 35,876 | 593 | 96.87 |
| 12.000 - 12.499 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 12.500 - 12.999 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the Aggregate Loans will be approximately 6.4711% per annum..
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Mortgage Rates of the Loans of the Aggregate Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $ 582,300.00 | 0.08% | $291,150 | 642 | 80.00% |
| 4.500 - 4.999 | 5 | 957,887 | 0.13 | 191,577 | 610 | 82.24 |
| 5.000 - 5.499 | 80 | 19,264,196 | 2.58 | 240,802 | 655 | 79.29 |
| 5.500 - 5.999 | 393 | 86,307,248 | 11.55 | 219,611 | 645 | 80.25 |
| 6.000 - 6.499 | 671 | 134,668,556 | 18.01 | 200,698 | 637 | 80.97 |
| 6.500 - 6.999 | 993 | 182,195,089 | 24.37 | 183,479 | 624 | 82.81 |
| 7.000 - 7.499 | 712 | 116,556,130 | 15.59 | 163,702 | 615 | 86.21 |
| 7.500 - 7.999 | 683 | 107,983,336 | 14.45 | 158,102 | 609 | 88.15 |
| 8.000 - 8.499 | 276 | 32,970,879 | 4.41 | 119,460 | 597 | 90.42 |
| 8.500 - 8.999 | 224 | 20,494,869 | 2.74 | 91,495 | 617 | 91.30 |
| 9.000 - 9.499 | 145 | 9,266,945 | 1.24 | 63,910 | 628 | 90.44 |
| 9.500 - 9.999 | 229 | 11,119,378 | 1.49 | 48,556 | 643 | 93.34 |
| 10.000 - 10.499 | 268 | 10,850,733 | 1.45 | 40,488 | 632 | 97.20 |
| 10.500 - 10.999 | 212 | 9,301,640 | 1.24 | 43,876 | 626 | 94.62 |
| 11.000 - 11.499 | 82 | 3,024,195 | 0.40 | 36,880 | 610 | 96.08 |
| 11.500 - 11.999 | 47 | 1,547,419 | 0.21 | 32,924 | 594 | 94.85 |
| 12.000 - 12.499 | 10 | 356,983 | 0.05 | 35,698 | 607 | 95.64 |
| 12.500 - 12.999 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 13.000 - 13.499 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Mortgage Rate of the Aggregate Loans will be approximately 7.0511% per annum.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Original Loan-to-Value of the Aggregate Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.1 - 50.0 | 170 | $ 16,677,718 | 2.23% | $98,104 | 597 |
| 50.1 - 55.0 | 48 | 6,538,781 | 0.87 | 136,225 | 602 |
| 55.1 - 60.0 | 76 | 11,418,511 | 1.53 | 150,244 | 605 |
| 60.1 - 65.0 | 114 | 15,066,075 | 2.02 | 132,159 | 598 |
| 65.1 - 70.0 | 160 | 25,403,426 | 3.40 | 158,771 | 591 |
| 70.1 - 75.0 | 194 | 32,168,278 | 4.30 | 165,816 | 604 |
| 75.1 - 80.0 | 1,187 | 203,129,758 | 27.17 | 171,129 | 632 |
| 80.1 - 85.0 | 425 | 72,313,262 | 9.67 | 170,149 | 615 |
| 85.1 - 90.0 | 1,065 | 191,401,532 | 25.60 | 179,720 | 613 |
| 90.1 - 95.0 | 306 | 50,661,006 | 6.78 | 165,559 | 653 |
| 95.1 - 100.0 | 1,289 | 122,709,693 | 16.41 | 95,198 | 647 |
| 100.1 - 110.0 | 1 | 58,857 | 0.01 | 58,857 | 633 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

The weighted average Loan-to-Value Ratio at origination of the Aggregate Loans will be approximately 84.65%.

No Mortgage Loan in the final pool will have a loan-to-value ratio or combined-loan-to-value ratio in excess of 100%.

# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Geographical Distributions of Mortgaged Properties of the Aggregate Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 89 | $ 8,837,137 | 1.18% | $99,294 | 620 | 90.42% |
| Arkansas | 33 | 2,785,999 | 0.37 | 84,424 | 604 | 86.90 |
| Arizona | 271 | 35,245,628 | 4.71 | 130,058 | 632 | 85.16 |
| California | 206 | 47,188,620 | 6.31 | 229,071 | 634 | 83.11 |
| Colorado | 99 | 14,422,576 | 1.93 | 145,683 | 637 | 85.57 |
| Connecticut | 279 | 44,156,293 | 5.91 | 158,266 | 624 | 84.12 |
| Delaware | 25 | 3,468,629 | 0.46 | 138,745 | 597 | 84.74 |
| Florida | 443 | 60,412,593 | 8.08 | 136,372 | 622 | 85.40 |
| Georgia | 486 | 59,514,936 | 7.96 | 122,459 | 624 | 86.31 |
| Iowa | 32 | 3,062,360 | 0.41 | 95,699 | 601 | 87.61 |
| Idaho | 2 | 184,745 | 0.02 | 92,372 | 609 | 90.00 |
| Illinois | 145 | 21,050,765 | 2.82 | 145,178 | 614 | 85.20 |
| Indiana | 104 | 10,654,973 | 1.43 | 102,452 | 626 | 91.71 |
| Kansas | 17 | 2,206,735 | 0.30 | 129,808 | 641 | 92.89 |
| Kentucky | 66 | 5,451,645 | 0.73 | 82,601 | 603 | 87.04 |
| Louisiana | 48 | 5,183,931 | 0.69 | 107,999 | 610 | 91.48 |
| Massachusetts | 263 | 51,601,782 | 6.90 | 196,204 | 632 | 78.69 |
| Maryland | 315 | 60,231,535 | 8.06 | 191,211 | 616 | 82.88 |
| Maine | 50 | 6,580,862 | 0.88 | 131,617 | 630 | 82.44 |
| Michigan | 65 | 7,648,252 | 1.02 | 117,665 | 632 | 89.79 |
| Minnesota | 88 | 14,736,848 | 1.97 | 167,464 | 636 | 85.86 |
| Missouri | 36 | 4,837,990 | 0.65 | 134,389 | 606 | 86.44 |
| Mississippi | 32 | 3,160,465 | 0.42 | 98,765 | 633 | 93.99 |
| Montana | 1 | 90,767 | 0.01 | 90,767 | 564 | 90.00 |
| North Carolina | 210 | 23,401,952 | 3.13 | 111,438 | 624 | 88.04 |
| North Dakota | 3 | 193,360 | 0.03 | 64,453 | 617 | 87.57 |
| Nebraska | 10 | 1,217,284 | 0.16 | 121,728 | 594 | 87.78 |
| New Hampshire | 65 | 11,379,266 | 1.52 | 175,066 | 632 | 82.60 |
| New Jersey | 258 | 49,940,688 | 6.68 | 193,569 | 622 | 82.78 |
| New Mexico | 6 | 931,062 | 0.12 | 155,177 | 594 | 87.19 |
| Nevada | 74 | 15,011,308 | 2.01 | 202,856 | 637 | 83.19 |
| New York | 286 | 52,358,574 | 7.00 | 183,072 | 628 | 81.03 |
| Ohio | 105 | 10,388,204 | 1.39 | 98,935 | 611 | 88.29 |
| Oklahoma | 55 | 5,443,467 | 0.73 | 98,972 | 619 | 88.29 |
| Oregon | 17 | 2,339,110 | 0.31 | 137,595 | 627 | 87.55 |
| Rhode Island | 48 | 7,557,734 | 1.01 | 157,453 | 643 | 82.04 |
| South Carolina | 78 | 9,439,524 | 1.26 | 121,020 | 631 | 90.01 |
| South Dakota | 1 | 105,311 | 0.01 | 105,311 | 654 | 90.00 |
| Tennessee | 117 | 10,557,791 | 1.41 | 90,238 | 628 | 89.45 |
| Texas | 5 | 413,333 | 0.06 | 82,667 | 669 | 78.93 |
| Utah | 27 | 3,834,519 | 0.51 | 142,019 | 641 | 85.04 |
| Virginia | 272 | 43,206,111 | 5.78 | 158,846 | 616 | 86.96 |
| Vermont | 18 | 2,506,870 | 0.34 | 139,271 | 637 | 80.07 |
| Washington | 76 | 11,531,852 | 1.54 | 151,735 | 635 | 84.20 |
| Wisconsin | 93 | 11,869,810 | 1.59 | 127,632 | 614 | 88.86 |
| West Virginia | 13 | 894,032 | 0.12 | 68,772 | 607 | 79.35 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Wyoming | 3 | 309,670 | 0.04 | 103,223 | 625 | 84.00 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Purpose of the Aggregate Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 1,647 | $237,423,334 | 31.76% | $144,155 | 651 | 88.19% |
| Rate/Term refinance | 70 | 9,290,250 | 1.24 | 132,718 | 621 | 81.41 |
| Equity refinance | 3,318 | 500,833,313 | 67.00 | 150,944 | 613 | 83.03 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Documentation Types of the Aggregate Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 4,847 | $717,816,842 | 96.02% | $148,095 | 625 | 85.17% |
| Reduced Documentation | 188 | 29,730,055 | 3.98 | 158,139 | 626 | 71.99 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Occupancy Type of the Aggregate Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 4,799 | $711,047,783 | 95.12% | $148,166 | 622 | 84.59% |
| Second/Vacation | 53 | 8,751,775 | 1.17 | 165,128 | 670 | 88.71 |
| Non Owner Occupied | 183 | 27,747,339 | 3.71 | 151,625 | 675 | 84.84 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio..

### Mortgaged Property Types of the Aggregate Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single Family (detached) | 3,782 | $533,019,533 | 71.30% | $140,936 | 622 | 84.61% |
| Townhouse/rowhouse | 82 | 12,446,788 | 1.67 | 151,790 | 609 | 84.21 |
| Condo under 5 stories | 173 | 25,861,992 | 3.46 | 149,491 | 626 | 83.59 |
| Detached PUD | 433 | 74,081,778 | 9.91 | 171,090 | 633 | 86.46 |
| Attached PUD | 345 | 57,811,192 | 7.73 | 167,569 | 630 | 86.87 |
| Two-to-four family units | 220 | 44,325,614 | 5.93 | 201,480 | 640 | 79.88 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Credit Grades of the Aggregate Loans

| Aggregate Credit Grade | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| AX | 4,429 | $ 665,175,819 | 88.98% | $150,186 | 631 | 85.31% |
| AM | 495 | 68,805,303 | 9.20 | 139,001 | 579 | 81.71 |
| B | 102 | 12,855,128 | 1.72 | 126,031 | 556 | 66.63 |
| C | 9 | 710,648 | 0.10 | 78,961 | 621 | 76.37 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Prepayment Penalty Terms of the Aggregate Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,854 | $272,108,805 | 36.40% | $146,769 | 626 | 84.97% |
| 12 Months | 354 | 61,772,983 | 8.26 | 174,500 | 635 | 82.72 |
| 24 Months | 1,448 | 233,582,881 | 31.25 | 161,314 | 621 | 85.63 |
| 36 Months | 1,369 | 178,959,889 | 23.94 | 130,723 | 624 | 83.50 |
| Other | 10 | 1,122,339 | 0.15 | 112,234 | 640 | 91.62 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

"Other" means not 0, 12, 24 or 36 months and not more than 36 months.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Interest Only Terms of the Aggregate Loans

| Interest Only Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 4,466 | $618,859,553 | 82.79% | $138,571 | 620 | 85.17% |
| 12 Months | 2 | 520,150 | 0.07 | 260,075 | 675 | 77.71 |
| 24 Months | 400 | 88,009,206 | 11.77 | 220,023 | 645 | 81.86 |
| 36 Months | 164 | 39,267,487 | 5.25 | 239,436 | 650 | 82.69 |
| 60 Months | 3 | 890,500 | 0.12 | 296,833 | 611 | 85.51 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

## Note Margins of the Aggregate Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 2.500 - 2.999 | 2 | 602,874 | 0.08 | 301,437 | 615 | 79.01 |
| 3.000 - 3.499 | 27 | 6,150,504 | 0.82 | 227,796 | 653 | 77.90 |
| 3.500 - 3.999 | 178 | 39,168,691 | 5.24 | 220,049 | 651 | 80.16 |
| 4.000 - 4.499 | 474 | 99,876,361 | 13.36 | 210,710 | 640 | 80.77 |
| 4.500 - 4.999 | 711 | 139,436,823 | 18.65 | 196,114 | 631 | 83.57 |
| 5.000 - 5.499 | 637 | 115,339,205 | 15.43 | 181,066 | 616 | 85.89 |
| 5.500 - 5.999 | 475 | 81,263,001 | 10.87 | 171,080 | 607 | 89.47 |
| 6.000 - 6.499 | 307 | 49,132,836 | 6.57 | 160,042 | 603 | 89.63 |
| 6.500 - 6.999 | 129 | 19,464,170 | 2.60 | 150,885 | 597 | 92.66 |
| 7.000 - 7.499 | 33 | 4,552,316 | 0.61 | 137,949 | 605 | 94.56 |
| 7.500 - 7.999 | 14 | 1,623,216 | 0.22 | 115,944 | 592 | 92.89 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Note Margin of the Aggregate Loans will be approximately 5.028% per annum.

## Maximum Mortgage Rates of the Aggregate Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 10.000 - 10.999 | 7 | 1,540,187 | 0.21 | 220,027 | 622 | 81.39 |
| 11.000 - 11.999 | 452 | 101,121,708 | 13.53 | 223,721 | 647 | 80.28 |
| 12.000 - 12.999 | 1,342 | 258,088,061 | 34.52 | 192,316 | 628 | 83.36 |
| 13.000 - 13.999 | 947 | 162,113,143 | 21.69 | 171,186 | 608 | 89.06 |
| 14.000 - 14.999 | 221 | 31,355,670 | 4.19 | 141,881 | 598 | 93.15 |
| 15.000 - 15.999 | 18 | 2,391,228 | 0.32 | 132,846 | 594 | 98.50 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Maximum Mortgage Rate of the Aggregate Loans will be approximately 12.7570%.

## Minimum Mortgage Rates of the Aggregate Loans

| Minimum Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 3.000 - 3.999 | 4 | 1,015,833 | 0.14 | 253,958 | 660 | 83.88 |
| 4.000 - 4.999 | 36 | 7,284,206 | 0.97 | 202,339 | 641 | 82.15 |
| 5.000 - 5.999 | 451 | 100,401,448 | 13.43 | 222,620 | 646 | 80.27 |
| 6.000 - 6.999 | 1,312 | 252,347,468 | 33.76 | 192,338 | 628 | 83.38 |
| 7.000 - 7.999 | 946 | 161,913,143 | 21.66 | 171,156 | 608 | 89.07 |
| 8.000 - 8.999 | 220 | 31,256,670 | 4.18 | 142,076 | 598 | 93.16 |
| 9.000 - 9.999 | 18 | 2,391,228 | 0.32 | 132,846 | 594 | 98.5 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Minimum Mortgage Rate of the Aggregate Loans will be approximately 6.73%.





## Next Interest Rate Adjustment Date of the Aggregate Loans

| Next Interest Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| May 2006 | 1 | 114,350 | 0.02 | 114,350 | 678 | 80.00 |
| June 2006 | 7 | 1,471,602 | 0.20 | 210,229 | 625 | 80.13 |
| July 2006 | 10 | 2,841,338 | 0.38 | 284,134 | 646 | 84.41 |
| August 2006 | 8 | 1,258,273 | 0.17 | 157,284 | 609 | 84.06 |
| September 2006 | 547 | 100,972,858 | 13.51 | 184,594 | 628 | 84.53 |
| October 2006 | 325 | 59,074,103 | 7.90 | 181,766 | 631 | 86.82 |
| November 2006 | 462 | 80,739,573 | 10.8 | 174,761 | 620 | 84.40 |
| December 2006 | 497 | 95,308,689 | 12.75 | 191,768 | 619 | 84.75 |
| January 2007 | 306 | 56,100,070 | 7.50 | 183,334 | 615 | 84.84 |
| June 2007 | 2 | 390,813 | 0.05 | 195,406 | 723 | 78.06 |
| September 2007 | 47 | 8,437,038 | 1.13 | 179,511 | 629 | 86.00 |
| October 2007 | 105 | 19,886,163 | 2.66 | 189,392 | 636 | 87.48 |
| November 2007 | 241 | 44,298,306 | 5.93 | 183,810 | 629 | 85.11 |
| December 2007 | 301 | 59,300,051 | 7.93 | 197,010 | 621 | 85.37 |
| January 2008 | 128 | 26,416,772 | 5.53 | 206,381 | 624 | 84.68 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average months to the next rate adjustment date will be approximately 24.

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED FEBRUARY 23, 2005
PART I OF II

---

# $783,200,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EMX1

## RASC SERIES 2005-EMX1 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 23, 2005

---

# GMAC RFC Securities

**Any transactions in the certificates will be effected through Residential Funding Securities Corporation.**

# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.





# RASC Series 2005-EMX1 Trust
## Home Equity Mortgage Asset-Backed Pass-Through Certificates

### $783,200,000 (Approximate)
*Subject to Revision*

**Certificates**

| Class | Approximate Size[1] | Interest Type | Principal Type | Expected WAL (yrs)[2] Call/Mat | Expected Principal Window (months)[2] Call/Mat | Final Scheduled Distribution Date[3] | Expected rating (Moody's/S&P) |
|---|---|---|---|---|---|---|---|
| A-I-1[4] | 187,639,000 | Floating | SEQ | 1.00 / 1.00 | 1-23 / 1-23 | Sept-2025 | Aaa/AAA |
| A-I-2 [4] | 107,407,000 | Floating | SEQ | 3.00 / 3.01 | 23-75 / 23-80 | April-2033 | Aaa/AAA |
| A-I-3 [4] | 21,613,000 | Floating | SEQ | 6.23 / 9.66 | 75-75 / 80-176 | Mar-2035 | Aaa/AAA |
| A-II-1[4] | 253,232,000 | Floating | PT | 1.90 / 2.00 | 1-75 / 1-143 | Mar-2035 | Aaa/AAA |
| A-II-2 [4] | 63,309,000 | Floating | PT | 1.90 / 2.00 | 1-75 / 1-143 | Mar-2035 | Aaa/AAA |
| M-1 [4][5] | 59,200,000 | Floating | MEZ | 4.72 / 5.20 | 45-75 / 45-150 | Mar-2035 | Aa2/AA |
| M-2 [4][5] | 45,200,000 | Floating | MEZ | 4.46 / 4.91 | 41-75 / 41-137 | Mar-2035 | A2/A |
| M-3 [4][5] | 13,200,000 | Floating | MEZ | 4.38 / 4.79 | 40-75 / 40-123 | Mar-2035 | A3/A- |
| M-4 [4][5] | 10,800,000 | Floating | MEZ | 4.36 / 4.74 | 39-75 / 39-117 | Mar-2035 | Baa1/BBB+ |
| M-5 [4][5] | 10,800,000 | Floating | MEZ | 4.34 / 4.68 | 39-75 / 39-112 | Mar-2035 | Baa2/BBB |
| M-6 [4][5] | 10,800,000 | Floating | MEZ | 4.32 / 4.62 | 38-75 / 38-105 | Mar-2035 | Baa3/BBB- |
| B[4][5][6] | 9,600,000 | Floating | | | *Not Offered* | | Ba1/BB+ |
| **Total** | **$792,800,000** | | | | | | |

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the applicable Net Wac Cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6)
Not offered hereby, but will be offered via a Private Placement Memorandum.





# Transaction Overview

| | |
|---|---|
| **Certificates:** | The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates").<br><br>The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates".<br><br>The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").<br><br>The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will be offered by a Private Placement Memorandum. |
| **Depositor:** | Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation |
| **Seller and Master Servicer:** | Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC") |
| **Sub-Servicer:** | Primary servicing will be provided by Mortgage Lenders Network USA, Inc. |
| **Trustee:** | US Bank National Association |
| **Joint Lead Underwriters:** | Residential Funding Securities Corporation and Banc of America Securities LLC |
| **Co-Manager:** | Citigroup Global Markets Inc. |
| **Cut-off Date:** | February 1, 2005 |
| **Closing Date:** | On or about March 4, 2005 |
| **Distribution Dates:** | The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in March 2005. The initial Distribution Date will be March 25, 2005. |
| **Form of Certificates:** | The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds. |
| **Minimum Denominations:** | The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class B Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof. |
| **Tax Status:** | The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes. |

# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

**ERISA Eligibility:** The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

**SMMEA Eligibility:** None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Optional Termination Date:** If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust.

**Expense Fee Rate:** With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

**Mortgage Loans:** The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable rate subprime home equity Mortgage Loans secured by first and second liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first and second liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately [24.8]% and [21.8]% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years. On the Closing Date, Loan Group I and Loan Group II will each have an aggregate principal balance of approximately $400,000,000.

**Prepayment Assumption:** Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

**Net Mortgage Rate:** With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

**Maximum Net Mortgage Rate:** With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to any fixed rate Mortgage Loan, the Net Mortgage Rate.

**Group I Net WAC Cap Rate:** The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

**Group I Basis Risk Shortfall:** With respect to the Class A-I Certificates and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group I Net WAC Cap Rate; plus any unpaid Group I Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

**Group II Net WAC Cap Rate:** The pass-through rate on the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period; as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

**Group II Basis Risk Shortfall:** With respect to the Class A-II Certificates and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group II Net WAC Cap Rate; plus any unpaid Group II Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.





**Subordinate Net WAC Cap Rate:** With respect to any distribution date and the Class M and Class B Certificates, a per annum rate equal to the weighted average of (i) the Group I Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-I Certificates, if any, and (ii) Group II Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-II Certificates, if any, weighted on the basis of the related Subordinate Component, as adjusted to account for payments required to be made under the yield maintenance agreement for the Class M and Class B Certificates, if any.

**Subordinate Basis Risk Shortfall:** With respect to any class of Class M and Class B Certificates and any Distribution Date an amount equal to the excess of (i) Accrued Certificate Interest for that class calculated at a rate equal the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component, over (ii) Accrued Certificate Interest calculated using the Subordinate Net WAC Cap Rate; plus any unpaid Subordinate Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow or yield maintenance agreement, at a rate equal to the lesser of (a) One- Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Subordinate Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

**Subordinate Component:** With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

**Relief Act Shortfalls:** With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.

**Interest Accrual Period:** From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

| | |
|---|---|
| **Eligible Master Servicing Compensation:** | With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date. |
| **Coupon Step Up:** | If the holders of the call rights does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following such first possible Optional Termination Date. |
| **Origination and Servicing:** | Mortgage Lenders Network USA, Inc. originated all of the mortgage loans. Mortgage Lenders Network USA, Inc. originates loans through a nationwide network of retail production branches, independent mortgage brokers approved by Mortgage Lenders Network USA, Inc. and also through its correspondent lending division. The executive offices of Mortgage Lenders Network USA, Inc. are located in Middletown, Connecticut.<br><br>Residential Funding acquired all of the mortgage loans from Emax Financial Group, LLC. Emax Financial Group, LLC, is a mortgage banking company engaged in the mortgage banking business, which consists of acquisition and sale of residential mortgage loans secured primarily by one- to four-unit family residences, and the purchase and sale of mortgage servicing rights.<br><br>Primary servicing will be provided by Mortgage Lenders Network USA, Inc. Mortgage Lenders Network USA, Inc. is an approved Fannie Mae and Freddie Mac servicer. |



# RASC SERIES 2005-EMX1 TRUST (Part I of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

**Credit Enhancement:**

**A. Excess Cash Flow**

**B. Overcollateralization ("OC")**

**C. Subordination**

**Expected Credit Support Percentage:**

| Class | Expected rating (Moody's/S&P) | Initial Credit Support | After Step-Down Support |
|---|---|---|---|
| Class A | Aaa/AAA | 20.85% | 47.30% |
| Class M-1 | Aa2/AA | 13.45% | 32.50% |
| Class M-2 | A2/A | 7.80% | 21.20% |
| Class M-3 | A3/A- | 6.15% | 17.90% |
| Class M-4 | Baa1/BBB+ | 4.80% | 15.20% |
| Class M-5 | Baa2/BBB | 3.45% | 12.50% |
| Class M-6 | Baa3/BBB- | 2.10% | 9.80% |
| Class B | Ba1/BB+ | 0.90% | 7.40% |

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes initial Overcollateralization.

**Subordination Percentage:**

| Class | Expected rating (Moody's/S&P) | Subordination % |
|---|---|---|
| Class A | Aaa/AAA | 52.70% |
| Class M-1 | Aa2/AA | 67.50% |
| Class M-2 | A2/A | 78.80% |
| Class M-3 | A3/A- | 82.10% |
| Class M-4 | Baa1/BBB+ | 84.80% |
| Class M-5 | Baa2/BBB | 87.50% |
| Class M-6 | Baa3/BBB- | 90.20% |
| Class B | Ba1/BB+ | 92.60% |

**Overcollateralization Amount:** The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.





**Overcollateralization Target Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 3.70% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 7.40% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Overcollateralization Floor:** 0.50% of the aggregate initial principal balance of the Mortgage Loans.

**Stepdown Date:** The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in March 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

**Specified Enhancement Percentage:** The Specified Enhancement Percentage is 47.30%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

**Excess Cash Flow:** For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.





**Trigger Event:**

**(subject to change)**

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.25] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in March 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

| Distribution Date | Required Loss Percentage |
|---|---|
| Month 37 to Month 48 | [3.50]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 49 to Month 60 | [5.25]% with respect to month 49, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 61 to Month 72 | [7.00]% with respect to month 61, plus an additional 1/12th of [0.75]% for each month thereafter |
| Month 73 and thereafter | [7.75] |

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I and Class A-II Certificates, the Group I and Group II Principal Distribution Amount respectively, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

**Class A Principal Distributions:**

The Group I Principal Distribution Amount will be distributed sequentially as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero.

(iv) Any remaining amount to the Class A-II Certificates, pro rata.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates, pro rata; provided, however, that if a Class A-II Sequential Trigger Event (as defined below) is in effect, the Class A-II-1 and Class A-II-2 Certificates pay sequentially;

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

**Excess Cash Flow Distributions:**

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Basis Risk Shortfall, Group II Basis Risk Shortfall and any Subordinate Basis Risk Shortfall to the extent unpaid from the related yield maintenance agreement, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Basis Risk Shortfall allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

**Principal Remittance Amount:** For any Distribution Date, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Distribution Amount:** For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the Overcollateralization Target Amount minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

**Class A Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the Overcollateralization Floor.

**Group I and Group II Principal Distribution Amount:** On any Distribution Date and for the related Loan Group, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount for the related Loan Group for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

**Class A-II Sequential Trigger Event:** On any Distribution Date prior to the Distribution Date occurring in [March 2008], cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed [3.50]%, or on or after the Distribution Date occurring in [March 2008], a Trigger Event is in effect.

**Class M-1 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-2 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-3 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-4 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class M-5 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining *Principal Distribution Amount for that Distribution Date after distribution of the* Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after *giving effect to distributions to be made on* that Distribution Date Loans minus the Overcollateralization Floor.

**Class M-6 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Class B Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that

Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the Overcollateralization Floor.

**Allocation of Losses:**

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero;

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, to the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

**Prospectus:**

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.





# Yield Maintenance Agreements

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Offered Certificates and the Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the related Class A Certificates; and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in [April] 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in May 2007 for the Class A-I Certificates, April 2008 for the Class A-II Certificates and September 2007 for the Class M and Class B Certificates.

| | Class A-I Certificates | | | Subordinate Certificates | | |
|---|---|---|---|---|---|---|
| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
| 3/25/2005 | 316,659,000 | N/A | N/A | 159,600,000 | N/A | N/A |
| 4/25/2005 | 312,051,318 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 5/25/2005 | 307,913,855 | 6.26 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 6/25/2005 | 302,904,124 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 7/25/2005 | 297,030,501 | 6.25 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 8/25/2005 | 290,307,030 | 6.05 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 9/25/2005 | 282,753,541 | 6.04 | 7.82 | 159,600,000 | 5.31 | 7.32 |
| 10/25/2005 | 274,395,698 | 6.25 | 7.82 | 159,600,000 | 5.52 | 7.32 |
| 11/25/2005 | 265,322,311 | 6.04 | 7.82 | 159,600,000 | 5.32 | 7.32 |
| 12/25/2005 | 255,755,280 | 6.25 | 7.81 | 159,600,000 | 5.53 | 7.32 |
| 1/25/2006 | 246,233,429 | 6.04 | 7.81 | 159,600,000 | 5.32 | 7.32 |
| 2/25/2006 | 236,977,953 | 6.04 | 7.81 | 159,600,000 | 5.32 | 7.32 |
| 3/25/2006 | 227,981,304 | 6.70 | 7.80 | 159,600,000 | 5.99 | 7.32 |
| 4/25/2006 | 219,236,151 | 6.03 | 7.80 | 159,600,000 | 5.32 | 7.32 |
| 5/25/2006 | 210,735,372 | 6.24 | 7.80 | 159,600,000 | 5.53 | 7.32 |
| 6/25/2006 | 202,472,045 | 6.03 | 7.79 | 159,600,000 | 5.33 | 7.32 |
| 7/25/2006 | 194,439,450 | 6.24 | 7.79 | 159,600,000 | 5.54 | 7.32 |
| 8/25/2006 | 186,631,054 | 6.03 | 7.78 | 159,600,000 | 5.33 | 7.32 |
| 9/25/2006 | 179,040,514 | 6.02 | 7.78 | 159,600,000 | 5.33 | 7.32 |
| 10/25/2006 | 171,663,319 | 6.23 | 7.78 | 159,600,000 | 5.54 | 7.32 |
| 11/25/2006 | 161,135,067 | 6.02 | 7.77 | 159,600,000 | 5.51 | 7.32 |
| 12/25/2006 | 149,662,811 | 7.65 | 7.77 | 159,600,000 | 7.10 | 7.32 |
| 1/25/2007 | 138,792,823 | 7.39 | 7.77 | 159,600,000 | 6.84 | 7.32 |
| 2/25/2007 | 128,479,049 | 7.39 | 7.77 | 159,600,000 | 6.83 | 7.32 |
| 3/25/2007 | 0 | NA | NA | 159,600,000 | 7.66 | 7.32 |
| 4/25/2007 | 111,346,341 | 7.38 | 7.77 | 159,600,000 | 6.83 | 7.32 |
| 5/25/2007 | 105,126,200 | 7.63 | 7.76 | 159,600,000 | 7.14 | 7.32 |
| 6/25/2007 | 0 | NA | NA | 159,600,000 | 7.30 | 7.32 |
| 7/25/2007 | 0 | NA | NA | 0 | NA | NA |
| 8/25/2007 | 0 | NA | NA | 159,600,000 | 7.29 | 7.32 |
| 9/25/2007 | 0 | NA | NA | 159,600,000 | 7.29 | 7.32 |





## Class A-II Yield Maintenance Agreement

| Class A-II Certificates | | | |
|---|---|---|---|
| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
| 3/25/2005 | 316,541,000 | N/A | N/A |
| 4/25/2005 | 311,238,281 | 6.04 | 9.29 |
| 5/25/2005 | 306,599,336 | 6.25 | 9.29 |
| 6/25/2005 | 301,081,385 | 6.05 | 9.29 |
| 7/25/2005 | 294,695,738 | 6.25 | 9.29 |
| 8/25/2005 | 287,459,598 | 6.05 | 9.29 |
| 9/25/2005 | 279,396,130 | 6.05 | 9.29 |
| 10/25/2005 | 270,534,475 | 6.26 | 9.29 |
| 11/25/2005 | 261,066,351 | 6.05 | 9.29 |
| 12/25/2005 | 251,174,108 | 6.26 | 9.29 |
| 1/25/2006 | 241,564,273 | 6.05 | 9.29 |
| 2/25/2006 | 232,228,394 | 6.05 | 9.29 |
| 3/25/2006 | 223,158,590 | 6.72 | 9.29 |
| 4/25/2006 | 214,347,207 | 6.06 | 9.29 |
| 5/25/2006 | 205,786,811 | 6.27 | 9.29 |
| 6/25/2006 | 197,470,184 | 6.06 | 9.29 |
| 7/25/2006 | 189,390,316 | 6.27 | 9.29 |
| 8/25/2006 | 181,540,400 | 6.06 | 9.29 |
| 9/25/2006 | 173,913,823 | 6.06 | 9.29 |
| 10/25/2006 | 165,640,598 | 6.28 | 9.29 |
| 11/25/2006 | 153,183,013 | 6.42 | 9.29 |
| 12/25/2006 | 141,372,266 | 7.97 | 9.29 |
| 1/25/2007 | 130,221,745 | 7.7 | 9.29 |
| 2/25/2007 | 119,659,976 | 7.69 | 9.29 |
| 3/25/2007 | 110,156,208 | 8.53 | 9.29 |
| 4/25/2007 | 103,726,721 | 7.69 | 9.29 |
| 5/25/2007 | 97,508,242 | 8.06 | 9.29 |
| 6/25/2007 | 91,498,056 | 8.2 | 9.29 |
| 7/25/2007 | 85,692,117 | 8.48 | 9.29 |
| 8/25/2007 | 80,077,984 | 8.2 | 9.29 |
| 9/25/2007 | 74,649,127 | 8.19 | 9.29 |
| 10/25/2007 | 69,399,243 | 8.47 | 9.29 |
| 11/25/2007 | 64,322,246 | 8.3 | 9.29 |
| 12/25/2007 | 0 | NA | NA |
| 1/25/2008 | 54,672,512 | 9.27 | 9.29 |
| 2/25/2008 | 50,085,441 | 9.26 | 9.29 |
| 3/25/2008 | 0 | NA | NA |
| 4/25/2008 | 45,648,076 | 9.24 | 9.29 |
| 5/25/2008 | 0 | 0 | 0 |





# Net WAC Cap Schedule

**Class A-I Certificates**

| Month | (%)1 | (%)2 | Month | (%)1 | (%)2 |
|---|---|---|---|---|---|
| 3/25/2005 | N/A | N/A | 5/25/2008 | 7.35 | 9.27 |
| 4/25/2005 | 6.22 | 8.00 | 6/25/2008 | 7.11 | 9.37 |
| 5/25/2005 | 6.43 | 8.00 | 7/25/2008 | 7.35 | 9.86 |
| 6/25/2005 | 6.22 | 8.00 | 8/25/2008 | 7.11 | 9.53 |
| 7/25/2005 | 6.43 | 8.00 | 9/25/2008 | 7.11 | 9.52 |
| 8/25/2005 | 6.23 | 8.00 | 10/25/2008 | 7.35 | 9.82 |
| 9/25/2005 | 6.23 | 8.00 | 11/25/2008 | 7.11 | 9.49 |
| 10/25/2005 | 6.43 | 8.00 | 12/25/2008 | 7.35 | 9.80 |
| 11/25/2005 | 6.23 | 8.00 | 1/25/2009 | 7.11 | 9.64 |
| 12/25/2005 | 6.44 | 8.00 | 2/25/2009 | 7.11 | 9.63 |
| 1/25/2006 | 6.23 | 8.00 | 3/25/2009 | 7.87 | 10.65 |
| 2/25/2006 | 6.23 | 8.00 | 4/25/2009 | 7.11 | 9.60 |
| 3/25/2006 | 6.90 | 8.00 | 5/25/2009 | 7.34 | 9.91 |
| 4/25/2006 | 6.23 | 8.00 | 6/25/2009 | 7.11 | 9.57 |
| 5/25/2006 | 6.44 | 8.00 | 7/25/2009 | 7.34 | 10.05 |
| 6/25/2006 | 6.24 | 8.00 | 8/25/2009 | 7.11 | 9.71 |
| 7/25/2006 | 6.45 | 8.00 | 9/25/2009 | 7.11 | 9.70 |
| 8/25/2006 | 6.24 | 8.00 | 10/25/2009 | 7.34 | 10.01 |
| 9/25/2006 | 6.24 | 8.00 | 11/25/2009 | 7.11 | 9.67 |
| 10/25/2006 | 6.45 | 8.00 | 12/25/2009 | 7.34 | 9.98 |
| 11/25/2006 | 6.25 | 8.00 | 1/25/2010 | 7.10 | 9.64 |
| 12/25/2006 | 7.08 | 8.00 | 2/25/2010 | 7.10 | 9.62 |
| 1/25/2007 | 6.86 | 8.00 | 3/25/2010 | 7.87 | 10.64 |
| 2/25/2007 | 6.86 | 8.00 | 4/25/2010 | 7.10 | 9.59 |
| 3/25/2007 | 7.60 | 8.43 | 5/25/2010 | 7.34 | 9.90 |
| 4/25/2007 | 6.87 | 8.00 | 6/25/2010 | 7.10 | 9.56 |
| 5/25/2007 | 7.10 | 8.00 | 7/25/2010 | 7.34 | 9.87 |
| 6/25/2007 | 6.87 | 8.05 | 8/25/2010 | 7.10 | 9.53 |
| 7/25/2007 | 7.10 | 8.31 | 9/25/2010 | 7.10 | 9.52 |
| 8/25/2007 | 6.87 | 8.04 | 10/25/2010 | 7.34 | 9.82 |
| 9/25/2007 | 6.87 | 8.04 | 11/25/2010 | 7.10 | 9.49 |
| 10/25/2007 | 7.10 | 8.30 | 12/25/2010 | 7.34 | 9.79 |
| 11/25/2007 | 6.87 | 8.03 | 1/25/2011 | 7.10 | 9.46 |
| 12/25/2007 | 7.10 | 8.73 | 2/25/2011 | 7.10 | 9.44 |
| 1/25/2008 | 7.11 | 9.00 | 3/25/2011 | 7.86 | 10.44 |
| 2/25/2008 | 7.11 | 9.00 | 4/25/2011 | 7.10 | 9.41 |
| 3/25/2008 | 7.60 | 9.61 | 5/25/2011 | 7.34 | 9.71 |
| 4/25/2008 | 7.11 | 8.98 | 6/25/2011 | 0 | 0 |

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 3.03125% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

Class A-II Certificates

| Month | (%)1 | (%)2 | Month | (%)1 | (%)2 |
|---|---|---|---|---|---|
| 3/25/2005 | N/A | N/A | 5/25/2008 | 7.50 | 9.87 |
| 4/25/2005 | 6.25 | 9.50 | 6/25/2008 | 7.26 | 10.13 |
| 5/25/2005 | 6.46 | 9.50 | 7/25/2008 | 7.50 | 10.45 |
| 6/25/2005 | 6.26 | 9.50 | 8/25/2008 | 7.26 | 10.10 |
| 7/25/2005 | 6.46 | 9.50 | 9/25/2008 | 7.26 | 10.09 |
| 8/25/2005 | 6.26 | 9.50 | 10/25/2008 | 7.50 | 10.42 |
| 9/25/2005 | 6.26 | 9.50 | 11/25/2008 | 7.26 | 10.07 |
| 10/25/2005 | 6.47 | 9.50 | 12/25/2008 | 7.50 | 10.59 |
| 11/25/2005 | 6.26 | 9.50 | 1/25/2009 | 7.26 | 10.23 |
| 12/25/2005 | 6.47 | 9.50 | 2/25/2009 | 7.26 | 10.22 |
| 1/25/2006 | 6.26 | 9.50 | 3/25/2009 | 8.04 | 11.30 |
| 2/25/2006 | 6.26 | 9.50 | 4/25/2009 | 7.26 | 10.20 |
| 3/25/2006 | 6.93 | 9.50 | 5/25/2009 | 7.50 | 10.53 |
| 4/25/2006 | 6.27 | 9.50 | 6/25/2009 | 7.26 | 10.35 |
| 5/25/2006 | 6.48 | 9.50 | 7/25/2009 | 7.50 | 10.69 |
| 6/25/2006 | 6.27 | 9.50 | 8/25/2009 | 7.26 | 10.33 |
| 7/25/2006 | 6.48 | 9.50 | 9/25/2009 | 7.26 | 10.31 |
| 8/25/2006 | 6.27 | 9.50 | 10/25/2009 | 7.50 | 10.64 |
| 9/25/2006 | 6.27 | 9.50 | 11/25/2009 | 7.26 | 10.29 |
| 10/25/2006 | 6.49 | 9.50 | 12/25/2009 | 7.50 | 10.62 |
| 11/25/2006 | 6.44 | 9.50 | 1/25/2010 | 7.26 | 10.26 |
| 12/25/2006 | 7.23 | 9.50 | 2/25/2010 | 7.26 | 10.25 |
| 1/25/2007 | 7.00 | 9.50 | 3/25/2010 | 8.04 | 11.33 |
| 2/25/2007 | 7.00 | 9.50 | 4/25/2010 | 7.26 | 10.22 |
| 3/25/2007 | 7.76 | 9.50 | 5/25/2010 | 7.50 | 10.55 |
| 4/25/2007 | 7.01 | 9.50 | 6/25/2010 | 7.26 | 10.19 |
| 5/25/2007 | 7.24 | 9.50 | 7/25/2010 | 7.50 | 10.52 |
| 6/25/2007 | 7.01 | 9.50 | 8/25/2010 | 7.26 | 10.17 |
| 7/25/2007 | 7.24 | 9.50 | 9/25/2010 | 7.26 | 10.15 |
| 8/25/2007 | 7.01 | 9.50 | 10/25/2010 | 7.50 | 10.48 |
| 9/25/2007 | 7.01 | 9.50 | 11/25/2010 | 7.26 | 10.13 |
| 10/25/2007 | 7.24 | 9.50 | 12/25/2010 | 7.50 | 10.45 |
| 11/25/2007 | 7.01 | 9.50 | 1/25/2011 | 7.26 | 10.10 |
| 12/25/2007 | 7.50 | 9.80 | 2/25/2011 | 7.26 | 10.09 |
| 1/25/2008 | 7.26 | 9.50 | 3/25/2011 | 8.03 | 11.15 |
| 2/25/2008 | 7.26 | 9.50 | 4/25/2011 | 7.26 | 10.06 |
| 3/25/2008 | 7.76 | 10.11 | 5/25/2011 | 7.50 | 10.38 |
| 4/25/2008 | 7.26 | 9.50 | 6/25/2011 | 0 | 0 |

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 3.03125% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.





# Net WAC Cap Schedule

**Subordinate Certificates**

| Month | (%)1 | (%)2 | Month | (%)1 | (%)2 |
|---|---|---|---|---|---|
| 3/25/2005 | N/A | N/A | 5/25/2008 | 7.43 | 9.57 |
| 4/25/2005 | 6.24 | 8.25 | 6/25/2008 | 7.19 | 9.75 |
| 5/25/2005 | 6.45 | 8.25 | 7/25/2008 | 7.43 | 10.16 |
| 6/25/2005 | 6.24 | 8.25 | 8/25/2008 | 7.19 | 9.82 |
| 7/25/2005 | 6.45 | 8.25 | 9/25/2008 | 7.19 | 9.81 |
| 8/25/2005 | 6.24 | 8.25 | 10/25/2008 | 7.43 | 10.12 |
| 9/25/2005 | 6.24 | 8.25 | 11/25/2008 | 7.19 | 9.78 |
| 10/25/2005 | 6.45 | 8.25 | 12/25/2008 | 7.43 | 10.19 |
| 11/25/2005 | 6.24 | 8.25 | 1/25/2009 | 7.19 | 9.94 |
| 12/25/2005 | 6.45 | 8.25 | 2/25/2009 | 7.19 | 9.93 |
| 1/25/2006 | 6.25 | 8.25 | 3/25/2009 | 7.96 | 10.98 |
| 2/25/2006 | 6.25 | 8.25 | 4/25/2009 | 7.19 | 9.90 |
| 3/25/2006 | 6.92 | 8.25 | 5/25/2009 | 7.42 | 10.22 |
| 4/25/2006 | 6.25 | 8.25 | 6/25/2009 | 7.19 | 9.97 |
| 5/25/2006 | 6.46 | 8.25 | 7/25/2009 | 7.42 | 10.37 |
| 6/25/2006 | 6.25 | 8.25 | 8/25/2009 | 7.18 | 10.03 |
| 7/25/2006 | 6.46 | 8.25 | 9/25/2009 | 7.18 | 10.01 |
| 8/25/2006 | 6.26 | 8.25 | 10/25/2009 | 7.42 | 10.33 |
| 9/25/2006 | 6.26 | 8.25 | 11/25/2009 | 7.18 | 9.98 |
| 10/25/2006 | 6.47 | 8.25 | 12/25/2009 | 7.42 | 10.30 |
| 11/25/2006 | 6.35 | 8.25 | 1/25/2010 | 7.18 | 9.96 |
| 12/25/2006 | 7.16 | 8.25 | 2/25/2010 | 7.18 | 9.94 |
| 1/25/2007 | 6.93 | 8.25 | 3/25/2010 | 7.95 | 10.99 |
| 2/25/2007 | 6.93 | 8.25 | 4/25/2010 | 7.18 | 9.92 |
| 3/25/2007 | 7.68 | 8.58 | 5/25/2010 | 7.42 | 10.23 |
| 4/25/2007 | 6.94 | 8.25 | 6/25/2010 | 7.18 | 9.89 |
| 5/25/2007 | 7.17 | 8.25 | 7/25/2010 | 7.42 | 10.20 |
| 6/25/2007 | 6.94 | 8.25 | 8/25/2010 | 7.18 | 9.86 |
| 7/25/2007 | 7.17 | 8.50 | 9/25/2010 | 7.18 | 9.85 |
| 8/25/2007 | 6.94 | 8.25 | 10/25/2010 | 7.42 | 10.16 |
| 9/25/2007 | 6.94 | 8.25 | 11/25/2010 | 7.18 | 9.82 |
| 10/25/2007 | 7.17 | 8.49 | 12/25/2010 | 7.42 | 10.13 |
| 11/25/2007 | 6.94 | 8.27 | 1/25/2011 | 7.18 | 9.79 |
| 12/25/2007 | 7.30 | 9.27 | 2/25/2011 | 7.18 | 9.78 |
| 1/25/2008 | 7.19 | 9.24 | 3/25/2011 | 7.95 | 10.81 |
| 2/25/2008 | 7.19 | 9.23 | 4/25/2011 | 7.18 | 9.75 |
| 3/25/2008 | 7.68 | 9.86 | 5/25/2011 | 7.42 | 10.06 |
| 4/25/2008 | 7.19 | 9.21 | 6/25/2011 | 0 | 0 |

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 3.03125% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.





## Bond Summary (To Call)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 11.52 | 1.68 | 1.23 | 1.00 | 0.85 | 0.73 |
| Modified Duration (Years) | 9.57 | 1.64 | 1.21 | 0.99 | 0.84 | 0.73 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Principal Payment Window (Months) | 236 | 42 | 29 | 23 | 20 | 17 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 23.92 | 6.65 | 4.47 | 3.00 | 2.05 | 1.75 |
| Modified Duration (Years) | 17.37 | 5.99 | 4.17 | 2.86 | 1.99 | 1.71 |
| First Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Last Principal Payment Date | 4/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 11/25/2007 | 4/25/2007 |
| Principal Payment Window (Months) | 103 | 109 | 74 | 53 | 14 | 10 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.22 | 12.48 | 8.48 | 6.23 | 3.14 | 2.30 |
| Modified Duration (Years) | 19.13 | 10.44 | 7.50 | 5.69 | 3.00 | 2.23 |
| First Principal Payment Date | 4/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 11/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 7/25/2007 |
| Principal Payment Window (Months) | 2 | 1 | 1 | 1 | 26 | 4 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 17.02 | 3.89 | 2.66 | 1.9 | 1.33 | 1.13 |
| Modified Duration (Years) | 12.94 | 3.54 | 2.50 | 1.82 | 1.30 | 1.11 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 2/25/2008 | 6/25/2007 |
| Principal Payment Window (Months) | 339 | 150 | 102 | 75 | 36 | 28 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 17.02 | 3.89 | 2.66 | 1.9 | 1.33 | 1.13 |
| Modified Duration (Years) | 12.88 | 3.54 | 2.49 | 1.82 | 1.30 | 1.11 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 2/25/2008 | 6/25/2007 |
| Principal Payment Window (Months) | 339 | 150 | 102 | 75 | 36 | 28 |

## Bond Summary (To Call)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.60 | 4.72 | 4.79 | 3.76 |
| Modified Duration (Years) | 17.73 | 7.19 | 5.10 | 4.39 | 4.46 | 3.55 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 11/25/2008 | 8/25/2009 | 7/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 65 | 31 | 5 | 18 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.58 | 4.46 | 4.25 | 3.44 |
| Modified Duration (Years) | 17.21 | 7.10 | 5.04 | 4.13 | 3.96 | 3.25 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 7/25/2008 | 11/25/2008 | 3/25/2008 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 65 | 35 | 14 | 10 |

## Bond Summary (To Call)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-3** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.58 | 4.38 | 3.95 | 3.17 |
| Modified Duration (Years) | 17.02 | 7.07 | 5.02 | 4.04 | 3.69 | 3.00 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 6/25/2008 | 9/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 36 | 16 | 12 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.57 | 4.36 | 3.87 | 3.11 |
| Modified Duration (Years) | 16.25 | 6.93 | 4.94 | 3.98 | 3.58 | 2.92 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 8/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 37 | 17 | 13 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.57 | 4.34 | 3.81 | 3.05 |
| Modified Duration (Years) | 15.98 | 6.88 | 4.92 | 3.94 | 3.51 | 2.86 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 7/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 37 | 18 | 14 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 25.69 | 8.25 | 5.57 | 4.32 | 3.75 | 3.00 |
| Modified Duration (Years) | 14.70 | 6.64 | 4.79 | 3.85 | 3.41 | 2.78 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 4/25/2008 | 6/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 8/25/2017 | 8/25/2013 | 5/25/2011 | 12/25/2009 | 12/25/2008 |
| Principal Payment Window (Months) | 85 | 103 | 66 | 38 | 19 | 15 |

## Bond Summary (To Maturity)

| Prepayment Assumption | 0% HEP<br>0%PPC | 11.50% HEP<br>50% PPC | 17.25% HEP<br>75% PPC | 23% HEP<br>100% PPC | 28.75% HEP<br>125% PPC | 34.50% HEP<br>150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 11.52 | 1.68 | 1.23 | 1.00 | 0.85 | 0.73 |
| Modified Duration (Years) | 9.57 | 1.64 | 1.21 | 0.99 | 0.84 | 0.73 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Principal Payment Window (Months) | 236 | 42 | 29 | 23 | 20 | 17 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 23.92 | 6.65 | 4.47 | 3.01 | 2.05 | 1.75 |
| Modified Duration (Years) | 17.37 | 6.00 | 4.17 | 2.86 | 1.99 | 1.71 |
| First Principal Payment Date | 10/25/2024 | 8/25/2008 | 7/25/2007 | 1/25/2007 | 10/25/2006 | 7/25/2006 |
| Last Principal Payment Date | 4/25/2033 | 2/25/2018 | 1/25/2014 | 10/25/2011 | 11/25/2007 | 4/25/2007 |
| Principal Payment Window (Months) | 103 | 115 | 79 | 58 | 14 | 10 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.90 | 17.55 | 12.63 | 9.66 | 3.98 | 2.30 |
| Modified Duration (Years) | 19.43 | 13.57 | 10.44 | 8.33 | 3.67 | 2.23 |
| First Principal Payment Date | 4/25/2033 | 2/25/2018 | 1/25/2014 | 10/25/2011 | 11/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 10/25/2034 | 11/25/2029 | 10/25/2023 | 10/25/2019 | 9/25/2016 | 7/25/2007 |
| Principal Payment Window (Months) | 19 | 142 | 118 | 97 | 107 | 4 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 17.08 | 4.09 | 2.81 | 2.00 | 1.33 | 1.13 |
| Modified Duration (Years) | 12.97 | 3.68 | 2.61 | 1.90 | 1.30 | 1.11 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 11/25/2034 | 10/25/2027 | 4/25/2021 | 1/25/2017 | 2/25/2008 | 6/25/2007 |
| Principal Payment Window (Months) | 357 | 272 | 194 | 143 | 36 | 28 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 17.08 | 4.09 | 2.81 | 2.00 | 1.33 | 1.13 |
| Modified Duration (Years) | 12.90 | 3.67 | 2.61 | 1.90 | 1.30 | 1.11 |
| First Principal Payment Date | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 | 3/25/2005 |
| Last Principal Payment Date | 11/25/2034 | 10/25/2027 | 4/25/2021 | 1/25/2017 | 2/25/2008 | 6/25/2007 |
| Principal Payment Window (Months) | 357 | 272 | 194 | 143 | 36 | 28 |

## Bond Summary (To Maturity)

| Prepayment Assumption | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 25.84 | 9.04 | 6.21 | 5.20 | 6.30 | 5.24 |
| Modified Duration (Years) | 17.79 | 7.68 | 5.54 | 4.76 | 5.70 | 4.81 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 11/25/2008 | 8/25/2009 | 7/25/2007 |
| Last Principal Payment Date | 10/25/2034 | 5/25/2027 | 3/25/2021 | 8/25/2017 | 5/25/2015 | 6/25/2014 |
| Principal Payment Window (Months) | 102 | 220 | 156 | 106 | 70 | 84 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 25.84 | 8.99 | 6.16 | 4.91 | 4.59 | 3.73 |
| Modified Duration (Years) | 17.27 | 7.55 | 5.45 | 4.47 | 4.24 | 3.49 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 4/25/2008 | 7/25/2008 | 11/25/2008 | 3/25/2008 |
| Last Principal Payment Date | 9/25/2034 | 12/25/2025 | 11/25/2019 | 7/25/2016 | 1/25/2014 | 4/25/2012 |
| Principal Payment Window (Months) | 101 | 203 | 140 | 97 | 63 | 50 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 25.84 | 8.93 | 6.11 | 4.79 | 4.27 | 3.43 |
| Modified Duration (Years) | 17.07 | 7.48 | 5.39 | 4.36 | 3.95 | 3.22 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 6/25/2008 | 9/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 7/25/2034 | 2/25/2024 | 10/25/2018 | 5/25/2015 | 2/25/2013 | 7/25/2011 |
| Principal Payment Window (Months) | 99 | 181 | 128 | 84 | 54 | 43 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 25.83 | 8.88 | 6.08 | 4.74 | 4.17 | 3.35 |
| Modified Duration (Years) | 16.30 | 7.30 | 5.29 | 4.27 | 3.82 | 3.12 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 8/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 6/25/2034 | 5/25/2023 | 3/25/2018 | 11/25/2014 | 9/25/2012 | 3/25/2011 |
| Principal Payment Window (Months) | 98 | 172 | 121 | 79 | 50 | 40 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 25.83 | 8.83 | 6.03 | 4.68 | 4.08 | 3.27 |
| Modified Duration (Years) | 16.02 | 7.22 | 5.23 | 4.21 | 3.73 | 3.05 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 5/25/2008 | 7/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 6/25/2034 | 8/25/2022 | 8/25/2017 | 6/25/2014 | 5/25/2012 | 11/25/2010 |
| Principal Payment Window (Months) | 98 | 163 | 114 | 74 | 47 | 37 |

## Bond Summary (To Maturity)

| Prepayment Assumption | *0% HEP 0%PPC* | *11.50% HEP 50% PPC* | *17.25% HEP 75% PPC* | *23% HEP 100% PPC* | *28.75% HEP 125% PPC* | *34.50% HEP 150% PPC* |
|---|---|---|---|---|---|---|
| **Class M-6** | | | | | | |
| Average Life (Years) | 25.82 | 8.75 | 5.97 | 4.62 | 3.98 | 3.19 |
| Modified Duration (Years) | 14.74 | 6.91 | 5.05 | 4.06 | 3.59 | 2.93 |
| First Principal Payment Date | 5/25/2026 | 2/25/2009 | 3/25/2008 | 4/25/2008 | 6/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 4/25/2034 | 9/25/2021 | 12/25/2016 | 11/25/2013 | 11/25/2011 | 7/25/2010 |
| Principal Payment Window (Months) | 96 | 152 | 106 | 68 | 42 | 34 |

**Additional Information Regarding the Mortgage Loans**

The Seller will make the following representations and warranties with respect to the Group II Mortgage Loans.

1. With respect to any Group II Mortgage Loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.

2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").

3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.

4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit life insurance policies.

5. No Group II Mortgage Loan has a prepayment penalty term that extends beyond three years after the date of origination.

6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are that are referred to as "high cost" or "covered" loans or any other similar designation under applicable sate or local law in effect at the time of origination of such loan that expressly provides for assignee liability.

7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.

8. No Group II Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.

9. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $333,700. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in the States of Alaska or Hawaii did not exceed $500,550. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three-, or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $427,150, $516,300 or $641,650, respectively. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three-, or four-family property located in the States of Alaska or Hawaii did not exceed $640,725, $774,450 or $962,475, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Class A-II-1 and Class A-II-2 Certificates with respect to any Group II Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group II Mortgage Loan, the Seller will either (i) purchase such Mortgage Loan at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully reports its borrower credit files to each of the credit repositories in a timely manner.

# $800,000,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-EMX1

## RASC SERIES 2005-EMX1 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 23, 2005

# GMAC RFC Securities

**Any transactions in the certificates will be effected through Residential Funding Securities Corporation.**

## Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

# Aggregate Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $747,546,896.83 | $9,914.99 | $750,000.00 |
| Number of Mortgage Loans | 5,035 | | |
| | | | |
| Average Current Principal Balance | $148,470.09 | | |
| Weighted Average Original Loan-to-Value | 84.65% | 6.00% | 101.00% |
| Weighted Average Mortgage Rate | 7.05% | 4.35% | 13.15% |
| Weighted Average Net Mortgage Rate | 6.47% | 3.77% | 12.57% |
| Weighted Average Note Margin | 5.03% | 2.85% | 7.95% |
| Weighted Average Maximum Mortgage Rate | 12.76% | 10.35% | 15.60% |
| Weighted Average Minimum Mortgage Rate | 6.73% | 3.65% | 9.60% |
| Weighted Average Term to Next Rate Adjustment Date (months) | 24 | 15 | 35 |
| Weighted Average Remaining Term to Stated Maturity (months) | 342 | 115 | 359 |
| Weighted Average Credit Score | 625 | 500 | 801 |

Weighted Average reflected in Total

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 74.46% |
| | Fixed | 25.54% |
| Lien | First | 93.82% |
| | Second | 6.18% |
| Property Type | Single Family (detached) | 71.30% |
| | Townhouse/rowhouse | 1.67% |
| | Condo under 5 stories | 3.46% |
| | Detached PUD | 9.91% |
| | Attached PUD | 7.73% |
| | Two-to-four family units | 5.93% |
| Occupancy Status | Primary Residence | 95.12% |
| | Second/Vacation | 1.17% |
| | Non Owner Occupied | 3.71% |
| Documentation Type | Full Documentation | 96.02% |
| | Reduced Documentation | 3.98% |
| Loans with Prepayment penalties | | 63.60% |
| Loans serviced by Mortgage Loan Network | | 100.00% |

## Lien Position of the Aggregate Loans

| Lien Position | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| First Lien | 3,949 | $701,352,497 | 93.82% | $177,603 | 624 | 84.06% |
| Second Lien | 1,086 | 46,194,399 | 6.18 | 42,536 | 637 | 93.55 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Product Type of the Aggregate Loans

| Product Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| ARM | 2,987 | 556,609,997 | 74.46 | 186,344 | 624 | 85.07 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Credit Score Distribution of the Aggregate Loans

| Credit Score Range | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 39 | $6,595,011 | 0.88% | $169,103 | 78.51% |
| 520 - 539 | 261 | 42,847,209 | 5.73 | 164,166 | 79.75 |
| 540 - 559 | 361 | 53,290,341 | 7.13 | 147,619 | 80.34 |
| 560 - 579 | 304 | 48,294,371 | 6.46 | 158,863 | 79.90 |
| 580 - 599 | 500 | 66,785,722 | 8.93 | 133,571 | 82.63 |
| 600 - 619 | 724 | 95,483,008 | 12.77 | 131,883 | 83.99 |
| 620 - 639 | 1,061 | 150,096,480 | 20.08 | 141,467 | 86.60 |
| 640 - 659 | 667 | 102,142,716 | 13.66 | 153,138 | 86.14 |
| 660 - 679 | 529 | 85,101,694 | 11.38 | 160,873 | 87.17 |
| 680 - 699 | 262 | 40,770,419 | 5.45 | 155,612 | 85.93 |
| 700 - 719 | 145 | 23,532,061 | 3.15 | 162,290 | 87.95 |
| 720 - 739 | 78 | 14,373,981 | 1.92 | 184,282 | 86.76 |
| 740 - 759 | 50 | 9,447,346 | 1.26 | 188,947 | 90.60 |
| 760 or Greater | 54 | 8,786,538 | 1.18 | 162,714 | 88.26 |
| **Total:** | 5,035 | **$747,546,897** | **100.00%** | **$148,470** | 84.65% |

As of the cut-off date, the weighted average Credit Score of the Aggregate Loans will be approximately 625.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Original Mortgage Loan Principal Balances of the Aggregate Loans

| Original Mortgage Loan Balance ($) | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,891 | $ 105,557,415 | 14.12% | $55,821 | 621 | 85.25% |
| 100,001 to 200,000 | 1,869 | 268,568,874 | 35.93 | 143,697 | 621 | 84.07 |
| 200,001 to 300,000 | 835 | 202,599,643 | 27.10 | 242,634 | 624 | 84.40 |
| 300,001 to 400,000 | 301 | 103,507,772 | 13.85 | 343,880 | 625 | 84.87 |
| 400,001 to 500,000 | 93 | 41,007,867 | 5.49 | 440,945 | 646 | 87.11 |
| 500,001 to 600,000 | 37 | 20,129,358 | 2.69 | 544,037 | 663 | 85.10 |
| 600,001 to 700,000 | 4 | 2,481,697 | 0.33 | 620,424 | 623 | 84.89 |
| 700,001 to 800,000 | 5 | 3,694,271 | 0.49 | 738,854 | 651 | 86.86 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cutoff date, the average unpaid principal balance of the Aggregate Loans will be approximately $148,470.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Net Mortgage Rates of the Aggregate Loans

| Net Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 3.500 - 3.999 | 2 | $ 582,300 | 0.08% | $291,150 | 642 | 80.00% |
| 4.000 - 4.499 | 11 | 3,155,529 | 0.42 | 286,866 | 641 | 78.63 |
| 4.500 - 4.999 | 96 | 22,008,556 | 2.94 | 229,256 | 655 | 78.83 |
| 5.000 - 5.499 | 433 | 94,147,987 | 12.59 | 217,432 | 645 | 80.64 |
| 5.500 - 5.999 | 771 | 152,678,708 | 20.42 | 198,027 | 637 | 81.39 |
| 6.000 - 6.499 | 962 | 173,194,644 | 23.17 | 180,036 | 620 | 83.02 |
| 6.500 - 6.999 | 734 | 120,211,611 | 16.08 | 163,776 | 612 | 86.82 |
| 7.000 - 7.499 | 597 | 90,599,198 | 12.12 | 151,757 | 609 | 88.34 |
| 7.500 - 7.999 | 261 | 29,732,360 | 3.98 | 113,917 | 595 | 90.09 |
| 8.000 - 8.499 | 200 | 17,378,940 | 2.32 | 86,895 | 622 | 92.22 |
| 8.500 - 8.999 | 173 | 10,540,242 | 1.41 | 60,926 | 634 | 90.93 |
| 9.000 - 9.499 | 225 | 10,233,838 | 1.37 | 45,484 | 636 | 93.71 |
| 9.500 - 9.999 | 255 | 10,513,385 | 1.41 | 41,229 | 633 | 96.62 |
| 10.000 - 10.499 | 190 | 8,145,867 | 1.09 | 42,873 | 625 | 95.42 |
| 10.500 - 10.999 | 79 | 2,820,399 | 0.38 | 35,701 | 605 | 96.53 |
| 11.000 - 11.499 | 35 | 1,217,207 | 0.16 | 34,777 | 602 | 93.69 |
| 11.500 - 11.999 | 8 | 287,011 | 0.04 | 35,876 | 593 | 96.87 |
| 12.000 - 12.499 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 12.500 - 12.999 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the Aggregate Loans will be approximately 6.4711% per annum..
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Mortgage Rates of the Loans of the Aggregate Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $ 582,300.00 | 0.08% | $291,150 | 642 | 80.00% |
| 4.500 - 4.999 | 5 | 957,887 | 0.13 | 191,577 | 610 | 82.24 |
| 5.000 - 5.499 | 80 | 19,264,196 | 2.58 | 240,802 | 655 | 79.29 |
| 5.500 - 5.999 | 393 | 86,307,248 | 11.55 | 219,611 | 645 | 80.25 |
| 6.000 - 6.499 | 671 | 134,668,556 | 18.01 | 200,698 | 637 | 80.97 |
| 6.500 - 6.999 | 993 | 182,195,089 | 24.37 | 183,479 | 624 | 82.81 |
| 7.000 - 7.499 | 712 | 116,556,130 | 15.59 | 163,702 | 615 | 86.21 |
| 7.500 - 7.999 | 683 | 107,983,336 | 14.45 | 158,102 | 609 | 88.15 |
| 8.000 - 8.499 | 276 | 32,970,879 | 4.41 | 119,460 | 597 | 90.42 |
| 8.500 - 8.999 | 224 | 20,494,869 | 2.74 | 91,495 | 617 | 91.30 |
| 9.000 - 9.499 | 145 | 9,266,945 | 1.24 | 63,910 | 628 | 90.44 |
| 9.500 - 9.999 | 229 | 11,119,378 | 1.49 | 48,556 | 643 | 93.34 |
| 10.000 - 10.499 | 268 | 10,850,733 | 1.45 | 40,488 | 632 | 97.20 |
| 10.500 - 10.999 | 212 | 9,301,640 | 1.24 | 43,876 | 626 | 94.62 |
| 11.000 - 11.499 | 82 | 3,024,195 | 0.40 | 36,880 | 610 | 96.08 |
| 11.500 - 11.999 | 47 | 1,547,419 | 0.21 | 32,924 | 594 | 94.85 |
| 12.000 - 12.499 | 10 | 356,983 | 0.05 | 35,698 | 607 | 95.64 |
| 12.500 - 12.999 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 13.000 - 13.499 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Mortgage Rate of the Aggregate Loans will be approximately 7.0511% per annum.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Original Loan-to-Value of the Aggregate Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.1 - 50.0 | 170 | $ 16,677,718 | 2.23% | $98,104 | 597 |
| 50.1 - 55.0 | 48 | 6,538,781 | 0.87 | 136,225 | 602 |
| 55.1 - 60.0 | 76 | 11,418,511 | 1.53 | 150,244 | 605 |
| 60.1 - 65.0 | 114 | 15,066,075 | 2.02 | 132,159 | 598 |
| 65.1 - 70.0 | 160 | 25,403,426 | 3.40 | 158,771 | 591 |
| 70.1 - 75.0 | 194 | 32,168,278 | 4.30 | 165,816 | 604 |
| 75.1 - 80.0 | 1,187 | 203,129,758 | 27.17 | 171,129 | 632 |
| 80.1 - 85.0 | 425 | 72,313,262 | 9.67 | 170,149 | 615 |
| 85.1 - 90.0 | 1,065 | 191,401,532 | 25.60 | 179,720 | 613 |
| 90.1 - 95.0 | 306 | 50,661,006 | 6.78 | 165,559 | 653 |
| 95.1 - 100.0 | 1,289 | 122,709,693 | 16.41 | 95,198 | 647 |
| 100.1 - 110.0 | 1 | 58,857 | 0.01 | 58,857 | 633 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.
The weighted average Loan-to-Value Ratio at origination of the Aggregate Loans will be approximately 84.65%.
No Mortgage Loan in the final pool will have a loan-to-value ratio or combined-loan-to-value ratio in excess of 100%.


GMAC RFC



### Geographical Distributions of Mortgaged Properties of the Aggregate Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 89 | $ 8,837,137 | 1.18% | $99,294 | 620 | 90.42% |
| Arkansas | 33 | 2,785,999 | 0.37 | 84,424 | 604 | 86.90 |
| Arizona | 271 | 35,245,628 | 4.71 | 130,058 | 632 | 85.16 |
| California | 206 | 47,188,620 | 6.31 | 229,071 | 634 | 83.11 |
| Colorado | 99 | 14,422,576 | 1.93 | 145,683 | 637 | 85.57 |
| Connecticut | 279 | 44,156,293 | 5.91 | 158,266 | 624 | 84.12 |
| Delaware | 25 | 3,468,629 | 0.46 | 138,745 | 597 | 84.74 |
| Florida | 443 | 60,412,593 | 8.08 | 136,372 | 622 | 85.40 |
| Georgia | 486 | 59,514,936 | 7.96 | 122,459 | 624 | 86.31 |
| Iowa | 32 | 3,062,360 | 0.41 | 95,699 | 601 | 87.61 |
| Idaho | 2 | 184,745 | 0.02 | 92,372 | 609 | 90.00 |
| Illinois | 145 | 21,050,765 | 2.82 | 145,178 | 614 | 85.20 |
| Indiana | 104 | 10,654,973 | 1.43 | 102,452 | 626 | 91.71 |
| Kansas | 17 | 2,206,735 | 0.30 | 129,808 | 641 | 92.89 |
| Kentucky | 66 | 5,451,645 | 0.73 | 82,601 | 603 | 87.04 |
| Louisiana | 48 | 5,183,931 | 0.69 | 107,999 | 610 | 91.48 |
| Massachusetts | 263 | 51,601,782 | 6.90 | 196,204 | 632 | 78.69 |
| Maryland | 315 | 60,231,535 | 8.06 | 191,211 | 616 | 82.88 |
| Maine | 50 | 6,580,862 | 0.88 | 131,617 | 630 | 82.44 |
| Michigan | 65 | 7,648,252 | 1.02 | 117,665 | 632 | 89.79 |
| Minnesota | 88 | 14,736,848 | 1.97 | 167,464 | 636 | 85.86 |
| Missouri | 36 | 4,837,990 | 0.65 | 134,389 | 606 | 86.44 |
| Mississippi | 32 | 3,160,465 | 0.42 | 98,765 | 633 | 93.99 |
| Montana | 1 | 90,767 | 0.01 | 90,767 | 564 | 90.00 |
| North Carolina | 210 | 23,401,952 | 3.13 | 111,438 | 624 | 88.04 |
| North Dakota | 3 | 193,360 | 0.03 | 64,453 | 617 | 87.57 |
| Nebraska | 10 | 1,217,284 | 0.16 | 121,728 | 594 | 87.78 |
| New Hampshire | 65 | 11,379,266 | 1.52 | 175,066 | 632 | 82.60 |
| New Jersey | 258 | 49,940,688 | 6.68 | 193,569 | 622 | 82.78 |
| New Mexico | 6 | 931,062 | 0.12 | 155,177 | 594 | 87.19 |
| Nevada | 74 | 15,011,308 | 2.01 | 202,856 | 637 | 83.19 |
| New York | 286 | 52,358,574 | 7.00 | 183,072 | 628 | 81.03 |
| Ohio | 105 | 10,388,204 | 1.39 | 98,935 | 611 | 88.29 |
| Oklahoma | 55 | 5,443,467 | 0.73 | 98,972 | 619 | 88.29 |
| Oregon | 17 | 2,339,110 | 0.31 | 137,595 | 627 | 87.55 |
| Rhode Island | 48 | 7,557,734 | 1.01 | 157,453 | 643 | 82.04 |
| South Carolina | 78 | 9,439,524 | 1.26 | 121,020 | 631 | 90.01 |
| South Dakota | 1 | 105,311 | 0.01 | 105,311 | 654 | 90.00 |
| Tennessee | 117 | 10,557,791 | 1.41 | 90,238 | 628 | 89.45 |
| Texas | 5 | 413,333 | 0.06 | 82,667 | 669 | 78.93 |
| Utah | 27 | 3,834,519 | 0.51 | 142,019 | 641 | 85.04 |
| Virginia | 272 | 43,206,111 | 5.78 | 158,846 | 616 | 86.96 |
| Vermont | 18 | 2,506,870 | 0.34 | 139,271 | 637 | 80.07 |
| Washington | 76 | 11,531,852 | 1.54 | 151,735 | 635 | 84.20 |
| Wisconsin | 93 | 11,869,810 | 1.59 | 127,632 | 614 | 88.86 |
| West Virginia | 13 | 894,032 | 0.12 | 68,772 | 607 | 79.35 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Wyoming | 3 | 309,670 | 0.04 | 103,223 | 625 | 84.00 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Purpose of the Aggregate Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 1,647 | $237,423,334 | 31.76% | $144,155 | 651 | 88.19% |
| Rate/Term refinance | 70 | 9,290,250 | 1.24 | 132,718 | 621 | 81.41 |
| Equity refinance | 3,318 | 500,833,313 | 67.00 | 150,944 | 613 | 83.03 |
| **Total:** | **5,035** | **$ 747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Documentation Types of the Aggregate Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 4,847 | $717,816,842 | 96.02% | $148,095 | 625 | 85.17% |
| Reduced Documentation | 188 | 29,730,055 | 3.98 | 158,139 | 626 | 71.99 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Occupancy Type of the Aggregate Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 4,799 | $711,047,783 | 95.12% | $148,166 | 622 | 84.59% |
| Second/Vacation | 53 | 8,751,775 | 1.17 | 165,128 | 670 | 88.71 |
| Non Owner Occupied | 183 | 27,747,339 | 3.71 | 151,625 | 675 | 84.84 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio..

# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Mortgaged Property Types of the Aggregate Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single Family (detached) | 3,782 | $533,019,533 | 71.30% | $140,936 | 622 | 84.61% |
| Townhouse/rowhouse | 82 | 12,446,788 | 1.67 | 151,790 | 609 | 84.21 |
| Condo under 5 stories | 173 | 25,861,992 | 3.46 | 149,491 | 626 | 83.59 |
| Detached PUD | 433 | 74,081,778 | 9.91 | 171,090 | 633 | 86.46 |
| Attached PUD | 345 | 57,811,192 | 7.73 | 167,569 | 630 | 86.87 |
| Two-to-four family units | 220 | 44,325,614 | 5.93 | 201,480 | 640 | 79.88 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Credit Grades of the Aggregate Loans

| Aggregate Credit Grade | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| AX | 4,429 | $ 665,175,819 | 88.98% | $150,186 | 631 | 85.31% |
| AM | 495 | 68,805,303 | 9.20 | 139,001 | 579 | 81.71 |
| B | 102 | 12,855,128 | 1.72 | 126,031 | 556 | 66.63 |
| C | 9 | 710,648 | 0.10 | 78,961 | 621 | 76.37 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Prepayment Penalty Terms of the Aggregate Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,854 | $272,108,805 | 36.40% | $146,769 | 626 | 84.97% |
| 12 Months | 354 | 61,772,983 | 8.26 | 174,500 | 635 | 82.72 |
| 24 Months | 1,448 | 233,582,881 | 31.25 | 161,314 | 621 | 85.63 |
| 36 Months | 1,369 | 178,959,889 | 23.94 | 130,723 | 624 | 83.50 |
| Other | 10 | 1,122,339 | 0.15 | 112,234 | 640 | 91.62 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

"Other" means not 0, 12, 24 or 36 months and not more than 36 months.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Interest Only Terms of the Aggregate Loans

| Interest Only Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 4,466 | $618,859,553 | 82.79% | $138,571 | 620 | 85.17% |
| 12 Months | 2 | 520,150 | 0.07 | 260,075 | 675 | 77.71 |
| 24 Months | 400 | 88,009,206 | 11.77 | 220,023 | 645 | 81.86 |
| 36 Months | 164 | 39,267,487 | 5.25 | 239,436 | 650 | 82.69 |
| 60 Months | 3 | 890,500 | 0.12 | 296,833 | 611 | 85.51 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

## Note Margins of the Aggregate Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 2.500 - 2.999 | 2 | 602,874 | 0.08 | 301,437 | 615 | 79.01 |
| 3.000 - 3.499 | 27 | 6,150,504 | 0.82 | 227,796 | 653 | 77.90 |
| 3.500 - 3.999 | 178 | 39,168,691 | 5.24 | 220,049 | 651 | 80.16 |
| 4.000 - 4.499 | 474 | 99,876,361 | 13.36 | 210,710 | 640 | 80.77 |
| 4.500 - 4.999 | 711 | 139,436,823 | 18.65 | 196,114 | 631 | 83.57 |
| 5.000 - 5.499 | 637 | 115,339,205 | 15.43 | 181,066 | 616 | 85.89 |
| 5.500 - 5.999 | 475 | 81,263,001 | 10.87 | 171,080 | 607 | 89.47 |
| 6.000 - 6.499 | 307 | 49,132,836 | 6.57 | 160,042 | 603 | 89.63 |
| 6.500 - 6.999 | 129 | 19,464,170 | 2.60 | 150,885 | 597 | 92.66 |
| 7.000 - 7.499 | 33 | 4,552,316 | 0.61 | 137,949 | 605 | 94.56 |
| 7.500 - 7.999 | 14 | 1,623,216 | 0.22 | 115,944 | 592 | 92.89 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Note Margin of the Aggregate Loans will be approximately 5.028% per annum.





## Maximum Mortgage Rates of the Aggregate Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 10.000 - 10.999 | 7 | 1,540,187 | 0.21 | 220,027 | 622 | 81.39 |
| 11.000 - 11.999 | 452 | 101,121,708 | 13.53 | 223,721 | 647 | 80.28 |
| 12.000 - 12.999 | 1,342 | 258,088,061 | 34.52 | 192,316 | 628 | 83.36 |
| 13.000 - 13.999 | 947 | 162,113,143 | 21.69 | 171,186 | 608 | 89.06 |
| 14.000 - 14.999 | 221 | 31,355,670 | 4.19 | 141,881 | 598 | 93.15 |
| 15.000 - 15.999 | 18 | 2,391,228 | 0.32 | 132,846 | 594 | 98.50 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Maximum Mortgage Rate of the Aggregate Loans will be approximately 12.7570%.

## Minimum Mortgage Rates of the Aggregate Loans

| Minimum Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| 3.000 - 3.999 | 4 | 1,015,833 | 0.14 | 253,958 | 660 | 83.88 |
| 4.000 - 4.999 | 36 | 7,284,206 | 0.97 | 202,339 | 641 | 82.15 |
| 5.000 - 5.999 | 451 | 100,401,448 | 13.43 | 222,620 | 646 | 80.27 |
| 6.000 - 6.999 | 1,312 | 252,347,468 | 33.76 | 192,338 | 628 | 83.38 |
| 7.000 - 7.999 | 946 | 161,913,143 | 21.66 | 171,156 | 608 | 89.07 |
| 8.000 - 8.999 | 220 | 31,256,670 | 4.18 | 142,076 | 598 | 93.16 |
| 9.000 - 9.999 | 18 | 2,391,228 | 0.32 | 132,846 | 594 | 98.5 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average Minimum Mortgage Rate of the Aggregate Loans will be approximately 6.73%.

## Next Interest Rate Adjustment Date of the Aggregate Loans

| Next Interest Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 2,048 | $190,936,899 | 25.54% | $93,231 | 628 | 83.41% |
| May 2006 | 1 | 114,350 | 0.02 | 114,350 | 678 | 80.00 |
| June 2006 | 7 | 1,471,602 | 0.20 | 210,229 | 625 | 80.13 |
| July 2006 | 10 | 2,841,338 | 0.38 | 284,134 | 646 | 84.41 |
| August 2006 | 8 | 1,258,273 | 0.17 | 157,284 | 609 | 84.06 |
| September 2006 | 547 | 100,972,858 | 13.51 | 184,594 | 628 | 84.53 |
| October 2006 | 325 | 59,074,103 | 7.90 | 181,766 | 631 | 86.82 |
| November 2006 | 462 | 80,739,573 | 10.8 | 174,761 | 620 | 84.40 |
| December 2006 | 497 | 95,308,689 | 12.75 | 191,768 | 619 | 84.75 |
| January 2007 | 306 | 56,100,070 | 7.50 | 183,334 | 615 | 84.84 |
| June 2007 | 2 | 390,813 | 0.05 | 195,406 | 723 | 78.06 |
| September 2007 | 47 | 8,437,038 | 1.13 | 179,511 | 629 | 86.00 |
| October 2007 | 105 | 19,886,163 | 2.66 | 189,392 | 636 | 87.48 |
| November 2007 | 241 | 44,298,306 | 5.93 | 183,810 | 629 | 85.11 |
| December 2007 | 301 | 59,300,051 | 7.93 | 197,010 | 621 | 85.37 |
| January 2008 | 128 | 26,416,772 | 5.53 | 206,381 | 624 | 84.68 |
| **Total:** | **5,035** | **$747,546,897** | **100.00%** | **$148,470** | **625** | **84.65%** |

As of the cut-off date, the weighted average months to the next rate adjustment date will be approximately 24.

# Group I Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Total Current Principal Balance | $347,622,666.19 | $10,814.88 | $750,000.00 |
| Number of Mortgage Loans | 2,230 | | |
| Average Current Principal Balance | $155,884.60 | | |
| Weighted Average Original Loan-to-Value | 84.82% | 7.00% | 101.00% |
| Weighted Average Mortgage Rate | 7.06% | 4.95% | 12.40% |
| Weighted Average Net Mortgage Rate | 6.48% | 4.37% | 11.82% |
| Weighted Average Note Margin | 4.96% | 2.85% | 7.74% |
| Weighted Average Maximum Mortgage Rate | 12.69% | 10.95% | 15.45% |
| Weighted Average Minimum Mortgage Rate | 6.67% | 3.65% | 9.45% |
| Weighted Average Term to Next Rate Adjustment Date (months) | 25 | 17 | 35 |
| Weighted Average Remaining Term to Stated Maturity (months) | 340 | 115 | 359 |
| Weighted Average Credit Score | 627 | 500 | 801 |

Weighted Average reflected in Total

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 67.98% |
| | Fixed | 32.02% |
| Lien | First | 92.73% |
| | Second | 7.27% |
| Property Type | Single Family (detached) | 70.42% |
| | Townhouse/rowhouse | 1.34% |
| | Condo under 5 stories | 3.38% |
| | Detached PUD | 12.30% |
| | Attached PUD | 7.57% |
| | Two-to-four family units | 4.98% |
| Occupancy Status | Primary Residence | 95.03% |
| | Second/Vacation | 1.40% |
| | Non Owner Occupied | 3.57% |
| Documentation Type | Full Documentation | 95.80% |
| | Reduced Documentation | 4.20% |
| Loans with Prepayment penalties | | 61.87% |
| Loans serviced by Mortgage Loan Network | | 100.00% |





### Lien Position of the Group I Loans

| Lien Position | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| First Lien | 1,637 | $322,349,872 | 92.73% | $196,915 | 627 | 84.13% |
| Second Lien | 593 | 25,272,795 | 7.27 | 42,619 | 638 | 93.65 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Product Type of the Group I Loans

| Product Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| ARM | 1,107 | 236,302,435 | 67.98 | 213,462 | 627 | 85.28 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Credit Score Distribution of the Group I Loans

| Credit Score Range | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 14 | $2,633,371 | 0.76% | $188,098 | 77.60% |
| 520 - 539 | 107 | 19,710,424 | 5.67 | 184,210 | 79.48 |
| 540 - 559 | 133 | 19,533,235 | 5.62 | 146,866 | 77.72 |
| 560 - 579 | 130 | 21,927,862 | 6.31 | 168,676 | 79.66 |
| 580 - 599 | 228 | 30,282,052 | 8.71 | 132,816 | 82.83 |
| 600 - 619 | 317 | 41,650,296 | 11.98 | 131,389 | 83.68 |
| 620 - 639 | 466 | 71,022,217 | 20.43 | 152,408 | 87.06 |
| 640 - 659 | 305 | 50,456,639 | 14.51 | 165,432 | 86.67 |
| 660 - 679 | 247 | 42,281,373 | 12.16 | 171,180 | 86.81 |
| 680 - 699 | 135 | 22,521,962 | 6.48 | 166,829 | 87.14 |
| 700 - 719 | 63 | 9,345,062 | 2.69 | 148,334 | 87.29 |
| 720 - 739 | 35 | 6,979,498 | 2.01 | 199,414 | 88.63 |
| 740 - 759 | 23 | 5,196,600 | 1.49 | 225,939 | 90.85 |
| 760 or Greater | 27 | 4,082,075 | 1.17 | 151,188 | 88.24 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **84.82%** |

As of the cut-off date, the weighted average Credit Score of the Group II Loans will be approximately 627.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Original Mortgage Loan Principal Balances of the Group I Loans

| Original Mortgage Loan Balance ($) | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 908 | $ 48,151,088 | 13.85% | $53,030 | 624 | 86.99% |
| 100,001 to 200,000 | 723 | 103,438,513 | 29.76 | 143,068 | 622 | 83.47 |
| 200,001 to 300,000 | 304 | 74,393,160 | 21.40 | 244,714 | 622 | 84.16 |
| 300,001 to 400,000 | 167 | 59,286,674 | 17.05 | 355,010 | 626 | 84.65 |
| 400,001 to 500,000 | 84 | 37,059,034 | 10.66 | 441,179 | 644 | 86.99 |
| 500,001 to 600,000 | 35 | 19,118,228 | 5.50 | 546,235 | 660 | 85.14 |
| 600,001 to 700,000 | 4 | 2,481,697 | 0.71 | 620,424 | 623 | 84.89 |
| 700,001 to 800,000 | 5 | 3,694,271 | 1.06 | 738,854 | 651 | 86.86 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cutoff date, the average unpaid principal balance of the Group II Loans will be approximately $155,885.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Net Mortgage Rates of the Group I Loans

| Net Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 4 | $ 1,761,491 | 0.51% | $440,373 | 648 | 78.26% |
| 4.500 - 4.999 | 37 | 9,636,660 | 2.77 | 260,450 | 654 | 78.15 |
| 5.000 - 5.499 | 170 | 43,751,777 | 12.59 | 257,363 | 644 | 81.67 |
| 5.500 - 5.999 | 339 | 76,244,540 | 21.93 | 224,910 | 638 | 81.70 |
| 6.000 - 6.499 | 403 | 79,695,423 | 22.93 | 197,755 | 624 | 82.38 |
| 6.500 - 6.999 | 289 | 51,230,232 | 14.74 | 177,267 | 615 | 87.05 |
| 7.000 - 7.499 | 258 | 41,021,235 | 11.80 | 158,997 | 615 | 88.97 |
| 7.500 - 7.999 | 108 | 11,741,108 | 3.38 | 108,714 | 594 | 90.17 |
| 8.000 - 8.499 | 99 | 8,912,852 | 2.56 | 90,029 | 634 | 93.30 |
| 8.500 - 8.999 | 92 | 5,442,762 | 1.57 | 59,160 | 631 | 90.52 |
| 9.000 - 9.499 | 128 | 5,919,410 | 1.70 | 46,245 | 633 | 92.98 |
| 9.500 - 9.999 | 133 | 5,459,821 | 1.57 | 41,051 | 631 | 96.59 |
| 10.000 - 10.499 | 104 | 4,412,929 | 1.27 | 42,432 | 624 | 96.50 |
| 10.500 - 10.999 | 40 | 1,494,801 | 0.43 | 37,370 | 610 | 96.92 |
| 11.000 - 11.499 | 22 | 742,388 | 0.21 | 33,745 | 604 | 95.09 |
| 11.500 - 11.999 | 4 | 155,236 | 0.04 | 38,809 | 586 | 94.21 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the Group II Loans will be approximately 6.4804% per annum..
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Rates of the Loans of the Group I Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | $ 310,643 | 0.09% | $310,643 | 627 | 90.00% |
| 5.000 - 5.499 | 29 | 8,091,661 | 2.33 | 279,023 | 651 | 78.83 |
| 5.500 - 5.999 | 162 | 41,491,969 | 11.94 | 256,123 | 644 | 81.02 |
| 6.000 - 6.499 | 292 | 68,030,513 | 19.57 | 232,981 | 637 | 81.12 |
| 6.500 - 6.999 | 414 | 83,531,179 | 24.03 | 201,766 | 628 | 82.49 |
| 7.000 - 7.499 | 279 | 50,092,302 | 14.41 | 179,542 | 618 | 86.30 |
| 7.500 - 7.999 | 298 | 49,160,414 | 14.14 | 164,968 | 613 | 88.79 |
| 8.000 - 8.499 | 107 | 11,876,717 | 3.42 | 110,997 | 600 | 90.48 |
| 8.500 - 8.999 | 107 | 10,475,891 | 3.01 | 97,906 | 623 | 92.99 |
| 9.000 - 9.499 | 85 | 5,218,799 | 1.50 | 61,398 | 633 | 89.57 |
| 9.500 - 9.999 | 120 | 5,724,291 | 1.65 | 47,702 | 638 | 93.47 |
| 10.000 - 10.499 | 149 | 6,060,464 | 1.74 | 40,674 | 631 | 96.22 |
| 10.500 - 10.999 | 113 | 4,865,814 | 1.40 | 43,060 | 624 | 95.78 |
| 11.000 - 11.499 | 42 | 1,627,945 | 0.47 | 38,761 | 614 | 97.00 |
| 11.500 - 11.999 | 26 | 838,857 | 0.24 | 32,264 | 596 | 96.17 |
| 12.000 - 12.499 | 6 | 225,208 | 0.06 | 37,535 | 611 | 93.09 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Mortgage Rate of the Group II Loans will be approximately 7.0604% per annum.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Original Loan-to-Value of the Group I Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.1 - 50.0 | 67 | $ 6,998,003 | 2.01% | $104,448 | 593 |
| 50.1 - 55.0 | 24 | 3,581,882 | 1.03 | 149,245 | 604 |
| 55.1 - 60.0 | 38 | 6,179,190 | 1.78 | 162,610 | 608 |
| 60.1 - 65.0 | 57 | 7,472,061 | 2.15 | 131,089 | 605 |
| 65.1 - 70.0 | 77 | 13,617,568 | 3.92 | 176,852 | 589 |
| 70.1 - 75.0 | 87 | 15,924,664 | 4.58 | 183,042 | 603 |
| 75.1 - 80.0 | 446 | 84,537,225 | 24.32 | 189,545 | 636 |
| 80.1 - 85.0 | 183 | 33,452,466 | 9.62 | 182,800 | 614 |
| 85.1 - 90.0 | 457 | 90,440,659 | 26.02 | 197,901 | 621 |
| 90.1 - 95.0 | 148 | 25,516,897 | 7.34 | 172,411 | 653 |
| 95.1 - 100.0 | 645 | 59,843,194 | 17.21 | 92,780 | 647 |
| 100.1 - 110.0 | 1 | 58,857 | 0.02 | 58,857 | 633 |
| **Total:** | **2,230** | **$ 347,622,666** | **100.00%** | **$155,885** | **627** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.
The weighted average Loan-to-Value Ratio at origination of the Group II Loans will be approximately 84.82%.
No Mortgage Loan in the final pool will have a loan-to-value ratio or combined-loan-to-value ratio in excess of 100%.



# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Geographical Distributions of Mortgaged Properties of the Group I Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 41 | $ 4,189,976 | 1.21% | $102,195 | 631 | 90.01% |
| Arkansas | 16 | 1,014,879 | 0.29 | 63,430 | 600 | 90.86 |
| Arizona | 106 | 12,858,068 | 3.70 | 121,303 | 635 | 85.24 |
| California | 107 | 28,048,459 | 8.07 | 262,135 | 636 | 84.00 |
| Colorado | 46 | 5,921,771 | 1.70 | 128,734 | 640 | 84.98 |
| Connecticut | 113 | 17,616,323 | 5.07 | 155,897 | 644 | 85.21 |
| Delaware | 11 | 1,417,394 | 0.41 | 128,854 | 601 | 81.62 |
| Florida | 175 | 25,368,907 | 7.30 | 144,965 | 622 | 85.97 |
| Georgia | 225 | 28,705,890 | 8.26 | 127,582 | 625 | 86.75 |
| Iowa | 12 | 1,015,385 | 0.29 | 84,615 | 593 | 84.80 |
| Idaho | 1 | 107,658 | 0.03 | 107,658 | 601 | 90.00 |
| Illinois | 64 | 9,113,121 | 2.62 | 142,393 | 618 | 85.40 |
| Indiana | 47 | 5,369,438 | 1.54 | 114,243 | 626 | 92.34 |
| Kansas | 8 | 1,098,790 | 0.32 | 137,349 | 610 | 88.80 |
| Kentucky | 22 | 1,734,833 | 0.50 | 78,856 | 612 | 87.95 |
| Louisiana | 26 | 2,672,394 | 0.77 | 102,784 | 590 | 92.36 |
| Massachusetts | 113 | 24,122,763 | 6.94 | 213,476 | 636 | 80.45 |
| Maryland | 146 | 29,207,168 | 8.40 | 200,049 | 617 | 82.67 |
| Maine | 25 | 3,302,574 | 0.95 | 132,103 | 637 | 82.62 |
| Michigan | 32 | 3,628,852 | 1.04 | 113,402 | 642 | 91.33 |
| Minnesota | 37 | 6,770,972 | 1.95 | 182,999 | 646 | 87.52 |
| Missouri | 13 | 1,496,117 | 0.43 | 115,086 | 591 | 84.38 |
| Mississippi | 13 | 1,185,596 | 0.34 | 91,200 | 661 | 91.98 |
| North Carolina | 81 | 8,960,421 | 2.58 | 110,622 | 637 | 88.68 |
| North Dakota | 1 | 97,635 | 0.03 | 97,635 | 623 | 95.00 |
| Nebraska | 7 | 909,188 | 0.26 | 129,884 | 598 | 87.68 |
| New Hampshire | 29 | 5,640,981 | 1.62 | 194,517 | 620 | 83.44 |
| New Jersey | 117 | 24,734,129 | 7.12 | 211,403 | 618 | 82.46 |
| New Mexico | 1 | 81,489 | 0.02 | 81,489 | 679 | 95.00 |
| Nevada | 37 | 8,266,758 | 2.38 | 223,426 | 637 | 83.56 |
| New York | 144 | 28,927,779 | 8.32 | 200,887 | 627 | 80.31 |
| Ohio | 37 | 2,950,041 | 0.85 | 79,731 | 608 | 87.35 |
| Oklahoma | 33 | 3,293,772 | 0.95 | 99,811 | 616 | 88.11 |
| Oregon | 6 | 654,670 | 0.19 | 109,112 | 633 | 90.80 |
| Rhode Island | 19 | 2,702,160 | 0.78 | 142,219 | 643 | 80.99 |
| South Carolina | 29 | 4,159,418 | 1.20 | 143,428 | 661 | 90.33 |
| Tennessee | 51 | 4,079,428 | 1.17 | 79,989 | 622 | 90.89 |
| Texas | 3 | 226,060 | 0.07 | 75,353 | 649 | 77.00 |
| Utah | 14 | 2,035,614 | 0.59 | 145,401 | 640 | 83.66 |
| Virginia | 127 | 21,492,483 | 6.18 | 169,232 | 619 | 88.13 |
| Vermont | 9 | 1,215,425 | 0.35 | 135,047 | 661 | 73.37 |
| Washington | 38 | 5,975,368 | 1.72 | 157,247 | 633 | 82.83 |
| Wisconsin | 41 | 4,820,344 | 1.39 | 117,569 | 610 | 89.38 |
| West Virginia | 5 | 322,507 | 0.09 | 64,501 | 614 | 71.85 |
| Wyoming | 2 | 109,670 | 0.03 | 54,835 | 622 | 91.29 |
| **Total:** | **2,230** | **$ 347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Mortgage Loan Purpose of the Group I Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 734 | $110,773,602 | 31.87% | $150,918 | 653 | 88.71% |
| Rate/Term refinance | 28 | 3,856,750 | 1.11 | 137,741 | 640 | 82.55 |
| Equity refinance | 1,468 | 232,992,314 | 67.02 | 158,714 | 615 | 83.01 |
| **Total:** | **2,230** | **$ 347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Mortgage Loan Documentation Types of the Group I Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 2,145 | $333,020,838 | 95.80% | $155,254 | 627 | 85.35% |
| Reduced Documentation | 85 | 14,601,828 | 4.20 | 171,786 | 629 | 72.72 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Occupancy Type of the Group I Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 2,124 | $330,345,981 | 95.03% | $155,530 | 625 | 84.77% |
| Second/Vacation | 27 | 4,861,300 | 1.40 | 180,048 | 661 | 86.89 |
| Non Owner Occupied | 79 | 12,415,386 | 3.57 | 157,157 | 677 | 85.21 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Mortgaged Property Types of the Group I Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single Family (detached) | 1,651 | $244,802,336 | 70.42% | $148,275 | 625 | 84.64% |
| Townhouse/rowhouse | 34 | 4,640,767 | 1.34 | 136,493 | 608 | 86.30 |
| Condo under 5 stories | 75 | 11,765,053 | 3.38 | 156,867 | 633 | 84.81 |
| Detached PUD | 228 | 42,757,275 | 12.30 | 187,532 | 635 | 87.14 |
| Attached PUD | 149 | 26,332,215 | 7.57 | 176,726 | 628 | 87.32 |
| Two-to-four family units | 93 | 17,325,020 | 4.98 | 186,291 | 641 | 77.49 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Credit Grades of the Group I Loans

| Group II Credit Grade | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| AX | 1,971 | $ 311,339,271 | 89.56% | $157,960 | 633 | 85.38% |
| AM | 223 | 31,881,331 | 9.17 | 142,966 | 579 | 81.49 |
| B | 33 | 4,204,146 | 1.21 | 127,398 | 557 | 68.92 |
| C | 3 | 197,918 | 0.06 | 65,973 | 724 | 78.21 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

| AM | 223 | $31,881,331 | 9.17% | $142,966 | 579 | 81.49% |
|---|---|---|---|---|---|---|

### Prepayment Penalty Terms of the Group I Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 849 | $132,565,500 | 38.13% | $156,143 | 628 | 84.98% |
| 12 Months | 185 | 36,594,314 | 10.53 | 197,807 | 638 | 82.33 |
| 24 Months | 530 | 90,785,222 | 26.12 | 171,293 | 626 | 85.91 |
| 36 Months | 662 | 87,280,100 | 25.11 | 131,843 | 624 | 84.49 |
| Other | 4 | 397,530 | 0.11 | 99,383 | 591 | 83.74 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

"Other" means not 0, 12, 24 or 36 months and not more than 36 months.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Interest Only Terms of the Group I Loans

| Interest Only Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 2,015 | $288,919,043 | 83.11% | $143,384 | 623 | 85.28% |
| 24 Months | 143 | 38,355,003 | 11.03 | 268,217 | 650 | 81.92 |
| 36 Months | 71 | 19,858,120 | 5.71 | 279,692 | 652 | 83.55 |
| 60 Months | 1 | 490,500 | 0.14 | 490,500 | 603 | 90.00 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

## Note Margins of the Group I Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| 2.500 - 2.999 | 1 | 303,651 | 0.09 | 303,651 | 670 | 80.00 |
| 3.000 - 3.499 | 13 | 3,628,821 | 1.04 | 279,140 | 657 | 77.27 |
| 3.500 - 3.999 | 73 | 18,746,923 | 5.39 | 256,807 | 646 | 80.11 |
| 4.000 - 4.499 | 181 | 45,229,156 | 13.01 | 249,885 | 642 | 81.86 |
| 4.500 - 4.999 | 285 | 63,407,513 | 18.24 | 222,483 | 633 | 83.95 |
| 5.000 - 5.499 | 225 | 46,389,205 | 13.34 | 206,174 | 620 | 86.27 |
| 5.500 - 5.999 | 169 | 30,745,839 | 8.84 | 181,928 | 608 | 90.45 |
| 6.000 - 6.499 | 93 | 17,834,442 | 5.13 | 191,768 | 607 | 89.97 |
| 6.500 - 6.999 | 51 | 7,961,350 | 2.29 | 156,105 | 593 | 92.39 |
| 7.000 - 7.499 | 9 | 1,204,790 | 0.35 | 133,866 | 612 | 94.01 |
| 7.500 - 7.999 | 7 | 850,744 | 0.24 | 121,535 | 590 | 97.29 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Note Margin of the Group II Loans will be approximately 4.9575% per annum.

## Maximum Mortgage Rates of the Group I Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| 10.000 - 10.999 | 1 | 310,643 | 0.09 | 310,643 | 627 | 90.00 |
| 11.000 - 11.999 | 181 | 47,485,382 | 13.66 | 262,350 | 645 | 80.72 |
| 12.000 - 12.999 | 514 | 113,133,935 | 32.55 | 220,105 | 631 | 83.73 |
| 13.000 - 13.999 | 330 | 63,577,529 | 18.29 | 192,659 | 611 | 89.82 |
| 14.000 - 14.999 | 74 | 10,935,911 | 3.15 | 147,783 | 600 | 93.58 |
| 15.000 - 15.999 | 7 | 859,034 | 0.25 | 122,719 | 591 | 97.31 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Maximum Mortgage Rate of the Group II Loans will be approximately 12.6948%.





## Minimum Mortgage Rates of the Group I Loans

| Minimum Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| 3.000 - 3.999 | 3 | 790,583 | 0.23 | 263,528 | 669 | 83.56 |
| 4.000 - 4.999 | 9 | 2,220,564 | 0.64 | 246,729 | 658 | 86.68 |
| 5.000 - 5.999 | 178 | 46,697,238 | 13.43 | 262,344 | 643 | 80.59 |
| 6.000 - 6.999 | 507 | 111,320,576 | 32.02 | 219,567 | 631 | 83.73 |
| 7.000 - 7.999 | 330 | 63,577,529 | 18.29 | 192,659 | 611 | 89.82 |
| 8.000 - 8.999 | 73 | 10,836,911 | 3.12 | 148,451 | 600 | 93.62 |
| 9.000 - 9.999 | 7 | 859,034 | 0.25 | 122,719 | 591 | 97.31 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average Minimum Mortgage Rate of the Group II Loans will be approximately 6.6676%.

## Next Interest Rate Adjustment Date of the Group I Loans

| Next Interest Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 1,123 | $111,320,231 | 32.02% | $99,128 | 629 | 83.84% |
| July 2006 | 1 | 423,770 | 0.12 | 423,770 | 664 | 80.00 |
| August 2006 | 2 | 331,391 | 0.10 | 165,696 | 626 | 86.48 |
| September 2006 | 205 | 44,787,409 | 12.88 | 218,475 | 630 | 84.73 |
| October 2006 | 114 | 23,619,796 | 6.79 | 207,191 | 632 | 88.41 |
| November 2006 | 168 | 33,959,300 | 9.77 | 202,139 | 624 | 84.18 |
| December 2006 | 187 | 39,928,500 | 11.49 | 213,521 | 622 | 84.27 |
| January 2007 | 104 | 22,268,754 | 6.41 | 214,123 | 625 | 84.17 |
| September 2007 | 18 | 3,039,397 | 0.87 | 168,855 | 625 | 86.33 |
| October 2007 | 37 | 7,475,134 | 2.15 | 202,031 | 641 | 90.08 |
| November 2007 | 94 | 18,831,939 | 5.42 | 200,340 | 630 | 84.55 |
| December 2007 | 118 | 27,468,971 | 7.90 | 232,788 | 618 | 85.77 |
| January 2008 | 59 | 14,168,073 | 4.08 | 240,137 | 633 | 86.36 |
| **Total:** | **2,230** | **$347,622,666** | **100.00%** | **$155,885** | **627** | **84.82%** |

As of the cut-off date, the weighted average months to the next rate adjustment date will be approximately 25.

# Group II Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Total Current Principal Balance | $399,924,230.64 | $9,914.99 | $507,612.96 |
| Number of Mortgage Loans | 2,805 | | |
| | | | |
| Average Current Principal Balance | $142,575.48 | | |
| Weighted Average Original Loan-to-Value | 84.50% | 6.00% | 100.00% |
| Weighted Average Mortgage Rate | 7.04% | 4.35% | 13.15% |
| Weighted Average Net Mortgage Rate | 6.46% | 3.77% | 12.57% |
| Weighted Average Note Margin | 5.08% | 2.85% | 7.95% |
| Weighted Average Maximum Mortgage Rate | 12.80% | 10.35% | 15.60% |
| Weighted Average Minimum Mortgage Rate | 6.78% | 3.95% | 9.60% |
| Weighted Average Term to Next Rate Adjustment Date (months) | 24 | 15 | 35 |
| Weighted Average Remaining Term to Stated Maturity (months) | 344 | 115 | 359 |
| Weighted Average Credit Score | 622 | 500 | 800 |

Weighted Average reflected in Total

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 80.09% |
| | Fixed | 19.91% |
| Lien | First | 94.77% |
| | Second | 5.23% |
| Property Type | Single Family (detached) | 72.07% |
| | Townhouse/rowhouse | 1.95% |
| | Condo under 5 stories | 3.52% |
| | Detached PUD | 7.83% |
| | Attached PUD | 7.87% |
| | Two-to-four family units | 6.75% |
| Occupancy Status | Primary Residence | 95.19% |
| | Second/Vacation | 0.97% |
| | Non Owner Occupied | 3.83% |
| Documentation Type | Full Documentation | 96.22% |
| | Reduced Documentation | 3.78% |
| Loans with Prepayment penalties | | 65.11% |
| Loans serviced by Mortgage Loan Network | | 100.00% |





## Lien Position of the Group II Loans

| Lien Position | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| First Lien | 2,312 | $379,002,626 | 94.77% | $163,928 | 622 | 84.01% |
| Second Lien | 493 | 20,921,605 | 5.23 | 42,437 | 637 | 93.43 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Product Type of the Group II Loans

| Product Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 925 | $79,616,668 | 19.91% | $86,072 | 626 | 82.81% |
| ARM | 1,880 | 320,307,563 | 80.09 | 170,376 | 622 | 84.92 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Credit Score Distribution of the Group II Loans

| Credit Score Range | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 500 - 519 | 25 | $3,961,640 | 0.99% | $158,466 | 79.12% |
| 520 - 539 | 154 | 23,136,785 | 5.79 | 150,239 | 79.98 |
| 540 - 559 | 228 | 33,757,106 | 8.44 | 148,057 | 81.85 |
| 560 - 579 | 174 | 26,366,509 | 6.59 | 151,532 | 80.11 |
| 580 - 599 | 272 | 36,503,670 | 9.13 | 134,205 | 82.46 |
| 600 - 619 | 407 | 53,832,712 | 13.46 | 132,267 | 84.24 |
| 620 - 639 | 595 | 79,074,263 | 19.77 | 132,898 | 86.19 |
| 640 - 659 | 362 | 51,686,077 | 12.92 | 142,779 | 85.62 |
| 660 - 679 | 282 | 42,820,321 | 10.71 | 151,845 | 87.52 |
| 680 - 699 | 127 | 18,248,457 | 4.56 | 143,689 | 84.43 |
| 700 - 719 | 82 | 14,186,999 | 3.55 | 173,012 | 88.39 |
| 720 - 739 | 43 | 7,394,482 | 1.85 | 171,965 | 84.99 |
| 740 - 759 | 27 | 4,250,746 | 1.06 | 157,435 | 90.29 |
| 760 or Greater | 27 | 4,704,462 | 1.18 | 174,239 | 88.28 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **84.50%** |

As of the cut-off date, the weighted average Credit Score of the Group II Loans will be approximately 622.
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Original Mortgage Loan Principal Balances of the Group II Loans

| Original Mortgage Loan Balance ($) | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000.00 or less | 983 | $57,406,327 | 14.35% | $58,399 | 618 | 83.79% |
| 100,000.01 to 200,000.00 | 1,146 | 165,130,360 | 41.29 | 144,093 | 620 | 84.45 |
| 200,000.01 to 300,000.00 | 531 | 128,206,483 | 32.06 | 241,443 | 625 | 84.54 |
| 300,000.01 to 400,000.00 | 134 | 44,221,098 | 11.06 | 330,008 | 624 | 85.17 |
| 400,000.01 to 500,000.00 | 9 | 3,948,833 | 0.99 | 438,759 | 667 | 88.24 |
| 500,000.01 to 600,000.00 | 2 | 1,011,130 | 0.25 | 505,565 | 720 | 84.50 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

As of the cutoff date, the average unpaid principal balance of the Group II Loans will be approximately $142,575.48
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Net Mortgage Rates of the Group II Loans

| Net Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 3.500 - 3.999 | 2 | $582,300 | 0.15% | $291,150 | 642 | 80.00% |
| 4.000 - 4.499 | 7 | 1,394,038 | 0.35 | 199,148 | 632 | 79.09 |
| 4.500 - 4.999 | 59 | 12,371,896 | 3.09 | 209,693 | 656 | 79.35 |
| 5.000 - 5.499 | 263 | 50,396,211 | 12.60 | 191,621 | 646 | 79.74 |
| 5.500 - 5.999 | 432 | 76,434,168 | 19.11 | 176,931 | 636 | 81.08 |
| 6.000 - 6.499 | 559 | 93,499,221 | 23.38 | 167,262 | 617 | 83.56 |
| 6.500 - 6.999 | 445 | 68,981,379 | 17.25 | 155,014 | 610 | 86.65 |
| 7.000 - 7.499 | 339 | 49,577,963 | 12.40 | 146,248 | 605 | 87.82 |
| 7.500 - 7.999 | 153 | 17,991,252 | 4.50 | 117,590 | 596 | 90.04 |
| 8.000 - 8.499 | 101 | 8,466,087 | 2.12 | 83,823 | 610 | 91.09 |
| 8.500 - 8.999 | 81 | 5,097,480 | 1.27 | 62,932 | 636 | 91.36 |
| 9.000 - 9.499 | 97 | 4,314,428 | 1.08 | 44,479 | 640 | 94.70 |
| 9.500 - 9.999 | 122 | 5,053,564 | 1.26 | 41,423 | 635 | 96.66 |
| 10.000 - 10.499 | 86 | 3,732,938 | 0.93 | 43,406 | 626 | 94.14 |
| 10.500 - 10.999 | 39 | 1,325,598 | 0.33 | 33,990 | 599 | 96.10 |
| 11.000 - 11.499 | 13 | 474,820 | 0.12 | 36,525 | 600 | 91.50 |
| 11.500 - 11.999 | 4 | 131,775 | 0.03 | 32,944 | 600 | 100.00 |
| 12.000 - 12.499 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 12.500 - 12.999 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the Group II Loans will be approximately 6.4630% per annum..
With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.





### Mortgage Rates of the Loans of the Group II Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $582,300 | 0.15% | $291,150 | 642 | 80.00% |
| 4.500 - 4.999 | 4 | 647,244 | 0.16 | 161,811 | 602 | 78.52 |
| 5.000 - 5.499 | 51 | 11,172,535 | 2.79 | 219,069 | 657 | 79.62 |
| 5.500 - 5.999 | 231 | 44,815,279 | 11.21 | 194,006 | 645 | 79.53 |
| 6.000 - 6.499 | 379 | 66,638,044 | 16.66 | 175,826 | 637 | 80.82 |
| 6.500 - 6.999 | 579 | 98,663,911 | 24.67 | 170,404 | 620 | 83.07 |
| 7.000 - 7.499 | 433 | 66,463,828 | 16.62 | 153,496 | 612 | 86.15 |
| 7.500 - 7.999 | 385 | 58,822,922 | 14.71 | 152,787 | 606 | 87.62 |
| 8.000 - 8.499 | 169 | 21,094,162 | 5.27 | 124,818 | 595 | 90.39 |
| 8.500 - 8.999 | 117 | 10,018,978 | 2.51 | 85,632 | 610 | 89.53 |
| 9.000 - 9.499 | 60 | 4,048,147 | 1.01 | 67,469 | 622 | 91.57 |
| 9.500 - 9.999 | 109 | 5,395,087 | 1.35 | 49,496 | 647 | 93.21 |
| 10.000 - 10.499 | 119 | 4,790,268 | 1.20 | 40,254 | 633 | 98.43 |
| 10.500 - 10.999 | 99 | 4,435,826 | 1.11 | 44,806 | 629 | 93.35 |
| 11.000 - 11.499 | 40 | 1,396,250 | 0.35 | 34,906 | 606 | 95.01 |
| 11.500 - 11.999 | 21 | 708,562 | 0.18 | 33,741 | 593 | 93.29 |
| 12.000 - 12.499 | 4 | 131,775 | 0.03 | 32,944 | 600 | 100.00 |
| 12.500 - 12.999 | 2 | 51,535 | 0.01 | 25,767 | 588 | 95.00 |
| 13.000 - 13.499 | 1 | 47,579 | 0.01 | 47,579 | 610 | 40.00 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

As of the cut-off date, the weighted average Mortgage Rate of the Group II Loans will be approximately 7.0430% per annum.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Original Loan-to-Value of the Group II Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.1 - 50.0 | 103 | $9,679,715 | 2.42% | $93,978 | 600 |
| 50.1 - 55.0 | 24 | 2,956,899 | 0.74 | 123,204 | 599 |
| 55.1 - 60.0 | 38 | 5,239,321 | 1.31 | 137,877 | 601 |
| 60.1 - 65.0 | 57 | 7,594,014 | 1.90 | 133,228 | 591 |
| 65.1 - 70.0 | 83 | 11,785,858 | 2.95 | 141,998 | 594 |
| 70.1 - 75.0 | 107 | 16,243,614 | 4.06 | 151,809 | 605 |
| 75.1 - 80.0 | 741 | 118,592,533 | 29.65 | 160,044 | 630 |
| 80.1 - 85.0 | 242 | 38,860,795 | 9.72 | 160,582 | 616 |
| 85.1 - 90.0 | 608 | 100,960,873 | 25.25 | 166,054 | 606 |
| 90.1 - 95.0 | 158 | 25,144,109 | 6.29 | 159,140 | 653 |
| 95.1 - 100.0 | 644 | 62,866,499 | 15.72 | 97,619 | 647 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.
The weighted average Loan-to-Value Ratio at origination of the Group II Loans will be approximately 84.5%.
*No Mortgage Loan in the final pool will have a loan-to-value ratio or combined-loan-to-value ratio in excess of 100%.*



# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Geographical Distributions of Mortgaged Properties of the Group II Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 48 | $4,647,161 | 1.16% | $96,816 | 611 | 90.79% |
| Arkansas | 17 | 1,771,120 | 0.44 | 104,184 | 606 | 84.63 |
| Arizona | 165 | 22,387,560 | 5.60 | 135,682 | 630 | 85.12 |
| California | 99 | 19,140,161 | 4.79 | 193,335 | 632 | 81.81 |
| Colorado | 53 | 8,500,805 | 2.13 | 160,393 | 635 | 85.99 |
| Connecticut | 166 | 26,539,971 | 6.64 | 159,879 | 611 | 83.40 |
| Delaware | 14 | 2,051,236 | 0.51 | 146,517 | 595 | 86.89 |
| Florida | 268 | 35,043,686 | 8.76 | 130,760 | 622 | 85.00 |
| Georgia | 261 | 30,809,046 | 7.70 | 118,042 | 624 | 85.89 |
| Iowa | 20 | 2,046,975 | 0.51 | 102,349 | 605 | 89.01 |
| Idaho | 1 | 77,087 | 0.02 | 77,087 | 620 | 90.00 |
| Illinois | 81 | 11,937,644 | 2.98 | 147,378 | 611 | 85.05 |
| Indiana | 57 | 5,285,535 | 1.32 | 92,729 | 626 | 91.06 |
| Kansas | 9 | 1,107,945 | 0.28 | 123,105 | 671 | 96.95 |
| Kentucky | 44 | 3,716,812 | 0.93 | 84,473 | 599 | 86.61 |
| Louisiana | 22 | 2,511,537 | 0.63 | 114,161 | 631 | 90.55 |
| Massachusetts | 150 | 27,479,019 | 6.87 | 183,193 | 628 | 77.14 |
| Maryland | 169 | 31,024,367 | 7.76 | 183,576 | 615 | 83.08 |
| Maine | 25 | 3,278,288 | 0.82 | 131,132 | 623 | 82.26 |
| Michigan | 33 | 4,019,400 | 1.01 | 121,800 | 624 | 88.41 |
| Minnesota | 51 | 7,965,876 | 1.99 | 156,194 | 628 | 84.46 |
| Missouri | 23 | 3,341,872 | 0.84 | 145,299 | 613 | 87.35 |
| Mississippi | 19 | 1,974,870 | 0.49 | 103,941 | 616 | 95.20 |
| Montana | 1 | 90,767 | 0.02 | 90,767 | 564 | 90.00 |
| North Carolina | 129 | 14,441,531 | 3.61 | 111,950 | 616 | 87.65 |
| North Dakota | 2 | 95,725 | 0.02 | 47,862 | 610 | 80.00 |
| Nebraska | 3 | 308,096 | 0.08 | 102,699 | 584 | 88.10 |
| New Hampshire | 36 | 5,738,285 | 1.43 | 159,397 | 644 | 81.78 |
| New Jersey | 141 | 25,206,560 | 6.30 | 178,770 | 626 | 83.09 |
| New Mexico | 5 | 849,572 | 0.21 | 169,914 | 586 | 86.44 |
| Nevada | 37 | 6,744,550 | 1.69 | 182,285 | 637 | 82.74 |
| New York | 142 | 23,430,795 | 5.86 | 165,006 | 629 | 81.92 |
| Ohio | 68 | 7,438,164 | 1.86 | 109,385 | 613 | 88.66 |
| Oklahoma | 22 | 2,149,694 | 0.54 | 97,713 | 623 | 88.56 |
| Oregon | 11 | 1,684,440 | 0.42 | 153,131 | 625 | 86.29 |
| Rhode Island | 29 | 4,855,574 | 1.21 | 167,434 | 642 | 82.63 |
| South Carolina | 49 | 5,280,106 | 1.32 | 107,757 | 606 | 89.76 |
| South Dakota | 1 | 105,311 | 0.03 | 105,311 | 654 | 90.00 |
| Tennessee | 66 | 6,478,364 | 1.62 | 98,157 | 632 | 88.55 |
| Texas | 2 | 187,273 | 0.05 | 93,636 | 693 | 81.27 |
| Utah | 13 | 1,798,905 | 0.45 | 138,377 | 641 | 86.60 |
| Virginia | 145 | 21,713,627 | 5.43 | 149,749 | 613 | 85.80 |
| Vermont | 9 | 1,291,445 | 0.32 | 143,494 | 615 | 86.38 |
| Washington | 38 | 5,556,484 | 1.39 | 146,223 | 637 | 85.66 |
| Wisconsin | 52 | 7,049,466 | 1.76 | 135,567 | 617 | 88.51 |
| West Virginia | 8 | 571,525 | 0.14 | 71,441 | 603 | 83.58 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Wyoming | 1 | 200,000 | 0.05 | 200,000 | 627 | 80.00 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Purpose of the Group II Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Purchase | 913 | $126,649,732 | 31.67% | $138,718 | 649 | 87.74% |
| Rate/Term refinance | 42 | 5,433,500 | 1.36 | 129,369 | 607 | 80.61 |
| Equity refinance | 1,850 | 267,840,999 | 66.97 | 144,779 | 610 | 83.05 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Mortgage Loan Documentation Types of the Group II Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 2,702 | $384,796,004 | 96.22% | $142,412 | 622 | 85.02% |
| Reduced Documentation | 103 | 15,128,227 | 3.78 | 146,876 | 623 | 71.28 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Occupancy Type of the Group II Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 2,675 | $380,701,802 | 95.19% | $142,318 | 620 | 84.43% |
| Second/Vacation | 26 | 3,890,475 | 0.97 | 149,634 | 681 | 90.98 |
| Non Owner Occupied | 104 | 15,331,953 | 3.83 | 147,423 | 673 | 84.55 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio..

# RASC SERIES 2005-EMX1 TRUST (Part II of II)

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-EMX1

### Mortgaged Property Types of the Group II Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single Family (detached) | 2,131 | $288,217,197 | 72.07% | $135,250 | 619 | 84.60% |
| Townhouse/rowhouse | 48 | 7,806,021 | 1.95 | 162,625 | 610 | 82.98 |
| Condo under 5 stories | 98 | 14,096,939 | 3.52 | 143,846 | 620 | 82.56 |
| Detached PUD | 205 | 31,324,503 | 7.83 | 152,802 | 630 | 85.55 |
| Attached PUD | 196 | 31,478,977 | 7.87 | 160,607 | 632 | 86.50 |
| Two-to-four family units | 127 | 27,000,594 | 6.75 | 212,603 | 639 | 81.42 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Credit Grades of the Group II Loans

| Group II Credit Grade | Number Of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| AX | 2,458 | $353,836,547 | 88.48% | $143,953 | 629 | 85.25% |
| AM | 272 | 36,923,972 | 9.23 | 135,750 | 579 | 81.90 |
| B | 69 | 8,650,982 | 2.16 | 125,377 | 555 | 65.51 |
| C | 6 | 512,730 | 0.13 | 85,455 | 581 | 75.66 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

### Prepayment Penalty Terms of the Group II Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,005 | $139,543,305 | 34.89% | $138,849 | 624 | 84.97% |
| 12 Months | 169 | 25,178,669 | 6.30 | 148,986 | 631 | 83.28 |
| 24 Months | 918 | 142,797,659 | 35.71 | 155,553 | 618 | 85.45 |
| 36 Months | 707 | 91,679,789 | 22.92 | 129,674 | 624 | 82.56 |
| Other | 6 | 724,809 | 0.18 | 120,801 | 667 | 95.94 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

"Other" means not 0, 12, 24 or 36 months and not more than 36 months.

With respect to the Junior Lien Loans, the table was calculated using the Combined-Loan-to-Value ratio.

## Interest Only Terms of the Group II Loans

| Interest Only Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 2451 | $329,940,511 | 82.50% | $134,615 | 618 | 85.08% |
| 12 Months | 2 | 520,150 | 0.13 | 260,075 | 675 | 77.71 |
| 24 Months | 257 | 49,654,203 | 12.42 | 193,207 | 641 | 81.82 |
| 36 Months | 93 | 19,409,367 | 4.85 | 208,703 | 648 | 81.81 |
| 60 Months | 2 | 400,000 | 0.10 | 200,000 | 622 | 80.00 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

## Note Margins of the Group II Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 925 | $79,616,668 | 19.91% | $86,072 | 626 | 82.81% |
| 2.500 - 2.999 | 1 | 299,223 | 0.07 | 299,223 | 560 | 78.00 |
| 3.000 - 3.499 | 14 | 2,521,683 | 0.63 | 180,120 | 647 | 78.81 |
| 3.500 - 3.999 | 105 | 20,421,768 | 5.11 | 194,493 | 655 | 80.21 |
| 4.000 - 4.499 | 293 | 54,647,206 | 13.66 | 186,509 | 638 | 79.87 |
| 4.500 - 4.999 | 426 | 76,029,310 | 19.01 | 178,473 | 630 | 83.25 |
| 5.000 - 5.499 | 412 | 68,950,000 | 17.24 | 167,354 | 614 | 85.64 |
| 5.500 - 5.999 | 306 | 50,517,162 | 12.63 | 165,089 | 606 | 88.88 |
| 6.000 - 6.499 | 214 | 31,298,394 | 7.83 | 146,254 | 601 | 89.44 |
| 6.500 - 6.999 | 78 | 11,502,820 | 2.88 | 147,472 | 600 | 92.85 |
| 7.000 - 7.499 | 24 | 3,347,526 | 0.84 | 139,480 | 602 | 94.75 |
| 7.500 - 7.999 | 7 | 772,472 | 0.19 | 110,353 | 594 | 88.06 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

As of the cut-off date, the weighted average Note Margin of the Group II Loans will be approximately 5.0797% per annum.

## Maximum Mortgage Rates of the Group II Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 925 | $79,616,668 | 19.91% | $86,072 | 626 | 82.81% |
| 10.000 - 10.999 | 6 | 1,229,544 | 0.31 | 204,924 | 621 | 79.22 |
| 11.000 - 11.999 | 271 | 53,636,325 | 13.41 | 197,920 | 648 | 79.89 |
| 12.000 - 12.999 | 828 | 144,954,126 | 36.25 | 175,065 | 627 | 83.08 |
| 13.000 - 13.999 | 617 | 98,535,615 | 24.64 | 159,701 | 605 | 88.57 |
| 14.000 - 14.999 | 147 | 20,419,759 | 5.11 | 138,910 | 596 | 92.93 |
| 15.000 - 15.999 | 11 | 1,532,194 | 0.38 | 139,290 | 596 | 99.17 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

As of the cut-off date, the weighted average Maximum Mortgage Rate of the Group II Loans will be approximately 12.8028%.

## Minimum Mortgage Rates of the Group II Loans

| Minimum Mortgage Rates (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 925 | $79,616,668 | 19.91% | $86,072 | 626 | 82.81% |
| 3.000 - 3.999 | 1 | 225,250 | 0.06 | 225,250 | 629 | 85.00 |
| 4.000 - 4.999 | 27 | 5,063,643 | 1.27 | 187,542 | 633 | 80.16 |
| 5.000 - 5.999 | 273 | 53,704,210 | 13.43 | 196,719 | 648 | 79.98 |
| 6.000 - 6.999 | 805 | 141,026,892 | 35.26 | 175,189 | 626 | 83.11 |
| 7.000 - 7.999 | 616 | 98,335,615 | 24.59 | 159,636 | 605 | 88.58 |
| 8.000 - 8.999 | 147 | 20,419,759 | 5.11 | 138,910 | 596 | 92.93 |
| 9.000 - 9.999 | 11 | 1,532,194 | 0.38 | 139,290 | 596 | 99.17 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

As of the cut-off date, the weighted average Minimum Mortgage Rate of the Group II Loans will be approximately 6.7760%.





### Next Interest Rate Adjustment Date of the Group II Loans

| Next Interest Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Fixed | 925 | $79,616,668 | 19.91% | $86,072 | 626 | 82.81% |
| May 2006 | 1 | 114,350 | 0.03 | 114,350 | 678 | 80.00 |
| June 2006 | 7 | 1,471,602 | 0.37 | 210,229 | 625 | 80.13 |
| July 2006 | 9 | 2,417,568 | 0.60 | 268,619 | 643 | 85.18 |
| August 2006 | 6 | 926,881 | 0.23 | 154,480 | 603 | 83.19 |
| September 2006 | 342 | 56,185,449 | 14.05 | 164,285 | 625 | 84.36 |
| October 2006 | 211 | 35,454,307 | 8.87 | 168,030 | 630 | 85.76 |
| November 2006 | 294 | 46,780,273 | 11.70 | 159,117 | 618 | 84.55 |
| December 2006 | 310 | 55,380,189 | 13.85 | 178,646 | 616 | 85.10 |
| January 2007 | 202 | 33,831,315 | 8.46 | 167,482 | 608 | 85.28 |
| June 2007 | 2 | 390,813 | 0.10 | 195,406 | 723 | 78.06 |
| September 2007 | 29 | 5,397,641 | 1.35 | 186,126 | 631 | 85.81 |
| October 2007 | 68 | 12,411,029 | 3.10 | 182,515 | 633 | 85.92 |
| November 2007 | 147 | 25,466,367 | 6.37 | 173,241 | 628 | 85.52 |
| December 2007 | 183 | 31,831,080 | 7.96 | 173,940 | 623 | 85.01 |
| January 2008 | 69 | 12,248,699 | 3.06 | 177,517 | 615 | 82.73 |
| **Total:** | **2,805** | **$399,924,231** | **100.00%** | **$142,575** | **622** | **84.50%** |

As of the cut-off date, the weighted average months to the next rate adjustment date will be approximately 24.

| Period | Static XS Spread | Forward XS Spread | Forward 1m LIBOR | Forward 6m LIBOR |
|---|---|---|---|---|
| 1 | 438 | 438 | 2.6500% | 3.1125% |
| 2 | 341 | 316 | 2.8883% | 3.2668% |
| 3 | 351 | 309 | 3.0792% | 3.3807% |
| 4 | 342 | 296 | 3.1029% | 3.4854% |
| 5 | 352 | 280 | 3.3871% | 3.6022% |
| 6 | 343 | 261 | 3.4649% | 3.6751% |
| 7 | 344 | 257 | 3.5069% | 3.7518% |
| 8 | 354 | 259 | 3.6239% | 3.7988% |
| 9 | 345 | 240 | 3.7000% | 3.8326% |
| 10 | 356 | 248 | 3.7507% | 3.8641% |
| 11 | 347 | 227 | 3.8482% | 3.8988% |
| 12 | 347 | 223 | 3.8995% | 3.9215% |
| 13 | 375 | 274 | 3.7809% | 3.9497% |
| 14 | 346 | 231 | 3.8343% | 4.0016% |
| 15 | 356 | 239 | 3.8846% | 4.0513% |
| 16 | 346 | 221 | 3.9394% | 4.1067% |
| 17 | 356 | 230 | 3.9928% | 4.1584% |
| 18 | 346 | 211 | 4.0436% | 4.2087% |
| 19 | 346 | 206 | 4.0963% | 4.2618% |
| 20 | 355 | 216 | 4.1472% | 4.2683% |
| 21 | 354 | 212 | 4.2002% | 4.2696% |
| 22 | 427 | 337 | 4.2511% | 4.2668% |
| 23 | 417 | 317 | 4.2991% | 4.2605% |
| 24 | 417 | 312 | 4.3482% | 4.2499% |
| 25 | 446 | 376 | 4.1278% | 4.2357% |
| 26 | 417 | 331 | 4.1558% | 4.2626% |
| 27 | 426 | 343 | 4.1825% | 4.2890% |
| 28 | 416 | 328 | 4.2103% | 4.3170% |
| 29 | 426 | 340 | 4.2372% | 4.3436% |
| 30 | 416 | 322 | 4.2657% | 4.3696% |
| 31 | 415 | 320 | 4.2929% | 4.3971% |
| 32 | 425 | 332 | 4.3171% | 4.4090% |
| 33 | 415 | 316 | 4.3439% | 4.4213% |
| 34 | 438 | 360 | 4.3692% | 4.4332% |
| 35 | 441 | 369 | 4.3959% | 4.4434% |
| 36 | 441 | 366 | 4.4190% | 4.4522% |
| 37 | 460 | 401 | 4.3684% | 4.4609% |
| 38 | 430 | 353 | 4.3892% | 4.4814% |
| 39 | 443 | 368 | 4.4105% | 4.5024% |
| 40 | 435 | 358 | 4.4310% | 4.5231% |
| 41 | 447 | 373 | 4.4492% | 4.5410% |
| 42 | 437 | 356 | 4.4690% | 4.5605% |
| 43 | 438 | 355 | 4.4885% | 4.5791% |
| 44 | 449 | 369 | 4.5084% | 4.5872% |

| Period | Static XS Spread | Forward XS Spread | Forward 1m LIBOR | Forward 6m LIBOR |
|---|---|---|---|---|
| 45 | 439 | 352 | 4.5280% | 4.5961% |
| 46 | 450 | 370 | 4.5449% | 4.6033% |
| 47 | 440 | 353 | 4.5633% | 4.6104% |
| 48 | 440 | 351 | 4.5796% | 4.6169% |
| 49 | 470 | 402 | 4.5396% | 4.6221% |
| 50 | 441 | 353 | 4.5564% | 4.6376% |
| 51 | 451 | 367 | 4.5712% | 4.6531% |
| 52 | 441 | 353 | 4.5859% | 4.6680% |
| 53 | 451 | 368 | 4.6008% | 4.6827% |
| 54 | 442 | 350 | 4.6154% | 4.6964% |
| 55 | 442 | 349 | 4.6289% | 4.7096% |
| 56 | 452 | 363 | 4.6431% | 4.7147% |
| 57 | 442 | 345 | 4.6576% | 4.7205% |
| 58 | 451 | 362 | 4.6714% | 4.7251% |
| 59 | 441 | 344 | 4.6847% | 4.7304% |
| 60 | 441 | 343 | 4.6966% | 4.7342% |
| 61 | 471 | 393 | 4.6625% | 4.7375% |
| 62 | 441 | 343 | 4.6750% | 4.7502% |
| 63 | 451 | 358 | 4.6858% | 4.7603% |
| 64 | 441 | 342 | 4.6968% | 4.7714% |
| 65 | 450 | 357 | 4.7078% | 4.7822% |
| 66 | 440 | 339 | 4.7186% | 4.7922% |
| 67 | 440 | 337 | 4.7298% | 4.8021% |
| 68 | 450 | 352 | 4.7394% | 4.8303% |
| 69 | 440 | 335 | 4.7496% | 4.8561% |
| 70 | 450 | 354 | 4.7594% | 4.8849% |
| 71 | 440 | 337 | 4.7692% | 4.9145% |
| 72 | 440 | 336 | 4.7782% | 4.9411% |
| 73 | 469 | 375 | 4.8915% | 4.9703% |
| 74 | 439 | 322 | 4.9032% | 4.9822% |
| 75 | 449 | 338 | 4.9138% | 4.9919% |

# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 540 - 559 | 1 | $200,000 | 0.16% | $200,000 | 555 | 67.00% |
| 580 - 599 | 38 | 7,854,381 | 6.10 | 206,694 | 589 | 82.06 |
| 600 - 619 | 88 | 17,421,245 | 13.54 | 197,969 | 609 | 81.73 |
| 620 - 639 | 160 | 34,823,740 | 27.06 | 217,648 | 629 | 82.07 |
| 640 - 659 | 111 | 27,331,250 | 21.24 | 246,227 | 649 | 82.02 |
| 660 - 679 | 85 | 22,103,224 | 17.18 | 260,038 | 669 | 83.47 |
| 680 - 699 | 40 | 8,945,240 | 6.95 | 223,631 | 688 | 80.20 |
| 700 - 719 | 18 | 4,295,087 | 3.34 | 238,616 | 705 | 82.13 |
| 720 - 739 | 14 | 2,970,708 | 2.31 | 212,193 | 725 | 83.05 |
| 740 - 759 | 9 | 1,625,440 | 1.26 | 180,604 | 748 | 84.32 |
| 760 or greater | 5 | 1,117,029 | 0.87 | 223,406 | 768 | 78.84 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |



**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 11 | $1,001,300 | 0.78% | $91,027 | 623 | 81.32% |
| $100,001 - $200,000 | 265 | 39,719,519 | 30.87 | 149,885 | 644 | 81.28 |
| $200,001 - $300,000 | 198 | 48,696,395 | 37.84 | 245,941 | 647 | 81.77 |
| $300,001 - $400,000 | 54 | 18,489,098 | 14.37 | 342,391 | 648 | 82.81 |
| $400,001 - $500,000 | 24 | 10,480,298 | 8.14 | 436,679 | 642 | 85.62 |
| $500,001 - $600,000 | 11 | 6,093,932 | 4.74 | 553,994 | 665 | 81.44 |
| $600,001 - $700,000 | 2 | 1,262,000 | 0.98 | 631,000 | 641 | 82.39 |
| $700,001 - $800,000 | 4 | 2,944,800 | 2.29 | 736,200 | 650 | 84.28 |

# RASC 2005-EMX1
## Total Marketing Pool
## Interest Only Mortgage Loans

| Total: | 569 | $128,687,343 | 100.00% | $226,164 | 646 | 82.12% |
|---|---|---|---|---|---|---|

### 3. Range of Net Mortgage Rates

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.500 - 3.999 | 2 | $582,300 | 0.45% | $291,150 | 642 | 80.00% |
| 4.000 - 4.499 | 4 | 1,282,350 | 1.00 | 320,587 | 660 | 74.43 |
| 4.500 - 4.999 | 29 | 8,475,260 | 6.59 | 292,250 | 673 | 83.45 |
| 5.000 - 5.499 | 159 | 38,066,296 | 29.58 | 239,411 | 653 | 81.07 |
| 5.500 - 5.999 | 197 | 44,429,832 | 34.53 | 225,532 | 648 | 81.75 |
| 6.000 - 6.499 | 130 | 26,825,590 | 20.85 | 206,351 | 634 | 83.30 |
| 6.500 - 6.999 | 36 | 6,186,755 | 4.81 | 171,854 | 617 | 84.26 |
| 7.000 - 7.499 | 11 | 2,739,960 | 2.13 | 249,087 | 632 | 86.25 |
| 7.500 - 7.999 | 1 | 99,000 | 0.08 | 99,000 | 596 | 90.00 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

### 4. Range of Mortgage Rates

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $582,300 | 0.45% | $291,150 | 642 | 80.00% |
| 4.500 - 4.999 | 1 | 114,350 | 0.09 | 114,350 | 678 | 80.00 |
| 5.000 - 5.499 | 26 | 7,904,160 | 6.14 | 304,006 | 670 | 82.35 |
| 5.500 - 5.999 | 144 | 34,985,045 | 27.19 | 242,952 | 653 | 80.85 |
| 6.000 - 6.499 | 185 | 42,583,311 | 33.09 | 230,180 | 650 | 81.80 |
| 6.500 - 6.999 | 156 | 32,533,040 | 25.28 | 208,545 | 637 | 83.18 |
| 7.000 - 7.499 | 40 | 6,629,079 | 5.15 | 165,727 | 619 | 83.81 |
| 7.500 - 7.999 | 13 | 3,066,660 | 2.38 | 235,897 | 628 | 86.15 |

# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

| | | | | | | |
|---|---|---|---|---|---|---|
| 8.000 - 8.499 | 2 | 289,400 | 0.22 | 144,700 | 605 | 83.42 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**5. Range of Original Loan-to-Value Ratios**

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 3 | $624,960 | 0.49% | $208,320 | 691 | 44.20% |
| 55.01 - 60.00 | 4 | 1,021,000 | 0.79 | 255,250 | 639 | 57.99 |
| 60.01 - 65.00 | 1 | 227,204 | 0.18 | 227,204 | 691 | 63.00 |
| 65.01 - 70.00 | 7 | 1,586,797 | 1.23 | 226,685 | 623 | 68.83 |
| 70.01 - 75.00 | 12 | 3,352,400 | 2.61 | 279,367 | 641 | 74.46 |
| 75.01 - 80.00 | 376 | 78,574,014 | 61.06 | 208,973 | 647 | 79.86 |
| 80.01 - 85.00 | 43 | 10,653,794 | 8.28 | 247,763 | 628 | 84.69 |
| 85.01 - 90.00 | 119 | 31,804,568 | 24.71 | 267,265 | 650 | 89.66 |
| 90.01 - 95.00 | 3 | 695,605 | 0.54 | 231,868 | 668 | 93.42 |
| 95.01 - 100.00 | 1 | 147,000 | 0.11 | 147,000 | 757 | 100.00 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |





# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" l

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| California | 63 | $21,311,655 | 16.56% | $338,280 | 649 | 83.01% |
| Arizona | 93 | 16,680,425 | 12.96 | 179,359 | 646 | 81.72 |
| Georgia | 84 | 15,452,873 | 12.01 | 183,963 | 643 | 82.13 |
| Florida | 49 | 10,470,895 | 8.14 | 213,692 | 646 | 82.37 |
| Virginia | 29 | 7,126,016 | 5.54 | 245,725 | 648 | 83.14 |
| Colorado | 32 | 6,782,156 | 5.27 | 211,942 | 640 | 82.20 |
| Maryland | 25 | 6,626,646 | 5.15 | 265,066 | 637 | 82.05 |
| Massachussetts | 20 | 6,115,916 | 4.75 | 305,796 | 660 | 82.01 |
| Nevada | 22 | 5,644,963 | 4.39 | 256,589 | 650 | 79.95 |
| Washington | 25 | 5,488,280 | 4.26 | 219,531 | 646 | 80.50 |
| Minnesota | 24 | 5,291,730 | 4.11 | 220,489 | 644 | 81.92 |
| Other | 103 | 21,695,789 | 16.86 | 210,639 | 647 | 82.17 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" l

**7. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 289 | $68,780,781 | 53.45% | $237,996 | 642 | 82.66% |
| Purchase | 270 | 58,140,492 | 45.18 | 215,335 | 652 | 81.50 |
| Rate/Term Refinance | 10 | 1,766,070 | 1.37 | 176,607 | 648 | 81.95 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" l

# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

**8. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 568 | $128,435,343 | 99.80% | $226,119 | 646 | 82.13% |
| Reduced Documentation | 1 | 252,000 | 0.20 | 252,000 | 637 | 80.00 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 569 | $128,687,343 | 100.00% | $226,164 | 646 | 82.12% |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**10. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 344 | $77,328,823 | 60.09% | $224,793 | 644 | 81.92% |
| Planned Unit Developments (detached) | 125 | 29,105,995 | 22.62 | 232,848 | 648 | 81.89 |
| Planned Unit Developments (attached) | 63 | 14,041,937 | 10.91 | 222,888 | 653 | 82.98 |
| Condo Low-Rise (less than 5 stories) | 27 | 6,091,588 | 4.73 | 225,614 | 649 | 82.50 |
| Townhouse | 7 | 1,391,700 | 1.08 | 198,814 | 647 | 85.24 |
| Two- to four- family units | 3 | 727,300 | 0.57 | 242,433 | 702 | 88.10 |

# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

| Total: | 569 | $128,687,343 | 100.00% | $226,164 | 646 | 82.12% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**11. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 533 | $121,090,243 | 94.10% | $227,186 | 650 | 82.13% |
| AM | 35 | 7,305,101 | 5.68 | 208,717 | 588 | 82.12 |
| B | 1 | 292,000 | 0.23 | 292,000 | 604 | 80.00 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**12. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 46 | $12,128,910 | 9.43% | $263,672 | 652 | 81.09% |
| 24 Months | 263 | 55,325,060 | 42.99 | 210,361 | 642 | 81.32 |
| 36 Months | 80 | 19,327,850 | 15.02 | 241,598 | 650 | 82.96 |
| None | 180 | 41,905,523 | 32.56 | 232,808 | 649 | 83.10 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

**13. Interest Only Term**

| Interest Only Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 | 2 | $520,150 | 0.40% | $260,075 | 675 | 77.71% |
| 24 | 400 | 88,009,206 | 68.39 | 220,023 | 645 | 81.86 |
| 36 | 164 | 39,267,487 | 30.51 | 239,436 | 650 | 82.69 |
| 60 | 3 | 890,500 | 0.69 | 296,833 | 611 | 85.51 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**14. Range of Note Margins**

| Range of Note Margins | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.000% - 3.499% | 6 | $1,938,800 | 1.51% | $323,133 | 660 | 76.32% |
| 3.500% - 3.999% | 60 | 15,439,555 | 12.00 | 257,326 | 664 | 82.05 |
| 4.000% - 4.499% | 179 | 41,684,556 | 32.39 | 232,875 | 651 | 81.52 |
| 4.500% - 4.999% | 201 | 44,719,946 | 34.75 | 222,487 | 646 | 82.31 |
| 5.000% - 5.499% | 88 | 18,283,936 | 14.21 | 207,772 | 628 | 83.14 |
| 5.500% - 5.999% | 24 | 4,066,191 | 3.16 | 169,425 | 624 | 83.48 |
| 6.000% - 6.499% | 9 | 2,182,609 | 1.70 | 242,512 | 624 | 84.22 |
| 6.500% - 6.999% | 2 | 371,750 | 0.29 | 185,875 | 650 | 83.29 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1


Banc of America Securities


# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

**15. Initial Adjustment Caps**

| Initial Adjustment Caps | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 1.000 | 1 | $420,000 | 0.33% | $420,000 | 615 | 80.00% |
| 3.000 | 567 | 128,154,589 | 99.59 | 226,022 | 647 | 82.13 |
| 3.450 | 1 | 112,754 | 0.09 | 112,754 | 649 | 80.00 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

**16. Periodic Adjustment Caps**

| Periodic Adjustment Caps | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 1.000 | 569 | $128,687,343 | 100.00% | $226,164 | 646 | 82.12% |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

**17. Range of Maximum Mortgage Rates**

| Range of Maximum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 10.000% - 10.999% | 3 | $696,649 | 0.54% | $232,216 | 648 | 80.00% |
| 11.000% - 11.999% | 170 | 42,889,205 | 33.33 | 252,289 | 656 | 81.13 |
| 12.000% - 12.999% | 341 | 75,116,350 | 58.37 | 220,283 | 644 | 82.39 |
| 13.000% - 13.999% | 53 | 9,695,739 | 7.53 | 182,938 | 622 | 84.55 |
| 14.000% - 14.999% | 2 | 289,400 | 0.22 | 144,700 | 605 | 83.42 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

**18. Range of Minimum Mortgage Rates**

| Range of Minimum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.000% - 3.999% | 4 | $1,015,833 | 0.79% | $253,958 | 660 | 83.88% |
| 4.000% - 4.999% | 28 | 5,451,819 | 4.24 | 194,708 | 642 | 80.89 |
| 5.000% - 5.999% | 168 | 42,369,078 | 32.92 | 252,197 | 655 | 81.18 |
| 6.000% - 6.999% | 316 | 70,164,474 | 54.52 | 222,039 | 645 | 82.43 |
| 7.000% - 7.999% | 52 | 9,495,739 | 7.38 | 182,610 | 621 | 84.65 |
| 8.000% - 8.999% | 1 | 190,400 | 0.15 | 190,400 | 610 | 80.00 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Interest Only Mortgage Loans

### 19. Next Interest Rate Adjustment Date

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2006-05 | 1 | $114,350 | 0.09% | $114,350 | 678 | 80.00% |
| 2006-06 | 5 | 1,243,121 | 0.97 | 248,624 | 619 | 81.12 |
| 2006-07 | 9 | 2,581,142 | 2.01 | 286,794 | 651 | 83.84 |
| 2006-08 | 4 | 742,200 | 0.58 | 185,550 | 628 | 81.35 |
| 2006-09 | 112 | 24,035,843 | 18.68 | 214,606 | 648 | 80.78 |
| 2006-10 | 63 | 13,177,036 | 10.24 | 209,159 | 641 | 80.94 |
| 2006-11 | 69 | 15,388,381 | 11.96 | 223,020 | 645 | 82.52 |
| 2006-12 | 78 | 18,463,899 | 14.35 | 236,717 | 644 | 82.86 |
| 2007-01 | 65 | 13,815,050 | 10.74 | 212,539 | 647 | 82.41 |
| 2007-06 | 2 | 390,813 | 0.30 | 195,406 | 723 | 78.06 |
| 2007-09 | 9 | 1,651,802 | 1.28 | 183,534 | 670 | 77.51 |
| 2007-10 | 19 | 4,583,612 | 3.56 | 241,243 | 655 | 82.01 |
| 2007-11 | 54 | 12,233,468 | 9.51 | 226,546 | 645 | 82.64 |
| 2007-12 | 56 | 14,325,377 | 11.13 | 255,810 | 646 | 82.58 |
| 2008-01 | 23 | 5,941,250 | 4.62 | 258,315 | 653 | 85.32 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

**RASC 2005-EMX1**

| | | |
|---|---|---|
| Total | | |
| | % Silent Second | 17.05% |
| | % CLTV incl Silent Second | 88.00% |
| | | |
| Group 1 | % Silent Second | 15.05% |
| | % CLTV incl Silent Second | 87.70% |



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Second Lien Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 500 - 519 | 1 | $49,980 | 0.20% | $49,980 | 508 | 68.00% |
| 520 - 539 | 3 | 226,983 | 0.90 | 75,661 | 537 | 68.98 |
| 540 - 559 | 11 | 468,526 | 1.85 | 42,593 | 552 | 66.85 |
| 560 - 579 | 13 | 446,180 | 1.77 | 34,322 | 570 | 72.51 |
| 580 - 599 | 61 | 2,341,044 | 9.26 | 38,378 | 589 | 89.90 |
| 600 - 619 | 112 | 4,712,717 | 18.65 | 42,078 | 610 | 94.40 |
| 620 - 639 | 155 | 6,728,217 | 26.62 | 43,408 | 630 | 96.31 |
| 640 - 659 | 88 | 3,621,869 | 14.33 | 41,158 | 649 | 97.15 |
| 660 - 679 | 67 | 2,871,523 | 11.36 | 42,859 | 668 | 95.47 |
| 680 - 699 | 38 | 1,701,628 | 6.73 | 44,780 | 688 | 94.57 |
| 700 - 719 | 20 | 896,866 | 3.55 | 44,843 | 706 | 93.98 |
| 720 - 739 | 11 | 792,982 | 3.14 | 72,089 | 728 | 92.85 |
| 740 - 759 | 5 | 202,161 | 0.80 | 40,432 | 750 | 89.51 |
| 760 or greater | 8 | 212,118 | 0.84 | 26,515 | 782 | 83.98 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 580 | $23,687,516 | 93.73% | $40,841 | 637 | 93.99% |
| $100,001 - $200,000 | 13 | 1,585,278 | 6.27 | 121,944 | 651 | 88.60 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Second Lien Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Group 1 Marketing Pool
# Second Lien Mortgage Loans

3. Range of Net Mortgage Rates

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 11 | $514,719 | 2.04% | $46,793 | 704 | 84.04% |
| 6.000 - 6.499 | 2 | 54,984 | 0.22 | 27,492 | 640 | 100.00 |
| 6.500 - 6.999 | 4 | 83,619 | 0.33 | 20,905 | 626 | 97.18 |
| 7.000 - 7.499 | 9 | 337,469 | 1.34 | 37,497 | 644 | 73.82 |
| 7.500 - 7.999 | 15 | 495,641 | 1.96 | 33,043 | 611 | 70.56 |
| 8.000 - 8.499 | 53 | 2,349,598 | 9.30 | 44,332 | 668 | 88.59 |
| 8.500 - 8.999 | 77 | 3,896,852 | 15.42 | 50,608 | 656 | 91.10 |
| 9.000 - 9.499 | 121 | 5,347,966 | 21.16 | 44,198 | 639 | 94.41 |
| 9.500 - 9.999 | 132 | 5,417,483 | 21.44 | 41,042 | 632 | 97.22 |
| 10.000 - 10.499 | 103 | 4,382,039 | 17.34 | 42,544 | 624 | 97.04 |
| 10.500 - 10.999 | 40 | 1,494,801 | 5.91 | 37,370 | 610 | 96.92 |
| 11.000 - 11.499 | 22 | 742,388 | 2.94 | 33,745 | 604 | 95.09 |
| 11.500 - 11.999 | 4 | 155,236 | 0.61 | 38,809 | 586 | 94.21 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Second Lien Mortgage Loans

4. Range of Mortgage Rates

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 6.000 - 6.499 | 9 | $401,681 | 1.59% | $44,631 | 718 | 82.74% |
| 6.500 - 6.999 | 2 | 113,039 | 0.45 | 56,519 | 652 | 88.67 |
| 7.000 - 7.499 | 3 | 76,444 | 0.30 | 25,481 | 640 | 96.91 |
| 7.500 - 7.999 | 5 | 217,267 | 0.86 | 43,453 | 631 | 77.87 |
| 8.000 - 8.499 | 16 | 465,847 | 1.84 | 29,115 | 635 | 75.26 |
| 8.500 - 8.999 | 45 | 1,916,578 | 7.58 | 42,591 | 650 | 84.81 |
| 9.000 - 9.499 | 68 | 3,551,071 | 14.05 | 52,222 | 661 | 89.88 |
| 9.500 - 9.999 | 111 | 4,985,809 | 19.73 | 44,917 | 647 | 95.27 |
| 10.000 - 10.499 | 148 | 6,018,126 | 23.81 | 40,663 | 632 | 96.78 |
| 10.500 - 10.999 | 112 | 4,834,923 | 19.13 | 43,169 | 624 | 96.26 |
| 11.000 - 11.499 | 42 | 1,627,945 | 6.44 | 38,761 | 614 | 97.00 |
| 11.500 - 11.999 | 26 | 838,857 | 3.32 | 32,264 | 596 | 96.17 |
| 12.000 - 12.499 | 6 | 225,208 | 0.89 | 37,535 | 611 | 93.09 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Group 1 Marketing Pool
# Second Lien Mortgage Loans

**5. Range of Original Loan-to-Value Ratios**

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 10 | $426,249 | 1.69% | $42,625 | 612 | 39.39% |
| 50.01 - 55.00 | 2 | 39,392 | 0.16 | 19,696 | 640 | 54.71 |
| 55.01 - 60.00 | 6 | 320,450 | 1.27 | 53,408 | 578 | 57.98 |
| 60.01 - 65.00 | 12 | 431,874 | 1.71 | 35,990 | 636 | 63.29 |
| 65.01 - 70.00 | 17 | 831,410 | 3.29 | 48,906 | 623 | 68.78 |
| 70.01 - 75.00 | 10 | 469,412 | 1.86 | 46,941 | 600 | 73.19 |
| 75.01 - 80.00 | 9 | 655,575 | 2.59 | 72,842 | 661 | 78.11 |
| 80.01 - 85.00 | 26 | 1,348,380 | 5.34 | 51,861 | 614 | 83.86 |
| 85.01 - 90.00 | 35 | 1,705,967 | 6.75 | 48,742 | 642 | 88.69 |
| 90.01 - 95.00 | 33 | 1,346,941 | 5.33 | 40,816 | 631 | 93.67 |
| 95.01 - 100.00 | 432 | 17,638,288 | 69.79 | 40,829 | 642 | 99.93 |
| 100.01 - 105.00 | 1 | 58,857 | 0.23 | 58,857 | 633 | 101.00 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
## Group 1 Marketing Pool
## Second Lien Mortgage Loans

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Georgia | 67 | $2,441,629 | 9.66% | $36,442 | 638 | 99.78% |
| California | 28 | 1,765,437 | 6.99 | 63,051 | 650 | 95.23 |
| Arizona | 47 | 1,721,887 | 6.81 | 36,636 | 634 | 97.88 |
| New York | 32 | 1,655,646 | 6.55 | 51,739 | 634 | 77.95 |
| Massachussetts | 29 | 1,591,531 | 6.30 | 54,880 | 631 | 78.80 |
| Florida | 36 | 1,501,588 | 5.94 | 41,711 | 632 | 96.92 |
| Virginia | 31 | 1,477,744 | 5.85 | 47,669 | 644 | 97.36 |
| Maryland | 26 | 1,370,575 | 5.42 | 52,714 | 625 | 92.85 |
| Connecticut | 28 | 1,127,560 | 4.46 | 40,270 | 652 | 84.25 |
| New Jersey | 19 | 1,032,681 | 4.09 | 54,352 | 606 | 85.33 |
| North Carolina | 26 | 962,583 | 3.81 | 37,022 | 648 | 99.53 |
| Other | 224 | 8,623,934 | 34.12 | 38,500 | 641 | 96.99 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

(1) Other includes states and the District of Columbia with under 3% concentrations individually.

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**7. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 336 | $15,111,129 | 59.79% | $44,974 | 634 | 89.84% |
| Purchase | 252 | 9,912,208 | 39.22 | 39,334 | 643 | 99.69 |
| Rate/Term Refinance | 5 | 249,457 | 0.99 | 49,891 | 624 | 84.63 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Second Lien Mortgage Loans

**8. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 580 | $24,582,589 | 97.27% | $42,384 | 637 | 94.14% |
| Reduced Documentation | 13 | 690,206 | 2.73 | 53,093 | 647 | 76.23 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 590 | $25,182,188 | 99.64% | $42,682 | 637 | 93.75% |
| Non Owner-occupied | 1 | 49,851 | 0.20 | 49,851 | 801 | 43.00 |
| Second/Vacation | 2 | 40,755 | 0.16 | 20,378 | 650 | 92.61 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**10. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 437 | $17,844,531 | 70.61% | $40,834 | 637 | 92.98% |
| Planned Unit Developments (detached) | 79 | 3,558,672 | 14.08 | 45,046 | 634 | 98.69 |
| Planned Unit Developments (attached) | 47 | 2,419,164 | 9.57 | 51,472 | 649 | 97.23 |
| Two- to four- family units | 16 | 847,614 | 3.35 | 52,976 | 628 | 77.29 |
| Condo Low-Rise (less than 5 stories) | 12 | 506,909 | 2.01 | 42,242 | 656 | 93.21 |
| Townhouse | 2 | 95,905 | 0.38 | 47,953 | 624 | 88.53 |


Banc of America Securities

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Second Lien Mortgage Loans

| Total: | 593 | $25,272,795 | 100.00% | $42,619 | 638 | 93.65% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
# Group 1 Marketing Pool
# Second Lien Mortgage Loans

**11. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 541 | $23,290,329 | 92.16% | $43,051 | 641 | 93.86% |
| AM | 48 | 1,773,088 | 7.02 | 36,939 | 589 | 92.90 |
| B | 1 | 11,461 | 0.05 | 11,461 | 595 | 54.00 |
| C | 3 | 197,918 | 0.78 | 65,973 | 724 | 78.21 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**12. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 46 | $2,369,919 | 9.38% | $51,520 | 637 | 83.92% |
| 24 Months | 90 | 3,956,615 | 15.66 | 43,962 | 638 | 98.81 |
| 36 Months | 197 | 7,769,136 | 30.74 | 39,437 | 637 | 92.92 |
| None | 260 | 11,177,124 | 44.23 | 42,989 | 638 | 94.40 |
| **Total:** | **593** | **$25,272,795** | **100.00%** | **$42,619** | **638** | **93.65%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Adjustable Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 500 - 519 | 7 | $1,235,925 | 0.52% | $176,561 | 509 | 81.58% |
| 520 - 539 | 77 | 15,774,121 | 6.68 | 204,859 | 531 | 80.81 |
| 540 - 559 | 72 | 12,818,240 | 5.42 | 178,031 | 551 | 79.18 |
| 560 - 579 | 71 | 14,384,502 | 6.09 | 202,599 | 568 | 82.49 |
| 580 - 599 | 108 | 19,959,188 | 8.45 | 184,807 | 589 | 84.65 |
| 600 - 619 | 138 | 27,662,564 | 11.71 | 200,453 | 609 | 84.05 |
| 620 - 639 | 229 | 49,992,518 | 21.16 | 218,308 | 628 | 86.73 |
| 640 - 659 | 142 | 34,258,017 | 14.50 | 241,254 | 649 | 85.85 |
| 660 - 679 | 123 | 28,652,181 | 12.13 | 232,945 | 668 | 87.43 |
| 680 - 699 | 67 | 14,359,104 | 6.08 | 214,315 | 688 | 87.41 |
| 700 - 719 | 32 | 6,297,123 | 2.66 | 196,785 | 706 | 87.60 |
| 720 - 739 | 16 | 4,386,273 | 1.86 | 274,142 | 729 | 87.93 |
| 740 - 759 | 13 | 3,803,948 | 1.61 | 292,611 | 747 | 91.04 |
| 760 or greater | 12 | 2,718,732 | 1.15 | 226,561 | 774 | 87.91 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Adjustable Mortgage Loans

**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 143 | $11,450,066 | 4.85% | $80,070 | 611 | 84.57% |
| $100,001 - $200,000 | 500 | 72,473,533 | 30.67 | 144,947 | 622 | 84.85 |
| $200,001 - $300,000 | 232 | 57,202,341 | 24.21 | 246,562 | 620 | 84.56 |
| $300,001 - $400,000 | 134 | 47,622,084 | 20.15 | 355,389 | 625 | 85.20 |
| $400,001 - $500,000 | 66 | 28,960,544 | 12.26 | 438,796 | 641 | 88.02 |
| $500,001 - $600,000 | 24 | 13,167,369 | 5.57 | 548,640 | 663 | 85.96 |
| $600,001 - $700,000 | 4 | 2,481,697 | 1.05 | 620,424 | 623 | 84.89 |
| $700,001 - $800,000 | 4 | 2,944,800 | 1.25 | 736,200 | 650 | 84.28 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**3. Range of Net Mortgage Rates**

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 4 | $1,761,491 | 0.75% | $440,373 | 648 | 78.26% |
| 4.500 - 4.999 | 35 | 9,266,356 | 3.92 | 264,753 | 653 | 78.26 |
| 5.000 - 5.499 | 161 | 41,745,663 | 17.67 | 259,290 | 644 | 81.67 |
| 5.500 - 5.999 | 261 | 60,673,279 | 25.68 | 232,465 | 634 | 83.02 |
| 6.000 - 6.499 | 269 | 54,028,123 | 22.86 | 200,848 | 624 | 85.10 |
| 6.500 - 6.999 | 179 | 34,537,099 | 14.62 | 192,945 | 610 | 89.14 |
| 7.000 - 7.499 | 128 | 24,086,184 | 10.19 | 188,173 | 610 | 91.61 |
| 7.500 - 7.999 | 44 | 6,520,410 | 2.76 | 148,191 | 590 | 92.47 |
| 8.000 - 8.499 | 20 | 2,940,478 | 1.24 | 147,024 | 609 | 96.35 |
| 8.500 - 8.999 | 6 | 743,353 | 0.31 | 123,892 | 586 | 96.90 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Adjustable Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**4. Range of Mortgage Rates**

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | $310,643 | 0.13% | $310,643 | 627 | 90.00% |
| 5.000 - 5.499 | 28 | 7,800,781 | 3.30 | 278,599 | 651 | 78.60 |
| 5.500 - 5.999 | 153 | 39,684,601 | 16.79 | 259,376 | 644 | 81.13 |
| 6.000 - 6.499 | 233 | 56,019,043 | 23.71 | 240,425 | 634 | 82.23 |
| 6.500 - 6.999 | 281 | 57,114,892 | 24.17 | 203,256 | 628 | 85.20 |
| 7.000 - 7.499 | 181 | 34,608,815 | 14.65 | 191,209 | 614 | 88.32 |
| 7.500 - 7.999 | 149 | 28,968,714 | 12.26 | 194,421 | 608 | 91.62 |
| 8.000 - 8.499 | 44 | 6,730,722 | 2.85 | 152,971 | 597 | 92.38 |
| 8.500 - 8.999 | 30 | 4,205,190 | 1.78 | 140,173 | 606 | 95.51 |
| 9.000 - 9.499 | 7 | 859,034 | 0.36 | 122,719 | 591 | 97.31 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Adjustable Mortgage Loans

**5. Range of Original Loan-to-Value Ratios**

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 22 | $3,884,080 | 1.64% | $176,549 | 591 | 40.59% |
| 50.01 - 55.00 | 10 | 1,730,242 | 0.73 | 173,024 | 598 | 52.86 |
| 55.01 - 60.00 | 8 | 1,686,359 | 0.71 | 210,795 | 606 | 58.70 |
| 60.01 - 65.00 | 23 | 4,533,695 | 1.92 | 197,117 | 591 | 62.82 |
| 65.01 - 70.00 | 23 | 5,773,092 | 2.44 | 251,004 | 577 | 68.48 |
| 70.01 - 75.00 | 38 | 8,483,559 | 3.59 | 223,252 | 596 | 74.29 |
| 75.01 - 80.00 | 339 | 68,919,786 | 29.17 | 203,303 | 640 | 79.84 |
| 80.01 - 85.00 | 98 | 21,735,827 | 9.20 | 221,794 | 602 | 84.62 |
| 85.01 - 90.00 | 304 | 69,982,195 | 29.62 | 230,205 | 619 | 89.76 |
| 90.01 - 95.00 | 79 | 15,916,137 | 6.74 | 201,470 | 648 | 94.48 |
| 95.01 - 100.00 | 163 | 33,657,462 | 14.24 | 206,487 | 648 | 99.99 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Group 1 Marketing Pool
# Adjustable Mortgage Loans

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| California | 68 | $23,889,117 | 10.11% | $351,311 | 638 | 84.49% |
| Georgia | 120 | 21,320,196 | 9.02 | 177,668 | 625 | 86.03 |
| Maryland | 67 | 17,556,507 | 7.43 | 262,037 | 618 | 83.34 |
| Florida | 84 | 17,263,870 | 7.31 | 205,522 | 622 | 86.33 |
| Massachussetts | 56 | 16,767,034 | 7.10 | 299,411 | 641 | 82.48 |
| New Jersey | 62 | 16,316,758 | 6.91 | 263,174 | 618 | 84.50 |
| Virginia | 66 | 15,043,538 | 6.37 | 227,932 | 612 | 88.57 |
| New York | 51 | 13,042,399 | 5.52 | 255,733 | 609 | 81.82 |
| Arizona | 57 | 10,845,434 | 4.59 | 190,271 | 635 | 82.97 |
| Connecticut | 55 | 10,388,536 | 4.40 | 188,882 | 645 | 87.80 |
| Nevada | 27 | 7,300,352 | 3.09 | 270,383 | 635 | 83.27 |
| Other | 394 | 66,568,694 | 28.17 | 168,956 | 627 | 86.59 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

(1) Other includes states and the District of Columbia with under 3% concentrations individually.

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
## Group 1 Marketing Pool
## Adjustable Mortgage Loans

**7. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 700 | $149,777,931 | 63.38% | $213,968 | 612 | 84.07% |
| Purchase | 394 | 84,138,454 | 35.61 | 213,549 | 653 | 87.41 |
| Rate/Term Refinance | 13 | 2,386,050 | 1.01 | 183,542 | 644 | 86.05 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**8. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 1,070 | $228,854,080 | 96.85% | $213,882 | 627 | 85.68% |
| Reduced Documentation | 37 | 7,448,354 | 3.15 | 201,307 | 623 | 72.87 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 1,039 | $223,533,642 | 94.60% | $215,143 | 624 | 85.21% |
| Non Owner-occupied | 51 | 9,637,708 | 4.08 | 188,975 | 675 | 86.08 |
| Second/Vacation | 17 | 3,131,085 | 1.33 | 184,181 | 650 | 87.79 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Adjustable Mortgage Loans

**10. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 779 | $158,750,452 | 67.18% | $203,787 | 624 | 85.32% |
| Planned Unit Developments (detached) | 132 | 35,226,880 | 14.91 | 266,870 | 638 | 86.18 |
| Planned Unit Developments (attached) | 77 | 18,008,137 | 7.62 | 233,872 | 624 | 85.99 |
| Two- to four- family units | 50 | 11,677,628 | 4.94 | 233,553 | 638 | 80.56 |
| Condo Low-Rise (less than 5 stories) | 48 | 9,517,208 | 4.03 | 198,275 | 630 | 85.06 |
| Townhouse | 21 | 3,122,129 | 1.32 | 148,673 | 601 | 87.19 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**11. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 972 | $211,482,748 | 89.50% | $217,575 | 633 | 85.63% |
| AM | 120 | 22,450,471 | 9.50 | 187,087 | 578 | 83.59 |
| B | 15 | 2,369,216 | 1.00 | 157,948 | 548 | 70.11 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Group 1 Marketing Pool
# Adjustable Mortgage Loans

**12. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 83 | $22,172,490 | 9.38% | $267,138 | 639 | 84.83% |
| 24 Months | 423 | 83,062,147 | 35.15 | 196,364 | 624 | 85.64 |
| 36 Months | 173 | 36,352,602 | 15.38 | 210,131 | 625 | 86.39 |
| None | 427 | 94,512,873 | 40.00 | 221,342 | 627 | 84.63 |
| Other | 1 | 202,322 | 0.09 | 202,322 | 632 | 90.00 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**13. Interest Only Term**

| Interest Only Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0 | 892 | $177,598,811 | 75.16% | $199,102 | 619 | 86.18% |
| 24 | 143 | 38,355,003 | 16.23 | 268,217 | 650 | 81.92 |
| 36 | 71 | 19,858,120 | 8.40 | 279,692 | 652 | 83.55 |
| 60 | 1 | 490,500 | 0.21 | 490,500 | 603 | 90.00 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
# Group 1 Marketing Pool
# Adjustable Mortgage Loans

**14. Range of Note Margins**

| Range of Note Margins | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2.500% - 2.999% | 1 | $303,651 | 0.13% | $303,651 | 670 | 80.00% |
| 3.000% - 3.499% | 13 | 3,628,821 | 1.54 | 279,140 | 657 | 77.27 |
| 3.500% - 3.999% | 73 | 18,746,923 | 7.93 | 256,807 | 646 | 80.11 |
| 4.000% - 4.499% | 181 | 45,229,156 | 19.14 | 249,885 | 642 | 81.86 |
| 4.500% - 4.999% | 285 | 63,407,513 | 26.83 | 222,483 | 633 | 83.95 |
| 5.000% - 5.499% | 225 | 46,389,205 | 19.63 | 206,174 | 620 | 86.27 |
| 5.500% - 5.999% | 169 | 30,745,839 | 13.01 | 181,928 | 608 | 90.45 |
| 6.000% - 6.499% | 93 | 17,834,442 | 7.55 | 191,768 | 607 | 89.97 |
| 6.500% - 6.999% | 51 | 7,961,350 | 3.37 | 156,105 | 593 | 92.39 |
| 7.000% - 7.499% | 9 | 1,204,790 | 0.51 | 133,866 | 612 | 94.01 |
| 7.500% - 7.999% | 7 | 850,744 | 0.36 | 121,535 | 590 | 97.29 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**15. Range of Maximum Mortgage Rates**

| Range of Maximum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 10.000% - 10.999% | 1 | $310,643 | 0.13% | $310,643 | 627 | 90.00% |
| 11.000% - 11.999% | 181 | 47,485,382 | 20.10 | 262,350 | 645 | 80.72 |
| 12.000% - 12.999% | 514 | 113,133,935 | 47.88 | 220,105 | 631 | 83.73 |
| 13.000% - 13.999% | 330 | 63,577,529 | 26.91 | 192,659 | 611 | 89.82 |
| 14.000% - 14.999% | 74 | 10,935,911 | 4.63 | 147,783 | 600 | 93.58 |
| 15.000% - 15.999% | 7 | 859,034 | 0.36 | 122,719 | 591 | 97.31 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
## . Group 1 Marketing Pool
## Adjustable Mortgage Loans

**16. Range of Minimum Mortgage Rates**

| Range of Minimum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.000% - 3.999% | 3 | $790,583 | 0.33% | $263,528 | 669 | 83.56% |
| 4.000% - 4.999% | 9 | 2,220,564 | 0.94 | 246,729 | 658 | 86.68 |
| 5.000% - 5.999% | 178 | 46,697,238 | 19.76 | 262,344 | 643 | 80.59 |
| 6.000% - 6.999% | 507 | 111,320,576 | 47.11 | 219,567 | 631 | 83.73 |
| 7.000% - 7.999% | 330 | 63,577,529 | 26.91 | 192,659 | 611 | 89.82 |
| 8.000% - 8.999% | 73 | 10,836,911 | 4.59 | 148,451 | 600 | 93.62 |
| 9.000% - 9.999% | 7 | 859,034 | 0.36 | 122,719 | 591 | 97.31 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

**17. Next Interest Rate Adjustment Date**

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2006-07 | 1 | $423,770 | 0.18% | $423,770 | 664 | 80.00% |
| 2006-08 | 2 | 331,391 | 0.14 | 165,696 | 626 | 86.48 |
| 2006-09 | 205 | 44,787,409 | 18.95 | 218,475 | 630 | 84.73 |
| 2006-10 | 114 | 23,619,796 | 10.00 | 207,191 | 632 | 88.41 |
| 2006-11 | 168 | 33,959,300 | 14.37 | 202,139 | 624 | 84.18 |
| 2006-12 | 187 | 39,928,500 | 16.90 | 213,521 | 622 | 84.27 |
| 2007-01 | 104 | 22,268,754 | 9.42 | 214,123 | 625 | 84.17 |
| 2007-09 | 18 | 3,039,397 | 1.29 | 168,855 | 625 | 86.33 |
| 2007-10 | 37 | 7,475,134 | 3.16 | 202,031 | 641 | 90.08 |
| 2007-11 | 94 | 18,831,939 | 7.97 | 200,340 | 630 | 84.55 |
| 2007-12 | 118 | 27,468,971 | 11.62 | 232,788 | 618 | 85.77 |
| 2008-01 | 59 | 14,168,073 | 6.00 | 240,137 | 633 | 86.36 |
| **Total:** | **1,107** | **$236,302,435** | **100.00%** | **$213,462** | **627** | **85.28%** |

 

# RASC 2005-EMX1
# Group 1 Marketing Pool
# Fixed Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 500 - 519 | 7 | $1,397,446 | 1.26% | $199,635 | 507 | 74.07% |
| 520 - 539 | 30 | 3,936,303 | 3.54 | 131,210 | 532 | 74.15 |
| 540 - 559 | 61 | 6,714,994 | 6.03 | 110,082 | 551 | 74.93 |
| 560 - 579 | 59 | 7,543,360 | 6.78 | 127,854 | 570 | 74.25 |
| 580 - 599 | 120 | 10,322,864 | 9.27 | 86,024 | 589 | 79.30 |
| 600 - 619 | 179 | 13,987,732 | 12.57 | 78,144 | 609 | 82.96 |
| 620 - 639 | 237 | 21,029,700 | 18.89 | 88,733 | 630 | 87.85 |
| 640 - 659 | 163 | 16,198,623 | 14.55 | 99,378 | 649 | 88.40 |
| 660 - 679 | 124 | 13,629,192 | 12.24 | 109,913 | 668 | 85.50 |
| 680 - 699 | 68 | 8,162,858 | 7.33 | 120,042 | 688 | 86.66 |
| 700 - 719 | 31 | 3,047,939 | 2.74 | 98,321 | 706 | 86.64 |
| 720 - 739 | 19 | 2,593,226 | 2.33 | 136,486 | 728 | 89.82 |
| 740 - 759 | 10 | 1,392,653 | 1.25 | 139,265 | 752 | 90.31 |
| 760 or greater | 15 | 1,363,343 | 1.22 | 90,890 | 772 | 88.89 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 765 | $36,701,021 | 32.97% | $47,975 | 628 | 87.74% |
| $100,001 - $200,000 | 223 | 30,964,980 | 27.82 | 138,856 | 621 | 80.25 |
| $200,001 - $300,000 | 72 | 17,190,819 | 15.44 | 238,761 | 626 | 82.84 |
| $300,001 - $400,000 | 33 | 11,664,590 | 10.48 | 353,472 | 629 | 82.40 |
| $400,001 - $500,000 | 18 | 8,098,490 | 7.27 | 449,916 | 652 | 83.31 |
| $500,001 - $600,000 | 11 | 5,950,859 | 5.35 | 540,987 | 653 | 83.32 |
| $700,001 - $800,000 | 1 | 749,471 | 0.67 | 749,471 | 654 | 97.00 |



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Fixed Mortgage Loans

| Total: | 1,123 | $111,320,231 | 100.00% | $99,128 | 629 | 83.84% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**3. Range of Net Mortgage Rates**

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 2 | $370,304 | 0.33% | $185,152 | 670 | 75.35% |
| 5.000 - 5.499 | 9 | 2,006,114 | 1.80 | 222,902 | 646 | 81.70 |
| 5.500 - 5.999 | 78 | 15,571,262 | 13.99 | 199,632 | 650 | 76.55 |
| 6.000 - 6.499 | 134 | 25,667,300 | 23.06 | 191,547 | 623 | 76.65 |
| 6.500 - 6.999 | 110 | 16,693,133 | 15.00 | 151,756 | 627 | 82.71 |
| 7.000 - 7.499 | 130 | 16,935,052 | 15.21 | 130,270 | 621 | 85.22 |
| 7.500 - 7.999 | 64 | 5,220,698 | 4.69 | 81,573 | 598 | 87.30 |
| 8.000 - 8.499 | 79 | 5,972,374 | 5.37 | 75,600 | 646 | 91.79 |
| 8.500 - 8.999 | 86 | 4,699,410 | 4.22 | 54,644 | 639 | 89.51 |
| 9.000 - 9.499 | 128 | 5,919,410 | 5.32 | 46,245 | 633 | 92.98 |
| 9.500 - 9.999 | 133 | 5,459,821 | 4.90 | 41,051 | 631 | 96.59 |
| 10.000 - 10.499 | 104 | 4,412,929 | 3.96 | 42,432 | 624 | 96.50 |
| 10.500 - 10.999 | 40 | 1,494,801 | 1.34 | 37,370 | 610 | 96.92 |
| 11.000 - 11.499 | 22 | 742,388 | 0.67 | 33,745 | 604 | 95.09 |
| 11.500 - 11.999 | 4 | 155,236 | 0.14 | 38,809 | 586 | 94.21 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Fixed Mortgage Loans

**4. Range of Mortgage Rates**

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 1 | $290,880 | 0.26% | $290,880 | 664 | 85.00% |
| 5.500 - 5.999 | 9 | 1,807,368 | 1.62 | 200,819 | 656 | 78.60 |
| 6.000 - 6.499 | 59 | 12,011,469 | 10.79 | 203,584 | 650 | 75.94 |
| 6.500 - 6.999 | 133 | 26,416,287 | 23.73 | 198,619 | 627 | 76.64 |
| 7.000 - 7.499 | 98 | 15,483,487 | 13.91 | 157,995 | 629 | 81.77 |
| 7.500 - 7.999 | 149 | 20,191,701 | 18.14 | 135,515 | 620 | 84.74 |
| 8.000 - 8.499 | 63 | 5,145,995 | 4.62 | 81,682 | 603 | 88.00 |
| 8.500 - 8.999 | 77 | 6,270,701 | 5.63 | 81,438 | 635 | 91.30 |
| 9.000 - 9.499 | 78 | 4,359,764 | 3.92 | 55,894 | 641 | 88.04 |
| 9.500 - 9.999 | 120 | 5,724,291 | 5.14 | 47,702 | 638 | 93.47 |
| 10.000 - 10.499 | 149 | 6,060,464 | 5.44 | 40,674 | 631 | 96.22 |
| 10.500 - 10.999 | 113 | 4,865,814 | 4.37 | 43,060 | 624 | 95.78 |
| 11.000 - 11.499 | 42 | 1,627,945 | 1.46 | 38,761 | 614 | 97.00 |
| 11.500 - 11.999 | 26 | 838,857 | 0.75 | 32,264 | 596 | 96.17 |
| 12.000 - 12.499 | 6 | 225,208 | 0.20 | 37,535 | 611 | 93.09 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Fixed Mortgage Loans

**5. Range of Original Loan-to-Value Ratios**

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 45 | $3,113,923 | 2.80% | $69,198 | 596 | 35.07% |
| 50.01 - 55.00 | 14 | 1,851,640 | 1.66 | 132,260 | 609 | 53.42 |
| 55.01 - 60.00 | 30 | 4,492,831 | 4.04 | 149,761 | 609 | 58.58 |
| 60.01 - 65.00 | 34 | 2,938,366 | 2.64 | 86,423 | 627 | 63.27 |
| 65.01 - 70.00 | 54 | 7,844,476 | 7.05 | 145,268 | 598 | 68.03 |
| 70.01 - 75.00 | 49 | 7,441,104 | 6.68 | 151,859 | 611 | 74.14 |
| 75.01 - 80.00 | 107 | 15,617,439 | 14.03 | 145,957 | 618 | 79.53 |
| 80.01 - 85.00 | 85 | 11,716,640 | 10.53 | 137,843 | 637 | 84.21 |
| 85.01 - 90.00 | 153 | 20,458,464 | 18.38 | 133,715 | 627 | 89.71 |
| 90.01 - 95.00 | 69 | 9,600,759 | 8.62 | 139,141 | 661 | 94.36 |
| 95.01 - 100.00 | 482 | 26,185,732 | 23.52 | 54,327 | 646 | 99.87 |
| 100.01 - 105.00 | 1 | 58,857 | 0.05 | 58,857 | 633 | 101.00 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Fixed Mortgage Loans

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| New York | 93 | $15,885,381 | 14.27% | $170,811 | 641 | 79.06% |
| Maryland | 79 | 11,650,661 | 10.47 | 147,477 | 615 | 81.67 |
| New Jersey | 55 | 8,417,371 | 7.56 | 153,043 | 618 | 78.50 |
| Florida | 91 | 8,105,038 | 7.28 | 89,066 | 624 | 85.19 |
| Georgia | 105 | 7,385,693 | 6.63 | 70,340 | 624 | 88.84 |
| Massachussetts | 57 | 7,355,729 | 6.61 | 129,048 | 627 | 75.83 |
| Connecticut | 58 | 7,227,787 | 6.49 | 124,617 | 643 | 81.49 |
| Virginia | 61 | 6,448,945 | 5.79 | 105,720 | 635 | 87.12 |
| California | 39 | 4,159,341 | 3.74 | 106,650 | 624 | 81.16 |
| North Carolina | 41 | 2,961,178 | 2.66 | 72,224 | 641 | 90.81 |
| Illinois | 30 | 2,497,365 | 2.24 | 83,245 | 631 | 84.21 |
| Other | 414 | 29,225,743 | 26.25 | 70,594 | 629 | 88.74 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

(1) Other includes states and the District of Columbia with under 3% concentrations individually.

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**8. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 768 | $83,214,383 | 74.75% | $108,352 | 621 | 81.10% |
| Purchase | 340 | 26,635,148 | 23.93 | 78,339 | 653 | 92.81 |
| Rate/Term Refinance | 15 | 1,470,700 | 1.32 | 98,047 | 633 | 76.87 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Fixed Mortgage Loans

**9. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 1,075 | $104,166,758 | 93.57% | $96,899 | 629 | 84.62% |
| Reduced Documentation | 48 | 7,153,474 | 6.43 | 149,031 | 636 | 72.57 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**10. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 1,085 | $106,812,339 | 95.95% | $98,445 | 627 | 83.86% |
| Non Owner-occupied | 28 | 2,777,677 | 2.50 | 99,203 | 684 | 82.20 |
| Second/Vacation | 10 | 1,730,215 | 1.55 | 173,022 | 681 | 85.26 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**11. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 872 | $86,051,884 | 77.30% | $98,683 | 628 | 83.38% |
| Planned Unit Developments (attached) | 72 | 8,324,078 | 7.48 | 115,612 | 635 | 90.19 |
| Planned Unit Developments (detached) | 96 | 7,530,396 | 6.76 | 78,442 | 620 | 91.59 |
| Two- to four- family units | 43 | 5,647,392 | 5.07 | 131,335 | 648 | 71.15 |
| Condo Low-Rise (less than 5 stories) | 27 | 2,247,845 | 2.02 | 83,254 | 645 | 83.75 |
| Townhouse | 13 | 1,518,637 | 1.36 | 116,818 | 624 | 84.46 |




# RASC 2005-EMX1
## Group 1 Marketing Pool
## Fixed Mortgage Loans

| Total: | 1,123 | $111,320,231 | 100.00% | $99,128 | 629 | 83.84% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

**12. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 999 | $99,856,524 | 89.70% | $99,956 | 634 | 84.85% |
| AM | 103 | 9,430,859 | 8.47 | 91,562 | 582 | 76.50 |
| B | 18 | 1,834,930 | 1.65 | 101,941 | 568 | 67.38 |
| C | 3 | 197,918 | 0.18 | 65,973 | 724 | 78.21 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

**13. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 102 | $14,421,824 | 12.96% | $141,390 | 637 | 78.48% |
| 24 Months | 107 | 7,723,075 | 6.94 | 72,178 | 641 | 88.84 |
| 36 Months | 489 | 50,927,498 | 45.75 | 104,146 | 624 | 83.13 |
| None | 422 | 38,052,626 | 34.18 | 90,172 | 631 | 85.85 |
| Other | 3 | 195,208 | 0.18 | 65,069 | 548 | 77.25 |
| **Total:** | **1,123** | **$111,320,231** | **100.00%** | **$99,128** | **629** | **83.84%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

# RASC 2005-EMX1
# Group 1 Marketing Pool
# Interest Only Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 540 - 559 | 1 | $200,000 | 0.34% | $200,000 | 555 | 67.00% |
| 580 - 599 | 12 | 2,981,172 | 5.08 | 248,431 | 588 | 82.57 |
| 600 - 619 | 24 | 5,469,181 | 9.32 | 227,883 | 609 | 84.60 |
| 620 - 639 | 59 | 15,577,664 | 26.54 | 264,028 | 629 | 82.25 |
| 640 - 659 | 43 | 13,075,877 | 22.27 | 304,090 | 650 | 81.24 |
| 660 - 679 | 38 | 12,184,893 | 20.76 | 320,655 | 669 | 83.97 |
| 680 - 699 | 15 | 3,814,264 | 6.50 | 254,284 | 686 | 82.13 |
| 700 - 719 | 10 | 2,539,332 | 4.33 | 253,933 | 704 | 81.79 |
| 720 - 739 | 5 | 1,449,860 | 2.47 | 289,972 | 727 | 85.66 |
| 740 - 759 | 5 | 923,264 | 1.57 | 184,653 | 751 | 83.18 |
| 760 or greater | 3 | 488,116 | 0.83 | 162,705 | 774 | 70.52 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 2 | $199,000 | 0.34% | $99,500 | 635 | 84.97% |
| $100,001 - $200,000 | 84 | 12,672,821 | 21.59 | 150,867 | 653 | 81.43 |
| $200,001 - $300,000 | 60 | 14,991,453 | 25.54 | 249,858 | 645 | 81.45 |
| $300,001 - $400,000 | 28 | 10,059,319 | 17.14 | 359,261 | 654 | 82.48 |
| $400,001 - $500,000 | 24 | 10,480,298 | 17.85 | 436,679 | 642 | 85.62 |
| $500,001 - $600,000 | 11 | 6,093,932 | 10.38 | 553,994 | 665 | 81.44 |
| $600,001 - $700,000 | 2 | 1,262,000 | 2.15 | 631,000 | 641 | 82.39 |
| $700,001 - $800,000 | 4 | 2,944,800 | 5.02 | 736,200 | 650 | 84.28 |

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Interest Only Mortgage Loans

| Total: | 215 | $58,703,623 | 100.00% | $273,040 | 650 | 82.54% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

### 3. Range of Net Mortgage Rates

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $853,000 | 1.45% | $426,500 | 659 | 73.47% |
| 4.500 - 4.999 | 12 | 4,162,635 | 7.09 | 346,886 | 666 | 82.22 |
| 5.000 - 5.499 | 61 | 16,851,340 | 28.71 | 276,251 | 659 | 81.68 |
| 5.500 - 5.999 | 81 | 21,876,659 | 37.27 | 270,082 | 650 | 82.85 |
| 6.000 - 6.499 | 48 | 12,340,506 | 21.02 | 257,094 | 638 | 83.27 |
| 6.500 - 6.999 | 6 | 1,031,224 | 1.76 | 171,871 | 616 | 84.95 |
| 7.000 - 7.499 | 4 | 1,489,260 | 2.54 | 372,315 | 629 | 85.57 |
| 7.500 - 7.999 | 1 | 99,000 | 0.17 | 99,000 | 596 | 90.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

### 4. Range of Mortgage Rates

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 11 | $3,828,635 | 6.52% | $348,058 | 660 | 80.56% |
| 5.500 - 5.999 | 57 | 16,395,090 | 27.93 | 287,633 | 660 | 81.38 |
| 6.000 - 6.499 | 76 | 20,697,449 | 35.26 | 272,335 | 650 | 82.97 |
| 6.500 - 6.999 | 59 | 15,050,212 | 25.64 | 255,088 | 641 | 83.21 |
| 7.000 - 7.499 | 7 | 1,143,978 | 1.95 | 163,425 | 620 | 84.46 |
| 7.500 - 7.999 | 4 | 1,489,260 | 2.54 | 372,315 | 629 | 85.57 |
| 8.000 - 8.499 | 1 | 99,000 | 0.17 | 99,000 | 596 | 90.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Interest Only Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**5. Range of Original Loan-to-Value Ratios**

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 2 | $375,000 | 0.64% | $187,500 | 691 | 40.33% |
| 55.01 - 60.00 | 1 | 253,000 | 0.43 | 253,000 | 648 | 58.00 |
| 65.01 - 70.00 | 2 | 496,000 | 0.84 | 248,000 | 619 | 68.79 |
| 70.01 - 75.00 | 5 | 1,881,500 | 3.21 | 376,300 | 642 | 74.71 |
| 75.01 - 80.00 | 134 | 33,540,068 | 57.13 | 250,299 | 653 | 79.81 |
| 80.01 - 85.00 | 16 | 4,958,633 | 8.45 | 309,915 | 634 | 84.79 |
| 85.01 - 90.00 | 54 | 17,052,422 | 29.05 | 315,786 | 649 | 89.65 |
| 95.01 - 100.00 | 1 | 147,000 | 0.25 | 147,000 | 757 | 100.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Interest Only Mortgage Loans

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| California | 33 | $13,282,566 | 22.63% | $402,502 | 651 | 83.26% |
| Georgia | 34 | 7,423,094 | 12.65 | 218,326 | 647 | 83.80 |
| Arizona | 32 | 6,151,860 | 10.48 | 192,246 | 656 | 81.56 |
| Virginia | 13 | 3,790,428 | 6.46 | 291,571 | 647 | 82.76 |
| Massachussetts | 8 | 3,255,660 | 5.55 | 406,957 | 672 | 85.22 |
| Florida | 12 | 3,241,531 | 5.52 | 270,128 | 642 | 82.51 |
| Nevada | 10 | 2,956,590 | 5.04 | 295,659 | 649 | 78.65 |
| Maryland | 7 | 2,611,700 | 4.45 | 373,100 | 638 | 81.92 |
| Washington | 9 | 2,365,856 | 4.03 | 262,873 | 662 | 79.88 |
| Colorado | 10 | 2,157,290 | 3.67 | 215,729 | 644 | 81.74 |
| New York | 5 | 2,001,600 | 3.41 | 400,320 | 640 | 84.59 |
| Other | 42 | 9,465,449 | 16.12 | 225,368 | 647 | 81.97 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

(1) Other includes states and the District of Columbia with under 3% concentrations individually.

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**7. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 103 | $30,613,649 | 52.15% | $297,220 | 644 | 82.91% |
| Purchase | 109 | 27,360,224 | 46.61 | 251,011 | 656 | 82.06 |
| Rate/Term Refinance | 3 | 729,750 | 1.24 | 243,250 | 684 | 84.90 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Group 1 Marketing Pool
# Interest Only Mortgage Loans

**8. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 214 | $58,451,623 | 99.57% | $273,138 | 650 | 82.55% |
| Reduced Documentation | 1 | 252,000 | 0.43 | 252,000 | 637 | 80.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 215 | $58,703,623 | 100.00% | $273,040 | 650 | 82.54% |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**10. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 121 | $33,518,205 | 57.10% | $277,010 | 647 | 82.44% |
| Planned Unit Developments (detached) | 63 | 17,182,945 | 29.27 | 272,745 | 654 | 82.23 |
| Planned Unit Developments (attached) | 20 | 5,038,673 | 8.58 | 251,934 | 657 | 82.96 |
| Condo Low-Rise (less than 5 stories) | 9 | 2,479,100 | 4.22 | 275,456 | 648 | 84.22 |
| Two- to four- family units | 1 | 359,900 | 0.61 | 359,900 | 723 | 90.00 |
| Townhouse | 1 | 124,800 | 0.21 | 124,800 | 613 | 80.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Interest Only Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
# Group 1 Marketing Pool
# Interest Only Mortgage Loans

**11. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 203 | $55,722,451 | 94.92% | $274,495 | 653 | 82.54% |
| AM | 12 | 2,981,172 | 5.08 | 248,431 | 588 | 82.57 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**12. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 22 | $6,627,449 | 11.29% | $301,248 | 656 | 80.01% |
| 24 Months | 84 | 20,445,061 | 34.83 | 243,394 | 651 | 81.41 |
| 36 Months | 33 | 9,104,434 | 15.51 | 275,892 | 651 | 82.76 |
| None | 76 | 22,526,680 | 38.37 | 296,404 | 647 | 84.21 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**13. Interest Only Term**

| Interest Only Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 24 | 143 | $38,355,003 | 65.34% | $268,217 | 650 | 81.92% |
| 36 | 71 | 19,858,120 | 33.83 | 279,692 | 652 | 83.55 |
| 60 | 1 | 490,500 | 0.84 | 490,500 | 603 | 90.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |



# RASC 2005-EMX1
## Group 1 Marketing Pool
## Interest Only Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Group 1 Marketing Pool
# Interest Only Mortgage Loans

**14. Range of Note Margins**

| Range of Note Margins | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.000% - 3.499% | 5 | $1,623,800 | 2.77% | $324,760 | 661 | 76.57% |
| 3.500% - 3.999% | 26 | 7,451,093 | 12.69 | 286,580 | 667 | 81.80 |
| 4.000% - 4.499% | 71 | 19,055,286 | 32.46 | 268,384 | 652 | 82.40 |
| 4.500% - 4.999% | 80 | 21,792,787 | 37.12 | 272,410 | 651 | 82.74 |
| 5.000% - 5.499% | 22 | 6,286,074 | 10.71 | 285,731 | 628 | 83.85 |
| 5.500% - 5.999% | 8 | 1,330,674 | 2.27 | 166,334 | 615 | 84.86 |
| 6.000% - 6.499% | 3 | 1,163,910 | 1.98 | 387,970 | 627 | 84.33 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**15. Range of Maximum Mortgage Rates**

| Range of Maximum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 11.000% - 11.999% | 68 | $20,223,725 | 34.45% | $297,408 | 660 | 81.22% |
| 12.000% - 12.999% | 135 | 35,747,661 | 60.90 | 264,797 | 646 | 83.07 |
| 13.000% - 13.999% | 11 | 2,633,238 | 4.49 | 239,385 | 625 | 85.09 |
| 14.000% - 14.999% | 1 | 99,000 | 0.17 | 99,000 | 596 | 90.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
## Group 1 Marketing Pool
## Interest Only Mortgage Loans

**16. Range of Minimum Mortgage Rates**

| Range of Minimum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.000% - 3.999% | 3 | $790,583 | 1.35% | $263,528 | 669 | 83.56% |
| 4.000% - 4.999% | 5 | 1,044,052 | 1.78 | 208,810 | 652 | 82.94 |
| 5.000% - 5.999% | 66 | 19,871,642 | 33.85 | 301,085 | 658 | 81.14 |
| 6.000% - 6.999% | 130 | 34,364,109 | 58.54 | 264,339 | 647 | 83.11 |
| 7.000% - 7.999% | 11 | 2,633,238 | 4.49 | 239,385 | 625 | 85.09 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**17. Next Interest Rate Adjustment Date**

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2006-07 | 1 | $423,770 | 0.72% | $423,770 | 664 | 80.00% |
| 2006-08 | 1 | 224,000 | 0.38 | 224,000 | 630 | 80.00 |
| 2006-09 | 44 | 10,971,071 | 18.69 | 249,343 | 648 | 80.73 |
| 2006-10 | 18 | 4,886,118 | 8.32 | 271,451 | 652 | 80.19 |
| 2006-11 | 29 | 7,717,360 | 13.15 | 266,116 | 648 | 83.35 |
| 2006-12 | 26 | 7,823,119 | 13.33 | 300,889 | 643 | 82.64 |
| 2007-01 | 25 | 6,800,066 | 11.58 | 272,003 | 658 | 83.38 |
| 2007-09 | 2 | 344,520 | 0.59 | 172,260 | 718 | 84.45 |
| 2007-10 | 4 | 1,169,199 | 1.99 | 292,300 | 679 | 83.37 |
| 2007-11 | 25 | 6,196,186 | 10.56 | 247,847 | 646 | 82.54 |
| 2007-12 | 25 | 8,055,715 | 13.72 | 322,229 | 648 | 83.58 |
| 2008-01 | 15 | 4,092,500 | 6.97 | 272,833 | 655 | 85.00 |
| **Total:** | **215** | **$58,703,623** | **100.00%** | **$273,040** | **650** | **82.54%** |

# RASC 2005-EMX1
# Total Marketing Pool
# Second Lien Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 500 - 519 | 1 | $49,980 | 0.11% | $49,980 | 508 | 68.00% |
| 520 - 539 | 9 | 438,199 | 0.95 | 48,689 | 532 | 74.73 |
| 540 - 559 | 19 | 813,470 | 1.76 | 42,814 | 551 | 67.68 |
| 560 - 579 | 26 | 1,060,236 | 2.30 | 40,778 | 570 | 69.67 |
| 580 - 599 | 107 | 4,091,492 | 8.86 | 38,238 | 590 | 90.71 |
| 600 - 619 | 212 | 8,454,901 | 18.30 | 39,882 | 610 | 94.62 |
| 620 - 639 | 284 | 12,066,164 | 26.12 | 42,486 | 629 | 96.01 |
| 640 - 659 | 173 | 7,357,462 | 15.93 | 42,529 | 649 | 95.20 |
| 660 - 679 | 117 | 5,275,021 | 11.42 | 45,086 | 669 | 95.34 |
| 680 - 699 | 69 | 3,242,656 | 7.02 | 46,995 | 688 | 95.05 |
| 700 - 719 | 33 | 1,614,239 | 3.49 | 48,916 | 706 | 96.65 |
| 720 - 739 | 16 | 1,036,204 | 2.24 | 64,763 | 728 | 94.53 |
| 740 - 759 | 8 | 311,161 | 0.67 | 38,895 | 751 | 92.61 |
| 760 or greater | 12 | 383,215 | 0.83 | 31,935 | 783 | 84.35 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 1,064 | $43,507,237 | 94.18% | $40,890 | 636 | 93.83% |
| $100,001 - $200,000 | 22 | 2,687,163 | 5.82 | 122,144 | 660 | 89.01 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

# RASC 2005-EMX1
# Total Marketing Pool
# Second Lien Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Second Lien Mortgage Loans

**3. Range of Net Mortgage Rates**

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 17 | $675,599 | 1.46% | $39,741 | 701 | 83.80% |
| 6.000 - 6.499 | 3 | 78,829 | 0.17 | 26,276 | 642 | 96.98 |
| 6.500 - 6.999 | 6 | 156,175 | 0.34 | 26,029 | 634 | 82.11 |
| 7.000 - 7.499 | 14 | 583,533 | 1.26 | 41,681 | 643 | 74.70 |
| 7.500 - 7.999 | 32 | 1,262,207 | 2.73 | 39,444 | 624 | 76.48 |
| 8.000 - 8.499 | 93 | 3,889,236 | 8.42 | 41,820 | 663 | 85.63 |
| 8.500 - 8.999 | 141 | 7,267,948 | 15.73 | 51,546 | 655 | 91.42 |
| 9.000 - 9.499 | 216 | 9,492,006 | 20.55 | 43,944 | 640 | 94.71 |
| 9.500 - 9.999 | 253 | 10,384,378 | 22.48 | 41,045 | 634 | 97.55 |
| 10.000 - 10.499 | 187 | 8,010,619 | 17.34 | 42,838 | 624 | 96.69 |
| 10.500 - 10.999 | 79 | 2,820,399 | 6.11 | 35,701 | 605 | 96.53 |
| 11.000 - 11.499 | 34 | 1,187,345 | 2.57 | 34,922 | 602 | 95.54 |
| 11.500 - 11.999 | 8 | 287,011 | 0.62 | 35,876 | 593 | 96.87 |
| 12.000 - 12.499 | 2 | 51,535 | 0.11 | 25,767 | 588 | 95.00 |
| 12.500 - 12.999 | 1 | 47,579 | 0.10 | 47,579 | 610 | 40.00 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Second Lien Mortgage Loans

4. Range of Mortgage Rates

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 6.000 - 6.499 | 13 | $482,713 | 1.04% | $37,132 | 712 | 81.64% |
| 6.500 - 6.999 | 5 | 216,731 | 0.47 | 43,346 | 671 | 89.31 |
| 7.000 - 7.499 | 4 | 99,271 | 0.21 | 24,818 | 643 | 94.40 |
| 7.500 - 7.999 | 9 | 432,059 | 0.94 | 48,007 | 629 | 74.70 |
| 8.000 - 8.499 | 31 | 1,185,843 | 2.57 | 38,253 | 641 | 77.27 |
| 8.500 - 8.999 | 84 | 3,399,142 | 7.36 | 40,466 | 650 | 82.75 |
| 9.000 - 9.499 | 110 | 5,694,752 | 12.33 | 51,770 | 656 | 90.26 |
| 9.500 - 9.999 | 214 | 9,797,923 | 21.21 | 45,785 | 649 | 94.63 |
| 10.000 - 10.499 | 267 | 10,808,394 | 23.40 | 40,481 | 632 | 97.51 |
| 10.500 - 10.999 | 208 | 9,079,723 | 19.66 | 43,653 | 626 | 96.40 |
| 11.000 - 11.499 | 82 | 3,024,195 | 6.55 | 36,880 | 610 | 96.08 |
| 11.500 - 11.999 | 46 | 1,517,557 | 3.29 | 32,990 | 594 | 96.33 |
| 12.000 - 12.499 | 10 | 356,983 | 0.77 | 35,698 | 607 | 95.64 |
| 12.500 - 12.999 | 2 | 51,535 | 0.11 | 25,767 | 588 | 95.00 |
| 13.000 - 13.499 | 1 | 47,579 | 0.10 | 47,579 | 610 | 40.00 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Second Lien Mortgage Loans

**5. Range of Original Loan-to-Value Ratios**

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 19 | $830,186 | 1.80% | $43,694 | 606 | 40.83% |
| 50.01 - 55.00 | 4 | 128,794 | 0.28 | 32,198 | 619 | 54.29 |
| 55.01 - 60.00 | 11 | 539,382 | 1.17 | 49,035 | 590 | 58.34 |
| 60.01 - 65.00 | 20 | 844,398 | 1.83 | 42,220 | 645 | 63.68 |
| 65.01 - 70.00 | 26 | 1,305,225 | 2.83 | 50,201 | 622 | 68.70 |
| 70.01 - 75.00 | 22 | 926,286 | 2.01 | 42,104 | 599 | 73.08 |
| 75.01 - 80.00 | 29 | 1,537,437 | 3.33 | 53,015 | 647 | 78.59 |
| 80.01 - 85.00 | 51 | 2,560,834 | 5.54 | 50,212 | 613 | 83.75 |
| 85.01 - 90.00 | 67 | 3,061,390 | 6.63 | 45,692 | 635 | 89.04 |
| 90.01 - 95.00 | 56 | 2,212,135 | 4.79 | 39,502 | 626 | 93.88 |
| 95.01 - 100.00 | 780 | 32,189,476 | 69.68 | 41,269 | 643 | 99.92 |
| 100.01 - 105.00 | 1 | 58,857 | 0.13 | 58,857 | 633 | 101.00 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Second Lien Mortgage Loans

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Georgia | 134 | $4,877,164 | 10.56% | $36,397 | 636 | 99.49% |
| California | 53 | 3,333,757 | 7.22 | 62,901 | 648 | 94.86 |
| Arizona | 85 | 3,262,086 | 7.06 | 38,377 | 638 | 97.88 |
| New York | 62 | 3,243,848 | 7.02 | 52,320 | 635 | 80.94 |
| Florida | 76 | 3,030,128 | 6.56 | 39,870 | 628 | 95.49 |
| Massachussetts | 54 | 2,769,593 | 6.00 | 51,289 | 630 | 80.87 |
| Virginia | 50 | 2,413,622 | 5.22 | 48,272 | 639 | 96.14 |
| New Jersey | 42 | 2,338,826 | 5.06 | 55,686 | 628 | 87.26 |
| Connecticut | 54 | 2,227,400 | 4.82 | 41,248 | 647 | 84.97 |
| Maryland | 39 | 2,024,467 | 4.38 | 51,909 | 625 | 91.22 |
| North Carolina | 51 | 1,891,003 | 4.09 | 37,078 | 637 | 99.75 |
| Other | 386 | 14,782,504 | 32.00 | 38,297 | 640 | 96.48 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

(1) Other includes states and the District of Columbia with under 3% concentrations individually.

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**7. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 612 | $26,879,444 | 58.19% | $43,921 | 633 | 89.51% |
| Purchase | 462 | 18,755,826 | 40.60 | 40,597 | 644 | 99.54 |
| Rate/Term Refinance | 12 | 559,128 | 1.21 | 46,594 | 613 | 86.81 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |


Banc of America Securities

# RASC 2005-EMX1
## Total Marketing Pool
## Second Lien Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
# Total Marketing Pool
# Second Lien Mortgage Loans

**8. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 1,060 | $44,788,310 | 96.96% | $42,253 | 637 | 94.14% |
| Reduced Documentation | 26 | 1,406,090 | 3.04 | 54,080 | 644 | 74.73 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 1,080 | $45,992,827 | 99.56% | $42,586 | 637 | 93.59% |
| Second/Vacation | 5 | 151,722 | 0.33 | 30,344 | 650 | 98.02 |
| Non Owner-occupied | 1 | 49,851 | 0.11 | 49,851 | 801 | 43.00 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**10. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 807 | $32,782,746 | 70.97% | $40,623 | 637 | 92.78% |
| Planned Unit Developments (detached) | 129 | 6,080,739 | 13.16 | 47,138 | 639 | 98.38 |
| Planned Unit Developments (attached) | 87 | 4,249,022 | 9.20 | 48,839 | 640 | 97.83 |
| Condo Low-Rise (less than 5 stories) | 32 | 1,524,663 | 3.30 | 47,646 | 642 | 93.21 |
| Two- to four- family units | 26 | 1,365,930 | 2.96 | 52,536 | 630 | 77.46 |
| Townhouse | 5 | 191,299 | 0.41 | 38,260 | 638 | 94.25 |


Banc of America Securities

# RASC 2005-EMX1
## Total Marketing Pool
## Second Lien Mortgage Loans

| Total: | 1,086 | $46,194,399 | 100.00% | $42,536 | 637 | 93.55% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**11. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 986 | $42,321,505 | 91.62% | $42,922 | 641 | 93.90% |
| AM | 90 | 3,385,963 | 7.33 | 37,622 | 589 | 92.56 |
| B | 5 | 239,840 | 0.52 | 47,968 | 567 | 60.89 |
| C | 5 | 247,092 | 0.53 | 49,418 | 724 | 79.12 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**12. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 95 | $5,113,602 | 11.07% | $53,827 | 641 | 85.61% |
| 24 Months | 166 | 7,195,681 | 15.58 | 43,347 | 638 | 99.05 |
| 36 Months | 344 | 13,740,557 | 29.75 | 39,943 | 635 | 92.27 |
| None | 481 | 20,144,559 | 43.61 | 41,881 | 638 | 94.48 |
| **Total:** | **1,086** | **$46,194,399** | **100.00%** | **$42,536** | **637** | **93.55%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 500 - 519 | 29 | $4,846,390 | 0.87% | $167,117 | 509 | 79.79% |
| 520 - 539 | 195 | 34,360,067 | 6.17 | 176,205 | 531 | 80.88 |
| 540 - 559 | 249 | 40,913,749 | 7.35 | 164,312 | 550 | 81.81 |
| 560 - 579 | 187 | 34,707,946 | 6.24 | 185,604 | 569 | 82.24 |
| 580 - 599 | 283 | 48,234,877 | 8.67 | 170,441 | 589 | 84.39 |
| 600 - 619 | 399 | 71,259,838 | 12.80 | 178,596 | 609 | 84.08 |
| 620 - 639 | 619 | 115,384,542 | 20.73 | 186,405 | 629 | 86.35 |
| 640 - 659 | 373 | 75,936,029 | 13.64 | 203,582 | 649 | 85.64 |
| 660 - 679 | 316 | 62,987,774 | 11.32 | 199,328 | 668 | 87.74 |
| 680 - 699 | 146 | 28,527,327 | 5.13 | 195,393 | 688 | 85.80 |
| 700 - 719 | 84 | 16,044,987 | 2.88 | 191,012 | 707 | 87.67 |
| 720 - 739 | 46 | 9,944,905 | 1.79 | 216,194 | 729 | 86.71 |
| 740 - 759 | 31 | 6,949,865 | 1.25 | 224,189 | 748 | 91.11 |
| 760 or greater | 30 | 6,511,704 | 1.17 | 217,057 | 773 | 89.02 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1





# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 469 | $37,202,098 | 6.68% | $79,322 | 610 | 82.78% |
| $100,001 - $200,000 | 1,460 | 211,777,901 | 38.05 | 145,053 | 621 | 84.98 |
| $200,001 - $300,000 | 703 | 170,833,337 | 30.69 | 243,006 | 623 | 84.89 |
| $300,001 - $400,000 | 248 | 85,233,452 | 15.31 | 343,683 | 623 | 85.45 |
| $400,001 - $500,000 | 74 | 32,461,731 | 5.83 | 438,672 | 643 | 88.02 |
| $500,001 - $600,000 | 25 | 13,674,982 | 2.46 | 546,999 | 664 | 85.92 |
| $600,001 - $700,000 | 4 | 2,481,697 | 0.45 | 620,424 | 623 | 84.89 |
| $700,001 - $800,000 | 4 | 2,944,800 | 0.53 | 736,200 | 650 | 84.28 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**3. Range of Net Mortgage Rates**

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.500 - 3.999 | 2 | $582,300 | 0.10% | $291,150 | 642 | 80.00% |
| 4.000 - 4.499 | 11 | 3,155,529 | 0.57 | 286,866 | 641 | 78.63 |
| 4.500 - 4.999 | 90 | 20,676,235 | 3.71 | 229,736 | 655 | 79.21 |
| 5.000 - 5.499 | 416 | 90,702,676 | 16.30 | 218,035 | 645 | 80.78 |
| 5.500 - 5.999 | 646 | 129,346,916 | 23.24 | 200,227 | 634 | 82.45 |
| 6.000 - 6.499 | 731 | 132,907,429 | 23.88 | 181,816 | 619 | 84.82 |
| 6.500 - 6.999 | 522 | 89,781,798 | 16.13 | 171,996 | 608 | 88.63 |
| 7.000 - 7.499 | 370 | 61,679,024 | 11.08 | 166,700 | 606 | 90.75 |
| 7.500 - 7.999 | 128 | 17,985,194 | 3.23 | 140,509 | 592 | 92.06 |
| 8.000 - 8.499 | 57 | 7,898,713 | 1.42 | 138,574 | 604 | 95.97 |
| 8.500 - 8.999 | 13 | 1,759,514 | 0.32 | 135,347 | 591 | 98.69 |
| 9.000 - 9.499 | 1 | 134,670 | 0.02 | 134,670 | 588 | 100.00 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**4. Range of Mortgage Rates**

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $582,300 | 0.10% | $291,150 | 642 | 80.00% |
| 4.500 - 4.999 | 5 | 957,887 | 0.17 | 191,577 | 610 | 82.24 |
| 5.000 - 5.499 | 77 | 18,559,372 | 3.33 | 241,031 | 654 | 79.28 |
| 5.500 - 5.999 | 374 | 82,512,610 | 14.82 | 220,622 | 645 | 80.54 |
| 6.000 - 6.499 | 580 | 117,706,948 | 21.15 | 202,943 | 635 | 81.81 |
| 6.500 - 6.999 | 762 | 140,381,113 | 25.22 | 184,227 | 623 | 84.67 |
| 7.000 - 7.499 | 514 | 87,529,047 | 15.73 | 170,290 | 610 | 87.78 |
| 7.500 - 7.999 | 433 | 74,584,096 | 13.40 | 172,250 | 605 | 90.56 |
| 8.000 - 8.499 | 151 | 21,643,010 | 3.89 | 143,331 | 594 | 92.18 |
| 8.500 - 8.999 | 71 | 9,762,386 | 1.75 | 137,498 | 607 | 94.95 |
| 9.000 - 9.499 | 17 | 2,256,559 | 0.41 | 132,739 | 594 | 98.42 |
| 9.500 - 9.999 | 1 | 134,670 | 0.02 | 134,670 | 588 | 100.00 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

5. Range of Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 64 | $9,276,046 | 1.67% | $144,938 | 589 | 40.13% |
| 50.01 - 55.00 | 21 | 3,447,247 | 0.62 | 164,155 | 594 | 53.28 |
| 55.01 - 60.00 | 29 | 5,257,854 | 0.94 | 181,305 | 606 | 58.53 |
| 60.01 - 65.00 | 59 | 9,481,470 | 1.70 | 160,703 | 590 | 62.99 |
| 65.01 - 70.00 | 64 | 12,234,837 | 2.20 | 191,169 | 585 | 68.47 |
| 70.01 - 75.00 | 104 | 19,560,263 | 3.51 | 188,079 | 598 | 74.28 |
| 75.01 - 80.00 | 974 | 174,802,403 | 31.40 | 179,469 | 635 | 79.83 |
| 80.01 - 85.00 | 258 | 50,725,790 | 9.11 | 196,612 | 609 | 84.62 |
| 85.01 - 90.00 | 799 | 158,627,740 | 28.50 | 198,533 | 611 | 89.77 |
| 90.01 - 95.00 | 197 | 36,894,195 | 6.63 | 187,280 | 648 | 94.56 |
| 95.01 - 100.00 | 418 | 76,302,153 | 13.71 | 182,541 | 648 | 99.94 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Georgia | 287 | $46,752,811 | 8.40% | $162,902 | 623 | 85.39% |
| Florida | 266 | 45,836,572 | 8.23 | 172,318 | 623 | 86.31 |
| California | 138 | 40,533,208 | 7.28 | 293,719 | 635 | 83.00 |
| Maryland | 175 | 40,204,454 | 7.22 | 229,740 | 615 | 84.24 |
| Massachussetts | 147 | 36,968,578 | 6.64 | 251,487 | 630 | 80.56 |
| New Jersey | 155 | 36,400,335 | 6.54 | 234,841 | 621 | 84.30 |
| Virginia | 170 | 33,273,414 | 5.98 | 195,726 | 614 | 87.37 |
| Arizona | 180 | 31,362,970 | 5.63 | 174,239 | 632 | 83.95 |
| Connecticut | 167 | 30,667,799 | 5.51 | 183,640 | 620 | 85.52 |
| New York | 134 | 29,356,664 | 5.27 | 219,080 | 618 | 81.91 |
| North Carolina | 129 | 17,973,535 | 3.23 | 139,330 | 623 | 87.09 |
| Other | 1,039 | 167,279,657 | 30.05 | 161,001 | 625 | 86.52 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

(1) Other includes states and the District of Columbia with under 3% concentrations individually.

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**7. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 1,923 | $358,729,649 | 64.45% | $186,547 | 610 | 83.95% |
| Purchase | 1,031 | 192,409,426 | 34.57 | 186,624 | 650 | 87.15 |
| Rate/Term Refinance | 33 | 5,470,922 | 0.98 | 165,786 | 620 | 85.49 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

**8. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 2,886 | $538,232,826 | 96.70% | $186,498 | 624 | 85.48% |
| Reduced Documentation | 101 | 18,377,171 | 3.30 | 181,952 | 623 | 73.21 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 2,818 | $528,060,929 | 94.87% | $187,389 | 621 | 84.99% |
| Non Owner-occupied | 130 | 21,850,100 | 3.93 | 168,078 | 673 | 85.76 |
| Second/Vacation | 39 | 6,698,968 | 1.20 | 171,768 | 664 | 89.37 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**10. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 2,179 | $385,781,616 | 69.31% | $177,045 | 621 | 85.27% |
| Planned Unit Developments (detached) | 269 | 60,996,050 | 10.96 | 226,751 | 635 | 85.63 |
| Planned Unit Developments (attached) | 219 | 45,745,200 | 8.22 | 208,882 | 629 | 86.06 |
| Two- to four- family units | 148 | 33,308,989 | 5.98 | 225,061 | 637 | 81.45 |
| Condo Low-Rise (less than 5 stories) | 115 | 20,831,120 | 3.74 | 181,140 | 623 | 83.83 |
| Townhouse | 56 | 9,697,597 | 1.74 | 173,171 | 604 | 84.37 |

# RASC 2005-EMX1
## Total Marketing Pool
## Adjustable Mortgage Loans

| | | | | | | |
|---|---|---|---|---|---|---|
| Townhouse (2 to 4 family units) | 1 | 249,425 | 0.04 | 249,425 | 735 | 72.00 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**11. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 2,623 | $496,347,459 | 89.17% | $189,229 | 630 | 85.55% |
| AM | 301 | 51,663,294 | 9.28 | 171,639 | 579 | 83.43 |
| B | 59 | 8,135,688 | 1.46 | 137,893 | 551 | 66.77 |
| C | 4 | 463,556 | 0.08 | 115,889 | 566 | 74.91 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**12. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 175 | $39,528,759 | 7.10% | $225,879 | 634 | 84.02% |
| 24 Months | 1,256 | 221,621,242 | 39.82 | 176,450 | 620 | 85.36 |
| 36 Months | 458 | 85,056,235 | 15.28 | 185,712 | 625 | 85.62 |
| None | 1,093 | 209,594,195 | 37.66 | 191,760 | 625 | 84.70 |
| Other | 5 | 809,566 | 0.15 | 161,913 | 666 | 96.51 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

**13. Interest Only Term**

| Interest Only Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0 | 2,418 | $427,922,654 | 76.88% | $176,974 | 617 | 85.96% |
| 12 | 2 | 520,150 | 0.09 | 260,075 | 675 | 77.71 |
| 24 | 400 | 88,009,206 | 15.81 | 220,023 | 645 | 81.86 |
| 36 | 164 | 39,267,487 | 7.05 | 239,436 | 650 | 82.69 |
| 60 | 3 | 890,500 | 0.16 | 296,833 | 611 | 85.51 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**14. Range of Note Margins**

| Range of Note Margins | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2.500% - 2.999% | 2 | $602,874 | 0.11% | $301,437 | 615 | 79.01% |
| 3.000% - 3.499% | 27 | 6,150,504 | 1.10 | 227,796 | 653 | 77.90 |
| 3.500% - 3.999% | 178 | 39,168,691 | 7.04 | 220,049 | 651 | 80.16 |
| 4.000% - 4.499% | 474 | 99,876,361 | 17.94 | 210,710 | 640 | 80.77 |
| 4.500% - 4.999% | 711 | 139,436,823 | 25.05 | 196,114 | 631 | 83.57 |
| 5.000% - 5.499% | 637 | 115,339,205 | 20.72 | 181,066 | 616 | 85.89 |
| 5.500% - 5.999% | 475 | 81,263,001 | 14.60 | 171,080 | 607 | 89.47 |
| 6.000% - 6.499% | 307 | 49,132,836 | 8.83 | 160,042 | 603 | 89.63 |
| 6.500% - 6.999% | 129 | 19,464,170 | 3.50 | 150,885 | 597 | 92.66 |
| 7.000% - 7.499% | 33 | 4,552,316 | 0.82 | 137,949 | 605 | 94.56 |
| 7.500% - 7.999% | 14 | 1,623,216 | 0.29 | 115,944 | 592 | 92.89 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

15. Range of Maximum Mortgage Rates

| Range of Maximum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 10.000% - 10.999% | 7 | $1,540,187 | 0.28% | $220,027 | 622 | 81.39% |
| 11.000% - 11.999% | 452 | 101,121,708 | 18.17 | 223,721 | 647 | 80.28 |
| 12.000% - 12.999% | 1,342 | 258,088,061 | 46.37 | 192,316 | 628 | 83.36 |
| 13.000% - 13.999% | 947 | 162,113,143 | 29.13 | 171,186 | 608 | 89.06 |
| 14.000% - 14.999% | 221 | 31,355,670 | 5.63 | 141,881 | 598 | 93.15 |
| 15.000% - 15.999% | 18 | 2,391,228 | 0.43 | 132,846 | 594 | 98.50 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

16. Range of Minimum Mortgage Rates

| Range of Minimum Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.000% - 3.999% | 4 | $1,015,833 | 0.18% | $253,958 | 660 | 83.88% |
| 4.000% - 4.999% | 36 | 7,284,206 | 1.31 | 202,339 | 641 | 82.15 |
| 5.000% - 5.999% | 451 | 100,401,448 | 18.04 | 222,620 | 646 | 80.27 |
| 6.000% - 6.999% | 1,312 | 252,347,468 | 45.34 | 192,338 | 628 | 83.38 |
| 7.000% - 7.999% | 946 | 161,913,143 | 29.09 | 171,156 | 608 | 89.07 |
| 8.000% - 8.999% | 220 | 31,256,670 | 5.62 | 142,076 | 598 | 93.16 |
| 9.000% - 9.999% | 18 | 2,391,228 | 0.43 | 132,846 | 594 | 98.50 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

# RASC 2005-EMX1
# Total Marketing Pool
# Adjustable Mortgage Loans

17. Next Interest Rate Adjustment Date

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2006-05 | 1 | $114,350 | 0.02% | $114,350 | 678 | 80.00% |
| 2006-06 | 7 | 1,471,602 | 0.26 | 210,229 | 625 | 80.13 |
| 2006-07 | 10 | 2,841,338 | 0.51 | 284,134 | 646 | 84.41 |
| 2006-08 | 8 | 1,258,273 | 0.23 | 157,284 | 609 | 84.06 |
| 2006-09 | 547 | 100,972,858 | 18.14 | 184,594 | 628 | 84.53 |
| 2006-10 | 325 | 59,074,103 | 10.61 | 181,766 | 631 | 86.82 |
| 2006-11 | 462 | 80,739,573 | 14.51 | 174,761 | 620 | 84.40 |
| 2006-12 | 497 | 95,308,689 | 17.12 | 191,768 | 619 | 84.75 |
| 2007-01 | 306 | 56,100,070 | 10.08 | 183,334 | 615 | 84.84 |
| 2007-06 | 2 | 390,813 | 0.07 | 195,406 | 723 | 78.06 |
| 2007-09 | 47 | 8,437,038 | 1.52 | 179,511 | 629 | 86.00 |
| 2007-10 | 105 | 19,886,163 | 3.57 | 189,392 | 636 | 87.48 |
| 2007-11 | 241 | 44,298,306 | 7.96 | 183,810 | 629 | 85.11 |
| 2007-12 | 301 | 59,300,051 | 10.65 | 197,010 | 621 | 85.37 |
| 2008-01 | 128 | 26,416,772 | 4.75 | 206,381 | 624 | 84.68 |
| **Total:** | **2,987** | **$556,609,997** | **100.00%** | **$186,344** | **624** | **85.07%** |

# RASC 2005-EMX1
# Total Marketing Pool
# Fixed Mortgage Loans

**1. Range of Credit Scores**

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 500 - 519 | 10 | $1,748,622 | 0.92% | $174,862 | 508 | 74.96% |
| 520 - 539 | 66 | 8,487,142 | 4.44 | 128,593 | 531 | 75.19 |
| 540 - 559 | 112 | 12,376,592 | 6.48 | 110,505 | 551 | 75.46 |
| 560 - 579 | 117 | 13,586,425 | 7.12 | 116,123 | 570 | 73.92 |
| 580 - 599 | 217 | 18,550,845 | 9.72 | 85,488 | 589 | 78.04 |
| 600 - 619 | 325 | 24,223,170 | 12.69 | 74,533 | 609 | 83.75 |
| 620 - 639 | 442 | 34,711,938 | 18.18 | 78,534 | 629 | 87.42 |
| 640 - 659 | 294 | 26,206,687 | 13.73 | 89,138 | 649 | 87.57 |
| 660 - 679 | 213 | 22,113,920 | 11.58 | 103,821 | 668 | 85.52 |
| 680 - 699 | 116 | 12,243,093 | 6.41 | 105,544 | 688 | 86.22 |
| 700 - 719 | 61 | 7,487,074 | 3.92 | 122,739 | 707 | 88.55 |
| 720 - 739 | 32 | 4,429,076 | 2.32 | 138,409 | 729 | 86.87 |
| 740 - 759 | 19 | 2,497,482 | 1.31 | 131,446 | 749 | 89.16 |
| 760 or greater | 24 | 2,274,833 | 1.19 | 94,785 | 776 | 86.09 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**2. Range of Original Mortgage Loan Principal Balances**

| Range of Original Mortgage Loan Principal Balances | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 1,422 | $68,355,318 | 35.80% | $48,070 | 626 | 86.59% |
| $100,001 - $200,000 | 409 | 56,790,973 | 29.74 | 138,853 | 619 | 80.69 |
| $200,001 - $300,000 | 132 | 31,766,306 | 16.64 | 240,654 | 627 | 81.78 |
| $300,001 - $400,000 | 53 | 18,274,321 | 9.57 | 344,799 | 631 | 82.19 |
| $400,001 - $500,000 | 19 | 8,546,136 | 4.48 | 449,797 | 657 | 83.66 |
| $500,001 - $600,000 | 12 | 6,454,376 | 3.38 | 537,865 | 660 | 83.37 |
| $700,001 - $800,000 | 1 | 749,471 | 0.39 | 749,471 | 654 | 97.00 |





## RASC 2005-EMX1
## Total Marketing Pool
## Fixed Mortgage Loans

| Total: | 2,048 | $190,936,899 | 100.00% | $93,231 | 628 | 83.41% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**3. Range of Net Mortgage Rates**

| Range of Net Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 6 | $1,332,321 | 0.70% | $222,053 | 658 | 72.82% |
| 5.000 - 5.499 | 17 | 3,445,311 | 1.80 | 202,665 | 643 | 76.82 |
| 5.500 - 5.999 | 125 | 23,331,792 | 12.22 | 186,654 | 651 | 75.50 |
| 6.000 - 6.499 | 231 | 40,287,215 | 21.10 | 174,404 | 623 | 77.08 |
| 6.500 - 6.999 | 212 | 30,429,813 | 15.94 | 143,537 | 626 | 81.50 |
| 7.000 - 7.499 | 227 | 28,920,174 | 15.15 | 127,402 | 617 | 83.20 |
| 7.500 - 7.999 | 133 | 11,747,166 | 6.15 | 88,325 | 600 | 87.08 |
| 8.000 - 8.499 | 143 | 9,480,227 | 4.97 | 66,295 | 638 | 89.10 |
| 8.500 - 8.999 | 160 | 8,780,729 | 4.60 | 54,880 | 642 | 89.38 |
| 9.000 - 9.499 | 224 | 10,099,168 | 5.29 | 45,086 | 637 | 93.62 |
| 9.500 - 9.999 | 255 | 10,513,385 | 5.51 | 41,229 | 633 | 96.62 |
| 10.000 - 10.499 | 190 | 8,145,867 | 4.27 | 42,873 | 625 | 95.42 |
| 10.500 - 10.999 | 79 | 2,820,399 | 1.48 | 35,701 | 605 | 96.53 |
| 11.000 - 11.499 | 35 | 1,217,207 | 0.64 | 34,777 | 602 | 93.69 |
| 11.500 - 11.999 | 8 | 287,011 | 0.15 | 35,876 | 593 | 96.87 |
| 12.000 - 12.499 | 2 | 51,535 | 0.03 | 25,767 | 588 | 95.00 |
| 12.500 - 12.999 | 1 | 47,579 | 0.02 | 47,579 | 610 | 40.00 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Total Marketing Pool
# Fixed Mortgage Loans

4. Range of Mortgage Rates

| Range of Mortgage Rates | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 3 | $704,824 | 0.37% | $234,941 | 675 | 79.55% |
| 5.500 - 5.999 | 19 | 3,794,638 | 1.99 | 199,718 | 646 | 73.94 |
| 6.000 - 6.499 | 91 | 16,961,608 | 8.88 | 186,391 | 651 | 75.14 |
| 6.500 - 6.999 | 231 | 41,813,976 | 21.90 | 181,013 | 626 | 76.56 |
| 7.000 - 7.499 | 198 | 29,027,083 | 15.20 | 146,601 | 628 | 81.48 |
| 7.500 - 7.999 | 250 | 33,399,240 | 17.49 | 133,597 | 618 | 82.79 |
| 8.000 - 8.499 | 125 | 11,327,869 | 5.93 | 90,623 | 603 | 87.07 |
| 8.500 - 8.999 | 153 | 10,732,483 | 5.62 | 70,147 | 627 | 87.98 |
| 9.000 - 9.499 | 128 | 7,010,387 | 3.67 | 54,769 | 639 | 87.88 |
| 9.500 - 9.999 | 228 | 10,984,708 | 5.75 | 48,179 | 644 | 93.26 |
| 10.000 - 10.499 | 268 | 10,850,733 | 5.68 | 40,488 | 632 | 97.20 |
| 10.500 - 10.999 | 212 | 9,301,640 | 4.87 | 43,876 | 626 | 94.62 |
| 11.000 - 11.499 | 82 | 3,024,195 | 1.58 | 36,880 | 610 | 96.08 |
| 11.500 - 11.999 | 47 | 1,547,419 | 0.81 | 32,924 | 594 | 94.85 |
| 12.000 - 12.499 | 10 | 356,983 | 0.19 | 35,698 | 607 | 95.64 |
| 12.500 - 12.999 | 2 | 51,535 | 0.03 | 25,767 | 588 | 95.00 |
| 13.000 - 13.499 | 1 | 47,579 | 0.02 | 47,579 | 610 | 40.00 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1



# RASC 2005-EMX1
# Total Marketing Pool
# Fixed Mortgage Loans

5. Range of Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 106 | $7,401,672 | 3.88% | $69,827 | 607 | 34.88% |
| 50.01 - 55.00 | 27 | 3,091,534 | 1.62 | 114,501 | 611 | 53.28 |
| 55.01 - 60.00 | 47 | 6,160,657 | 3.23 | 131,078 | 604 | 58.51 |
| 60.01 - 65.00 | 55 | 5,584,605 | 2.92 | 101,538 | 612 | 63.19 |
| 65.01 - 70.00 | 96 | 13,168,589 | 6.90 | 137,173 | 597 | 68.51 |
| 70.01 - 75.00 | 90 | 12,608,016 | 6.60 | 140,089 | 613 | 74.05 |
| 75.01 - 80.00 | 213 | 28,327,355 | 14.84 | 132,992 | 618 | 79.54 |
| 80.01 - 85.00 | 167 | 21,587,472 | 11.31 | 129,266 | 631 | 84.31 |
| 85.01 - 90.00 | 266 | 32,773,791 | 17.16 | 123,210 | 623 | 89.71 |
| 90.01 - 95.00 | 109 | 13,766,812 | 7.21 | 126,301 | 665 | 94.39 |
| 95.01 - 100.00 | 871 | 46,407,540 | 24.31 | 53,281 | 646 | 99.90 |
| 100.01 - 105.00 | 1 | 58,857 | 0.03 | 58,857 | 633 | 101.00 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
# Total Marketing Pool
# Fixed Mortgage Loans

**6. State or Territory**

| State or Territory | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| New York | 152 | $23,001,910 | 12.05% | $151,328 | 640 | 79.91% |
| Maryland | 140 | 20,027,081 | 10.49 | 143,051 | 617 | 80.15 |
| Massachussetts | 116 | 14,633,204 | 7.66 | 126,148 | 635 | 73.98 |
| Florida | 177 | 14,576,020 | 7.63 | 82,350 | 620 | 82.55 |
| New Jersey | 103 | 13,540,354 | 7.09 | 131,460 | 624 | 78.68 |
| Connecticut | 112 | 13,488,494 | 7.06 | 120,433 | 634 | 80.93 |
| Georgia | 199 | 12,762,124 | 6.68 | 64,131 | 626 | 89.68 |
| Virginia | 102 | 9,932,696 | 5.20 | 97,379 | 623 | 85.59 |
| California | 68 | 6,655,412 | 3.49 | 97,874 | 631 | 83.79 |
| North Carolina | 81 | 5,428,418 | 2.84 | 67,018 | 627 | 91.19 |
| Illinois | 52 | 4,501,040 | 2.36 | 86,558 | 622 | 83.94 |
| Other | 746 | 52,390,146 | 27.44 | 70,228 | 627 | 88.10 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

(1) Other includes states and the District of Columbia with under 3% concentrations individually.

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**7. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 1,395 | $142,103,664 | 74.42% | $101,866 | 619 | 80.70% |
| Purchase | 616 | 45,013,908 | 23.58 | 73,075 | 655 | 92.63 |
| Rate/Term Refinance | 37 | 3,819,327 | 2.00 | 103,225 | 622 | 75.57 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1




# RASC 2005-EMX1
# Total Marketing Pool
# Fixed Mortgage Loans

**8. Documentation**

| Documentation | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 1,961 | $179,584,016 | 94.05% | $91,578 | 627 | 84.26% |
| Reduced Documentation | 87 | 11,352,884 | 5.95 | 130,493 | 631 | 70.00 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 1,981 | $182,986,854 | 95.84% | $92,371 | 625 | 83.44% |
| Non Owner-occupied | 53 | 5,897,238 | 3.09 | 111,269 | 684 | 81.45 |
| Second/Vacation | 14 | 2,052,807 | 1.08 | 146,629 | 690 | 86.55 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

**10. Property Type**

| Property Type | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 1,603 | $147,237,917 | 77.11% | $91,851 | 626 | 82.89% |
| Planned Unit Developments (detached) | 164 | 13,085,728 | 6.85 | 79,791 | 626 | 90.34 |
| Planned Unit Developments (attached) | 126 | 12,065,991 | 6.32 | 95,762 | 633 | 89.97 |
| Two- to four- family units | 72 | 11,016,625 | 5.77 | 153,009 | 648 | 75.13 |
| Condo Low-Rise (less than 5 stories) | 58 | 5,030,872 | 2.63 | 86,739 | 637 | 82.57 |
| Townhouse | 25 | 2,499,766 | 1.31 | 99,991 | 616 | 84.82 |




# RASC 2005-EMX1
## Total Marketing Pool
## Fixed Mortgage Loans

| Total: | 2,048 | $190,936,899 | 100.00% | $93,231 | 628 | 83.41% |
|---|---|---|---|---|---|---|

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

**11. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| AX | 1,806 | $168,828,359 | 88.42% | $93,482 | 634 | 84.60% |
| AM | 194 | 17,142,008 | 8.98 | 88,361 | 580 | 76.52 |
| B | 43 | 4,719,440 | 2.47 | 109,754 | 563 | 66.38 |
| C | 5 | 247,092 | 0.13 | 49,418 | 724 | 79.12 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

C:\WINNT\Profiles\SCaldwe\Local Settings\Temporary Internet Files\OLK23\Documents and Settingsnbk4rwoApplication DataCarlisleGroupCAS3Temp" 1

---

**12. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 12 Months | 179 | $22,244,225 | 11.65% | $124,269 | 637 | 80.40% |
| 24 Months | 192 | 11,961,639 | 6.26 | 62,300 | 640 | 90.60 |
| 36 Months | 911 | 93,903,654 | 49.18 | 103,078 | 623 | 81.58 |
| None | 761 | 62,514,609 | 32.74 | 82,148 | 629 | 85.89 |
| Other | 5 | 312,772 | 0.16 | 62,554 | 572 | 78.98 |
| **Total:** | **2,048** | **$190,936,899** | **100.00%** | **$93,231** | **628** | **83.41%** |

## 15. Initial Adjustment Caps

| Initial Adjustment Caps | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 1.000 | 1 | $420,000 | 0.33% | $420,000 | 615 | 80.00% |
| 3.000 | 567 | 128,154,589 | 99.59 | 226,022 | 647 | 82.13 |
| 3.450 | 1 | 112,754 | 0.09 | 112,754 | 649 | 80.00 |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

Top

---

## 16. Periodic Adjustment Caps

| Periodic Adjustment Caps | Number of Mortgage Loans | Principal Balance | Percent of Principal Balance | Average Principal Balance | Weighted Average FICO | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 1.000 | 569 | $128,687,343 | 100.00% | $226,164 | 646 | 82.12% |
| **Total:** | **569** | **$128,687,343** | **100.00%** | **$226,164** | **646** | **82.12%** |

# RASC 2005-EMX1


Banc of America Securities

All average are wtg averages.

| | Originator/ Source 1 | Originator/ Source 2 | Aggregate |
|---|---|---|---|
| FICO avg | 627 | 622 | 625 |
| FICO stdev | 50.41% | 51.06% | 50.82% |
| FICO < 560 % | 12.05% | 15.22% | 13.74% |
| CLTV avg | 84.82% | 84.50% | 84.65% |
| CLTV >80% | 60.21% | 56.97% | 58.48% |
| SS CLTV % | 79.42% | 79.35% | 79.38% |
| Full Doc % | 95.80% | 96.22% | 96.02% |
| Loan Bal avg | 155,884.60 | 142,575.48 | 148,470.09 |
| DTI % | | | |
| DTI >45% | | | |
| Purch % | 31.87% | 31.67% | 31.76% |
| Cash Out % | 67.02% | 66.97% | 67.00% |
| Fxd % | 32.02% | 19.91% | 25.54% |
| 3 yr ARM >= % | 20.42% | 21.94% | 21.23% |
| WAC avg | 7.060 | 7.043 | 7.051 |
| WAC stdev | 1.59% | 1.45% | 1.52% |
| 1st Lien % | 92.73% | 94.77% | 93.82% |
| MI % | | | |
| CA % | 8.07% | 4.79% | 6.31% |
| Invt Prop % | 3.57% | 3.83% | 3.71% |
| IO % | 16.89% | 17.50% | 17.21% |
| 2yr IO% | 11.03% | 12.42% | 11.77% |
| IO non-Full Doc % | 0.07% | 0.00% | 0.03% |
| Multi-Fam % | 4.98% | 6.75% | 5.93% |
| Prim Occ % | 95.03% | 95.19% | 95.12% |

RASC 2005-EMX1

Banc of America Securities

| Originator/Source | WALTV | WACLTV | WA SS CLTV | FICO | WAC | % Bal. | Purch % | Invt Prop % | 1st Lien % | % with S.2nds | CA% | Full Doc % | IO% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name 1 | 79.46% | 84.82% | 79.42% | 627 | 7.060 | 46.50% | 31.87% | 3.57% | 92.73% | 15.05% | 8.07% | 95.80% | 16.89% |
| Name 2 | 80.64% | 84.50% | 79.35% | 622 | 7.043 | 53.50% | 31.67% | 3.83% | 94.77% | 18.79% | 4.79% | 95.22% | 17.50% |
| Total: | 80.09% | 84.65% | 79.38% | 625 | 7.051 | 100.00% | 31.76% | 3.71% | 93.82% | 17.05% | 6.31% | 96.02% | 17.21% |

| Documentation | WALTV | WACLTV | WA SS CLTV | WAFICO | WAC | % Bal. | Purch % | Invt Prop % | 1st Lien % | % with S.2nds | CA% | Full Doc % | IO% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Full | 80.54% | 85.17% | 79.47% | 625 | 7.047 | 96.02% | 32.66% | 3.65% | 93.76% | 17.62% | 6.36% | 100.00% | 17.89% |
| Non-Full | 69.34% | 71.99% | 67.40% | 626 | 7.141 | 3.98% | 10.15% | 5.11% | 95.27% | 3.27% | 5.12% | 0.00% | 0.85% |
| Total | 80.09% | 84.65% | 79.38% | 625 | 7.051 | 100.00% | 31.76% | 3.71% | 93.82% | 17.05% | 6.31% | 96.02% | 17.21% |

| Interest Only | WALTV | WACLTV | WA SS CLTV | WAFICO | WAC | % Bal. | Purch % | Invt Prop % | 1st Lien % | % with S.2nds | CA% | Full Doc % | IO% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2-yr IO | 81.86% | 81.86% | 80.01% | 645 | 6.326 | 11.77% | 48.22% | 0.00% | 100.00% | 52.27% | 19.28% | 99.71% | 100.00% |
| Other IO | 82.69% | 82.69% | 79.83% | 649 | 6.143 | 5.44% | 38.60% | 0.00% | 100.00% | 42.44% | 10.68% | 100.00% | 100.00% |
| Non-IO | 79.67% | 85.17% | 78.81% | 620 | 7.214 | 82.79% | 28.97% | 4.48% | 92.54% | 10.37% | 4.18% | 95.24% | 0.00% |
| Total | 80.09% | 84.65% | 79.38% | 625 | 7.051 | 100.00% | 31.76% | 3.71% | 93.82% | 17.05% | 6.31% | 96.02% | 17.21% |

| FICO | WALTV | WACLTV | WA SS CLTV | WAFICO | WAC | % Bal. | Purch % | Invt Prop % | 1st Lien % | % with S.2nds | CA% | Full Doc % | IO% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0-559 | 79.33% | 79.98% | 84.28% | 540 | 7.262 | 13.74% | 6.15% | 0.41% | 98.73% | 0.21% | 4.48% | 96.48% | 0.19% |
| 560-599 | 78.49% | 81.48% | 77.77% | 581 | 7.240 | 15.39% | 13.59% | 0.63% | 95.52% | 7.77% | 6.01% | 95.67% | 6.83% |
| 600-639 | 79.29% | 85.59% | 79.42% | 621 | 7.130 | 32.85% | 34.10% | 2.29% | 91.64% | 23.60% | 5.58% | 96.24% | 21.27% |
| 640-679 | 81.51% | 86.60% | 79.74% | 658 | 6.883 | 25.05% | 41.94% | 4.81% | 93.25% | 21.55% | 7.39% | 95.33% | 26.40% |
| 680>= | 82.10% | 87.21% | 79.20% | 712 | 6.727 | 12.96% | 54.89% | 12.36% | 93.20% | 20.61% | 8.41% | 96.75% | 19.56% |
| Total | **80.09%** | **84.65%** | **79.38%** | **625** | **7.051** | **100.00%** | **31.76%** | **3.71%** | **93.82%** | **17.05%** | **6.31%** | **96.02%** | **17.21%** |

| Loan Balance | WALTV | WACLTV | WA SS CLTV | WAFICO | WAC | % Bal. | Purch % | Invt Prop % | 1st Lien % | % with S.2nds | CA% | Full Doc % | IO% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| <80,000 | 43.03% | 86.84% | 70.72% | 626 | 8.976 | 9.02% | 35.58% | 4.65% | 41.41% | 6.16% | 3.06% | 96.85% | 0.00% |
| *80,000-100,000* | 75.01% | 82.30% | 76.97% | 612 | 7.477 | 5.10% | 27.43% | 3.86% | 89.47% | 14.36% | 2.60% | 96.60% | 2.36% |
| 100,000>= | 84.28% | 84.56% | 79.80% | 625 | 6.824 | 85.88% | 31.62% | 3.60% | 99.58% | 18.35% | 6.87% | 95.90% | 19.90% |
| Total | **80.09%** | **84.65%** | **79.38%** | **625** | **7.051** | **100.00%** | **31.76%** | **3.71%** | **93.82%** | **17.05%** | **6.31%** | **96.02%** | **17.21%** |

| Lien Position | WALTV | WACLTV | WA SS CLTV | WAFICO | WAC | % Bal. | Purch % | Invt Prop % | 1st Lien % | % with S.2nds | CA% | Full Doc % | IO% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1st Lien | 84.06% | 84.06% | 79.38% | 624 | 6.858 | 93.82% | 31.18% | 3.95% | 100.00% | 18.17% | 6.25% | 95.96% | 18.35% |
| 2nd Lien | 19.78% | 93.55% | 0.00% | 637 | 9.984 | 6.18% | 40.60% | 0.11% | 0.00% | 0.00% | 7.22% | 96.96% | 0.00% |
| Total | **80.09%** | **84.65%** | **79.38%** | **625** | **7.051** | **100.00%** | **31.76%** | **3.71%** | **93.82%** | **17.05%** | **6.31%** | **96.02%** | **17.21%** |

RASC 2005-EMX1

Banc of America Securities

**Assumptions**

| | |
|---|---|
| FRM PPC | 4% - 23% CPR months 1 - 12; 23% CPR months thereafter |
| ARM PPC | 4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter |
| Recovery Delay | 12 months |
| Trigger | Fail |
| Run to | Maturity |

Defaults are in addition to prepayments

**Class M-3**

| | Forward Libor | | | | | | Libor flat for 12 months, then + 400 bp | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Severity: 40% | | | Severity: 65% | | | Severity: 40% | | | Severity: 65% | | |
| PPC | CDR (%) | Cum Loss (%) | WAL (Yrs) | CDR (%) | Cum Loss (%) | WAL (Yrs) | CDR (%) | Cum Loss (%) | WAL (Yrs) | CDR (%) | Cum Loss (%) | WAL (Yrs) |
| 75% | 12.9 | 15.33 | 13.78 | 7.4 | 16.59 | 15.97 | 10.5 | 13.31 | 14.77 | 6.2 | 14.45 | 16.95 |
| 100% | 13.9 | 13.34 | 11.01 | 8.1 | 14.21 | 12.76 | 11.5 | 11.59 | 11.71 | 6.7 | 12.15 | 13.15 |
| 135% | 15.5 | 11.58 | 8.33 | 9.0 | 11.96 | 9.35 | 13.3 | 10.24 | 8.73 | 7.8 | 10.56 | 9.73 |

**Class M-6**

| | Forward Libor | | | | | | Libor flat for 12 months, then + 400 bp | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Severity: 40% | | | Severity: 65% | | | Severity: 40% | | | Severity: 65% | | |
| PPC | CDR (%) | Cum Loss (%) | WAL (Yrs) | CDR (%) | Cum Loss (%) | WAL (Yrs) | CDR (%) | Cum Loss (%) | WAL (Yrs) | CDR (%) | Cum Loss (%) | WAL (Yrs) |
| 75% | 8.9 | 11.76 | 16.00 | 5.4 | 12.85 | 18.00 | 6.8 | 9.58 | 17.09 | 4.1 | 10.21 | 18.40 |
| 100% | 9.0 | 9.53 | 12.80 | 5.4 | 10.06 | 13.99 | 6.9 | 7.66 | 13.60 | 4.2 | 8.07 | 14.68 |

## RASC 2005-EMX1

**Banc of America Securities**

**Assumptions**

| | |
|---|---|
| Libor | Static |
| Run to | Call |

**Class A-I-1**

| | 5% CPR | 10% CPR |
|---|---|---|
| WAL (years) | 3.95 | 2.18 |
| Principal Window | 1 to 107 | 1 to 60 |